                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                 NURESCELL INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
                         (Title of Class of Securities)

                                   67057R 101
                                 (CUSIP Number)

                                Lawrence Shatsoff
                       Triton Private Equities Fund, L.P.
                       225 North Market Street, Suite 333
                              Wichita, Kansas 67202
                                 (316) 262-8874
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

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CUSIP NO. 67057R 101                                                SCHEDULE 13D

1. NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Triton Private Equities Fund, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) / /
                                     (b) / /

3. SEC USE ONLY


4. SOURCE OF FUNDS*
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                   / /


6. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

                      7.  SOLE VOTING POWER
     NUMBER OF            30,000,000
        SHARES        -----------------------------------------------------
  BENEFICIALLY        8.  SHARED VOTING POWER
     OWNED BY             -0-
          EACH        -----------------------------------------------------
    REPORTING         9.  SOLE DISPOSITIVE POWER
       PERSON             30,000,000
         WITH         -----------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,000,000 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    65.1%

14. TYPE OF REPORTING PERSON*
    PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT
                                  SCHEDULE 13D

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ITEM 1. SECURITY AND ISSUER.
----------------------------

         Title of Class: Common Stock, par value $.0001

         Issuer: Nurescell Inc. ("Issuer")

         Principal Executive Offices of Issuer:
               P.O. Box 116
               North Haven, Connecticut 06473

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

                  (a) The reporting person is Triton Private Equities Fund, L.P. ("Triton"). Triton is a Delaware limited partnership. The general partner of Triton is Triton Capital Management, L.L.C. ("TCM"). TCM is a Delaware limited liability company. The members of TCM are John C. Tausche and Lawrence Shatsoff (the "Members").

                  (b) The principal office of Triton is located at 225 North Market Street, Suite 333, Wichita, Kansas 67202. The principal office of TCM is also located at 225 North Market Street, Suite 333, Wichita, Kansas 67202. The business address of each Member is as follows:

                  John C. Tausche - 225 North Market Street, Suite 333, Wichita,
                         Kansas 67202;
                  Lawrence Shatsoff - 39 Hansen Farm Road, North Haven,
                         Connecticut 06473.

                  (c) Triton's principal business is investing directly or indirectly in restricted securities and related derivatives issued by companies meeting its investment criteria. TCM's principal business is to act as the general partner of Triton. The principal employment of each Member and the name, principal business and address of such employer are as follows:

                  John C. Tausche - Self-employed; 225 North Market Street,
                       Suite 333, Wichita, Kansas 67202;
                  Lawrence Shatsoff - Self employed; 39 Hansen Farm Road, North
                       Haven, Connecticut 06473.

                  (d) During the last five years, neither Triton, TCM nor any Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither Triton, TCM nor any Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each Member is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

         Triton presently owns of record 30,000,000 shares of common stock of the Issuer (the "Existing Shares"). The Existing Shares were acquired by the conversion of $30,000 of outstanding convertible debt owed to Triton by the Issuer. It is anticipated that at such time, if ever, as Triton decides to acquire additional shares of the Issuer, Triton will do so by converting into common stock some or all of the remaining debt owed to it by the Issuer (the "Conversion Shares").

ITEM 4. PURPOSE OF TRANSACTION.
-------------------------------

         On March 21, 2003, the Issuer, Triton , Advanced Technology Industries, Inc. ("ATI") and ATI Nuklear AG ("AG") entered into a Restructure Agreement (the "Agreement") pursuant to which, among other things, (i) Triton took control of the Issuer's management and (ii) Triton converted $30,000 of the debt owed to it by the Issuer into the Existing Shares, so as to become the Issuer's majority shareholder. As the Issuer's majority shareholder, Triton plans to (i) approve an increase in the Issuer's authorized shares (the "Share Increase") so that, if Triton so desires, it can thereafter convert some or all of the remaining debt owed to it by the Issuer into additional shares of common stock and (ii) approve the transfer of a material amount of technology assets held by the Issuer to AG in return for the cancellation of all debts and other obligations owed by the Issuer to AG and ATI (the "Technology Transfer"). The Share Increase and the Technology Transfer will take effect on a future date following the delivery of an Information Statement to the Issuer's shareholders describing those actions, subject to the satisfaction of certain other conditions specified in the Agreement. At this time, it is anticipated that the Share Increase and the Technology Transfer will take effect in the third quarter of 2003.

         Pursuant to the Agreement, all of the Issuer's officers and directors resigned from their positions with the Issuer without any disagreement and Triton's designee, Lawrence Shatsoff, became the Issuer's sole officer and director.

         For the foreseeable future, Triton will provide funding for at least minimal operations by the Issuer (including continued reporting under the Securities Exchange Act of 1934) while it determines whether the Issuer has value as a candidate in a merger or other business combination. At this time, there is no estimate as to when, if at all, a merger or other business combination for the Issuer will be located.

         Triton intends to review its holdings, if any, with respect to the Issuer on a continuing basis. Depending on its evaluation of the Issuer's prospects, and upon future developments (including, but not limited to, market prices of the Issuer's common stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), Triton may acquire additional shares of the Issuer's common stock (by acquisition of the Conversion Shares or otherwise); sell all or a portion of its Existing Shares, Conversion Shares or other shares of the Issuer's common stock hereafter acquired; or maintain its position at current levels.

         Except as provided above, Triton has no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. Triton may, at any time and from time to time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

                  (a) Triton acquired the Existing Shares from the Issuer in a private transaction on March 21, 2003 by converting $30,000 of convertible debt owed to Triton by the Issuer at a price of $0.001 per share. At the present time, the Existing Shares comprise 65.1% of the Issuer's outstanding shares of common stock (the only class of equity securities presently outstanding).

                  In addition to the Existing Shares, Triton has the right to acquire the Conversion Shares. The Conversion Shares are obtainable upon conversion of the Issuer's $385,000 Series 1999-A 8% Convertible Promissory Note dated December 15, 1999 (of which $50,000 in principal amount has previously been converted) and $385,000 Series 2000-A 8% Convertible Promissory Note dated February 8, 2000 (collectively, the "Notes"). Each Note

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bears interest at 8% per year, payable in cash or common stock, at the Issuer's election. Interest payments are due (i) on March 31, June 30, September 30 and December 31 of each year and (ii) upon conversion as to accrued interest on the amount being converted. Principal of each Note became due and payable on December 1, 2001. The Issuer is in default with respect to the payment of principal and accrued interest on the Notes, and is also liable to Triton for cash penalties which are accruing due to the Issuer's failure to register the Conversion Shares as required by contract. The principal amount of the December 1999 Note is convertible into the Issuer's common stock at a conversion price that is the lower of (i) $1.875/share or (ii) 95% of the average of the three lowest closing bid prices for the Issuer's common stock in the 20 trading days prior to the applicable conversion date. The principal amount of the February 2000 Note is convertible into the Issuer's common stock at a conversion price that is the lower of (i) $5.15625/share or (ii) 95% of the average of the three lowest closing bid prices for the Issuer's common stock in the 20 trading days prior to the applicable conversion date. Upon certain conditions, the Issuer has the right to redeem the Notes for 100% of the remaining principal amount, plus accrued interest. At this time, beneficial ownership of the Conversion Shares is disclaimed due to uncertainty as to the number of shares which Triton is able to acquire or may actually acquire.

                  (b) Triton holds sole voting and dispositive power with respect to the Existing Shares. Upon any acquisition of the Conversion Shares, Triton will also hold sole voting and dispositive power with respect to such shares.

                  (c) Except as described above, Triton has engaged in no transactions with respect to the Issuer's common stock in the past sixty days.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

         Except as listed in Item 7 below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Triton and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

         The following exhibits are attached hereto:

         (a) Series 1999-A 8% Convertible Promissory Note for $385,0000 dated December 15, 1999 by the Issuer in favor of Triton;
         (b) Securities Purchase Agreement dated as of December 15, 1999 between Triton and the Issuer;
         (c) Registration Rights Agreement dated as of December 15, 1999 between Triton and the Issuer;
         (d) Series 2000-A 8% Convertible Promissory Note for $385,0000 dated February 8, 2000 by the Issuer in favor of Triton;
         (e) Securities Purchase Agreement dated as of February 8, 2000 between Triton and the Issuer;
         (f) Registration Rights Agreement dated as of February 8, 2000 between Triton and the Issuer; and
         (g) Restructure Agreement dated March 21, 2003 between Triton, the Issuer, ATI and AG.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 26, 2003
                                          Triton Private Equities Fund, L.P.

                                          By: Triton Capital Management, L.L.C.,
                                              General Partner

                                          By: /s/ LAWRENCE SHATSOFF
                                              ----------------------------------
                                              Lawrence Shatsoff, Member

EXHIBIT 7(a)

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS (COLLECTIVELY, THE "LAWS"). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE LAWS, OR (II) AN OPINION OF COUNSEL PROVIDED TO THE ISSUER IN FORM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE LAWS DUE TO AN AVAILABLE EXCEPTION TO OR EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE LAWS.

                             DATE: DECEMBER 15, 1999

NOTE # 01                                                        U.S.$385,000.00

                                 NURESCELL INC.

          SERIES 1999-A EIGHT PERCENT (8%) CONVERTIBLE PROMISSORY NOTE
                              DUE DECEMBER 1, 2001

        THIS NOTE is one of a duly authorized issue of Notes (a "Note" or the "Notes") of Nurescell Inc., a corporation duly organized and validly existing under the laws of the State of Nevada, U.S.A. (the "Company") designated as its Series 1999-A Eight Percent (8%) Convertible Notes Due December 1, 2001, in an aggregate principal face value for all Notes of this series of Three Hundred Eighty Five Thousand and no/100 United States Dollars (US$385,000.00).

        FOR VALUE RECEIVED, the Company promises to pay to THE TRITON PRIVATE EQUITIES FUND, L.P., the registered holder hereof and its successors and assigns (the "Holder"), the principal sum of Three Hundred Eighty Five Thousand and no/100 United States Dollars ($385,000.00) on December 1, 2001 (the "Maturity Date"), and to pay interest on the principal sum outstanding, at the rate of eight percent (8%) per annum due and payable in quarterly installments in arrears, on June 30, September 30, December 31 and March 31 of each year during the term of this Note, with the first such payment to be made on March 31, 2000. Accrual of interest on the outstanding principal amount, payable in cash or Common Stock (defined hereinafter) at the Company's option, shall commence on the date hereof and shall continue until payment in full of the outstanding principal amount has been made or duly provided for. The interest so payable will be paid to the person in whose name this Note (or one or more predecessor Notes) is registered on the records of the Company regarding registration and transfers of the Note (the "Note Register"); provided, however, that the Company's obligation to a transferee of this Note arises only if such transfer, sale or other disposition is made in accordance with the terms and conditions of that Securities Purchase Agreement of even date herewith between the Company and The Triton Private Equities Fund, L.P. (the "Securities Purchase Agreement").

        The principal of, and interest on, this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, at the address last appearing on the Note Register of the Company as designated in writing by the Holder hereof from time to time. The Company will pay the outstanding principal of and any and all accrued and unpaid interest due upon this Note on the Maturity Date, less any amounts required by law to be deducted or withheld, to the record Holder of this Note as of the fifth business day (as defined in the Securities Purchase Agreement) prior to the Maturity Date and addressed to such Holder at the last address appearing on the Note Register. The forwarding of such funds shall constitute a payment of outstanding principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Note to the extent of the sum represented by such payment plus any amounts so deducted or withheld. Except as herein provided, this Note may not be prepaid without the prior written consent of the Holder. Interest may at the Company's option be paid in Common Stock, with the number of shares of Common Stock to be delivered in payment of such interest determined by taking the dollar amount of interest being paid divided by the average of the closing bid prices for the Common Stock for the ten (10) trading days prior to the due date of such interest payment multiplied by ninety percent (.90).

        This Note is subject to the following additional provisions:

        1. NOTE EXCHANGEABLE. The Note is exchangeable commencing thirty (30) days from the date hereof for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same, but not of denominations of less than Fifty Thousand United States Dollars (US$50,000.00) without the Company's written consent. No service charge will be made for such registration or transfer or exchange.

        2. WITHHOLDING. The Company shall be entitled to withhold from all payments of principal or interest pursuant to this Note any amounts required to be withheld under the applicable provisions of the United States income tax or other applicable laws at the time of such payments.

        3. TRANSFER/EXCHANGE OF NOTE; REGISTERED HOLDER; OPINION OF COUNSEL; LEGEND. This Note has been issued subject to investment representations of the original purchaser hereof and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "1933 Act") and applicable state securities laws. Prior to due presentment for transfer of this Note, the Company and any agent of the Company may treat the person in whose name this
Note is duly registered on the Company's Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected or bound by notice to the contrary.

        The Holder understands and acknowledges by its acceptance hereof that
(i) except as provided in the Securities Purchase Agreement and in that Registration Rights Agreement attached as Exhibit C to the Securities Purchase Agreement (the "Registration Rights Agreement"), both such documents incorporated herein by reference, this Note and the shares of common stock in the Company issuable upon conversion thereof as herein provided ("Conversion Shares") have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (a) subsequently registered thereunder, or (b) the Holder shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, substance and scope to the Company, to the effect that the securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration; (ii) any sale of such securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other regulation and/or exemption under the 1933 Act or the rules and regulations of the United States Securities and Exchange Commission (the "SEC") thereunder; and (iii) neither the Company nor any other person is under any obligation to register such securities under the 1933 Act or any state securities laws (other than pursuant to the terms of the Securities Purchase Agreement and the Registration Rights Agreement) or to comply with the terms and conditions of any exemption thereunder.

        Any Conversion Shares issued upon conversion of this Note, and if applicable, any common stock of the Company issued in payment of interest as herein provided, shall, if and only to the extent required by law, bear legends in similar form to the legends set forth on the first page of this Note.

        4. CONVERSION OF NOTE INTO COMMON STOCK; REDEMPTION BY THE COMPANY.

        (a) The Holder of this Note is entitled, at its option, at any time commencing the earlier of (i) the date on which the Registration Statement (as defined in the Securities Purchase Agreement) is declared effective by the SEC; or (ii) the date which is one hundred twenty (120) days after the date first written at the top of this Note, to convert all or a portion of the original principal face amount of this Note into shares of common stock in the Company, $.0001 par value per share (defined herein as the "Common Stock"), at a conversion price (the "Conversion Price") for each share of Common Stock equal to the lesser of (x) one hundred twenty-five percent (125%) of the closing bid price for the Common Stock on the date of issuance of this Note, or (y) a percentage (the "Applicable Percentage") of the average of the three (3) lowest closing bid prices for the Common Stock for the twenty (20) trading days immediately preceding the Conversion Date (as hereinafter defined), as reported on the National Association of Securities Dealers OTC Bulletin Board Market (or on such other national securities exchange or market as the Common Stock may trade at such time). The Applicable Percentage shall be equal to the following:
(i) for conversions made on or before 120 days after the date of this Note, 105%; (ii) for conversions made between 121 and 150 days after the date of this Note, 103%; (iii) for conversions made between 151 and 180 days after the date of this Note, 100%; (iv) for conversions made between 181 and 210 days after the date of this Note, 97%; or (v) for conversions made after 210 days after the date of this Note, 95%.

        Any conversion of this Note shall be achieved by submitting to the Company the fully completed form of conversion notice attached hereto as Exhibit I (a "Notice of Conversion"), executed by the Holder of this Note evidencing such Holder's intention to convert this Note or the specified portion (as herein provided) hereof. A Notice of Conversion may be submitted via facsimile to the Company at the telecopier number for the Company provided in the Securities Purchase Agreement (or at such other number as requested in advance of such conversion in writing by the Company), and if so submitted the original Notice of Conversion shall be delivered to the Company within two (2) business days thereafter. The Company and the Holder shall each keep records with respect to the portion of this Note then being converted and all portions previously converted; upon receipt by the Holder of the requisite Conversion Shares, the outstanding principal amount of the Note shall be reduced by the amount specified in the Notice of Conversion resulting in such Conversion Shares. The Company may from time to time, but is not required to, instruct the Holder and the Holder shall surrender this Note along with the Notice of Conversion for the purposes of making a notation thereon as to the amount of principal being converted, or of canceling this Note and issuing a new Note in the same form with the principal amount of such Note reduced by the amount converted. Such new or notated Note shall be delivered to the Holder within three (3) business days after such Holder's surrender to the Company. No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share. Accrued interest on the converted portion of the Note shall be payable upon conversion thereof, in cash or Common Stock at the Conversion Price, at the Company's option. The date on which a notice of conversion is given (the "Conversion Date") shall be deemed to be either the date on which the Company receives from the Holder an original Notice of Conversion duly executed, or, if earlier, the date set forth in such Notice of Conversion if the original Notice of Conversion is received by the Company within two (2) business days thereafter.

        In all cases, the Company shall deliver the Conversion Shares to the Holder within three (3) business days after the Conversion Date with respect to such Conversion Shares being delivered, and at the address specified in the Notice of Conversion. The Company acknowledges that the Securities Purchase Agreement requires that the Company pay liquidated damages for late or non-delivery of Conversion Shares.

        Subject to the provisions of Paragraph 4(b) hereof, at the Maturity Date, the remaining portion of this Note which remains unconverted, if any, plus accrued interest shall be automatically converted into shares of Common Stock as of the Maturity Date, as if the Holder had converted the remaining portion of this Note according to the provisions of this Section 4, with the Conversion Date being equivalent in such event to the Maturity Date, as if the Holder had provided the Company with a Notice of Conversion with respect to the outstanding principal amount of this Note on the Maturity Date. Other than a conversion made on the Maturity Date in accordance with this paragraph, conversions of this Note must be effected in increments of at least Ten Thousand U.S. Dollars ($10,000) of principal amount of this Note (or such lesser outstanding principal amount of this Note).

        (b) Notwithstanding anything herein to the contrary, the Company shall have the right (but not the obligation) to redeem all or any portion of this Note, provided the Company is not then in violation of any of its obligations under this Note or under the Securities Purchase Agreement or any addenda thereto, under the following conditions. At any time prior to delivery of any Notice of Conversion (in this Section 4(b), a "Notice") to the Company by the Holder in accordance with the terms of this Note, the Company may give to the Holder notice (a "Redemption Notice") that it intends to pay the Holder the Cash Redemption Amount (as hereinafter defined) with respect to all or such portion of the Note referred to in the Redemption Notice. The "Cash Redemption Amount" shall be equal to one hundred percent (100%) of the face amount of the portion of the Note to be redeemed pursuant to the Redemption Notice, and shall be paid to the Holder according to the Holder's written instructions to the Company within three (3) business days after delivery of the Redemption Notice with respect to such Note or portion thereof to be redeemed. If the Company does not redeem within the time limits herein specified and according to the terms of this Section 4(b), then unless waived by the Holder, the Redemption Notice shall be null and void, and the Holder may convert all or such portion of this Note as the Holder in its discretion determines. The Company may not redeem any portion of the Note for which a Notice of Conversion has been submitted prior to or within three (3) business days after a Redemption Notice is delivered to the Holder.

        5. OBLIGATIONS OF THE COMPANY HEREIN ARE UNCONDITIONAL. No provision of this Note shall alter or impair the obligation of the Company, which obligation is absolute and unconditional, to repay the principal amount of this Note at the time, place, rate, and in the coin currency, hereinabove stated. This Note and all other Notes now or hereafter issued in replacement of this Note on the same or similar terms are direct obligations of the Company. This Note ranks at least equally with all other Notes now or hereafter issued under the terms set forth herein. The Conversion Price and number of shares of Common Stock issuable upon conversion shall be subject to adjustment from time to time as provided in
Section 6 below.

        6. ADJUSTMENTS.

        (a) In the event the Company should at any time or from time to time, after the date of this Note, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock (equal to at least ten percent (10%) or more of the Company's then issued and outstanding shares of Common Stock) or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), then unless the Conversion Price is otherwise automatically adjusted in accordance with the terms of this Note, the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of this Note shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

        (b) If the number of shares of Common Stock outstanding at any time after the date of this Note is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable upon conversion of this Note shall be decreased in proportion to such decrease in outstanding shares.

        (c) In the event the Company, at any time while all or any portion of this Note is outstanding, shall be consolidated with or merged into any other corporation or corporations or shall sell or lease all or substantially all of its property and business as an entirety, then lawful provisions shall be made as part of the terms of such consolidation, merger, sale or lease so that the holder of this Note may thereafter receive in lieu of such Common Stock otherwise issuable to such holder upon conversion of this Note, but at the conversion rate which would otherwise be in effect at the time of conversion, as hereinbefore provided, the same kind and amount of securities or assets as may be issuable, distributable or payable upon such consolidation, merger, sale or lease with respect to Common Stock of the Company.

        7. RESERVATION OF SHARES. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of this Note, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the outstanding principal amount, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of this Note, in addition to such other remedies as shall be available to Holder, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase the number of authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including without limitation, using its best efforts to obtain the requisite stockholder approval necessary to increase the number of authorized shares of the Company's Common Stock.

        8. NOTE HOLDER NOT DEEMED A STOCKHOLDER. No Holder, as such, of this Note shall be entitled (prior to conversion of this Note into Common Stock, and only then to the extent of such conversion) to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Note be construed to confer upon the Holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Note of the Conversion Shares which he or she is then entitled to receive upon the due conversion of all or a portion of this Note. Notwithstanding the foregoing, the Company will provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

        9. NO LIMITATION ON CORPORATE ACTION. No provisions of this Note and no right or option granted or conferred hereunder shall in any way limit, affect or abridge the exercise by the Company of any of its corporate rights or powers to recapitalize, amend its Certificate of Incorporation, reorganize, consolidate or merge with or into another corporation, or to transfer all or any part of its property or assets, or the exercise of any other of its corporate rights and powers.

        10. REPRESENTATIONS OF HOLDER. Upon conversion of all or a portion of this Note, the Holder shall confirm in writing, in a form reasonably satisfactory to the Company, that the Conversion Shares so purchased are being acquired solely for the Holder's own account and not as a nominee for any other party, and that such Holder is an Accredited Investor (as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act). The Company acknowledges that Holder's duly executed certification on the Notice of Conversion is satisfactory confirmation of the facts set forth in the immediately preceding sentence. If such Holder cannot make such representations because they would be factually incorrect, it shall be a condition to such Holder's conversion of all or a portion of the Note that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of its securities upon conversion of the Note shall not violate any United States or state securities laws.

        11. WAIVER OF DEMAND, PRESENTMENT, ETC. The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereunder, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

        12. ATTORNEY'S FEES. The Company agrees to pay all costs and expenses, including without limitation reasonable attorney's fees, which may be incurred by the Holder in collecting any amount due under this Note or in enforcing any of Holder's conversion rights as described herein.

        13. DEFAULT. If one or more of the following described "Events of Default" shall occur:

        (a) The Company shall continue in default in the payment of principal or interest on this Note for a period of ten (10) days after a notice of default is received by the Company with respect to any such payment, or the Company shall not timely honor any Notice of Conversion as specified herein and in the Securities Purchase Agreement; or

        (b) Any of the representations or warranties made by the Company herein, in the Securities Purchase Agreement, the Registration Rights Agreement, or in any certificate or financial or other written statement heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Note or the Securities Purchase Agreement or the Registration Rights Agreement shall be false or misleading in any material respect at the time made and the Holder shall have provided seven (7) days prior written notice to the Company of the alleged misrepresentation or breach of warranty and the same shall continue uncured for a period of seven (7) days after such written notice from the Holder; or

        (c) The Company shall fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation of the Company under this Note or the Securities Purchase Agreement and such failure shall continue uncured for a period of seven
        (7) days after written notice from the Holder of such failure; or

        (d) The Company shall either: (i) become insolvent; (ii) admit in writing its inability to pay its debts generally or as they become due;
        (iii) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (iv) apply for, or consent to the appointment of, a trustee, liquidator, or receiver for its or for a substantial part of its property or business; or

        (e) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without the Company's consent and such appointment is not discharged within sixty
        (60) days after such appointment; or

        (f) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter; or

        (g) Any money judgment, writ or Note of attachment, or similar process in excess of Two Hundred Thousand United States Dollars (US$200,000.00) in the aggregate shall be entered or filed against the Company or any of its properties or assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of fifteen (15) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

        (h) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within sixty days after such institution or the Company shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in, any such proceeding; or

        (i) The Company shall have its Common Stock delisted from the OTC BULLETIN BOARD Market or suspended from trading thereon, and shall not have its Common Stock relisted on the same or another national securities exchange (other than the National Quotation Bureau, Inc., "pink sheets" market), or have such suspension lifted, as the case may be, within ninety days after such delisting or suspension; or

        (j) The Company shall have received a notice of default on the payment of any debt(s) aggregating in excess of Two Hundred Thousand United States Dollars (US$200,000.00) beyond any applicable grace period;

then, or at any time thereafter, and in any and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver in one instance shall not be deemed to be a waiver in another instance or for any other prior or subsequent Event of Default) at the option of the Holder and in the Holder's sole discretion, the Holder may immediately accelerate the maturity hereof, whereupon all principal and interest hereunder shall be immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by the Company, anything herein or in any Note or other instrument contained to the contrary notwithstanding, and the Holder may immediately, and upon the expiration of any period of grace, enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law or equity.

        14. NOTE A GENERAL UNSECURED OBLIGATION OF THE COMPANY. This Note represents a general unsecured obligation of the Company. No recourse shall be had for the payment of the principal of, or the interest on, this Note, or for any claim based thereon, or otherwise in respect hereof, against any incorporator, shareholder, officer, director, or agent of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

        15. ENFORCEABILITY. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.

        16. ENTIRE AGREEMENT. This Note and Exhibit I attached hereto, the Securities Purchase Agreement and the Exhibits attached thereto and the Registration Rights Agreement and the Exhibits attached thereto (if any) constitute the full and entire understanding between the Company and the Holder with respect to the subject matter hereof and thereof. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

        17. GOVERNING LAW. This Note shall be governed by and construed in accordance with the laws of the state of Delaware without giving effect to applicable principles of conflict of law.

        18. HEADINGS. Headings in this Note are for convenience only, and shall not be used in the construction of this Note.

        IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized, all as of the date first hereinabove written.

                              NURESCELL INC.

                              By: /s/ Adrian A. Joseph
                                  --------------------------------
                                  Mr. Adrian A. Joseph, CEO

                                    EXHIBIT I

                              NOTICE OF CONVERSION

        (To Be Executed by the Registered Holder in Order to Convert the Note)

        The Undersigned hereby irrevocably elects to convert $___ of the Eight Percent (8%) Convertible Note Due December 1, 2001, No. 01, into shares of Common Stock of Nurescell Inc. (the "Company"), according to the terms and conditions set forth in such Note, as of the date written below. If securities are to be issued to a person other than the Undersigned, the Undersigned agrees to pay all applicable transfer taxes with respect thereto.

        The Undersigned represents that it, as of this date, is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated by the SEC under the 1933 Act.

        The Undersigned also represents that the Conversion Shares are being acquired for the Holder's own account and not as a nominee for any other party. The Undersigned represents and warrants that all offers and sales by the Undersigned of the Conversion Shares shall be made pursuant to registration of the same under the 1933 Act, or pursuant to an exemption from registration under the 1933 Act. The Undersigned acknowledges that the Conversion Shares shall if (and only if) required by law contain the legend contained on page 1 of the Note.

Conversion Date:* _____________________

Applicable Conversion Price: ______________________________

Holder (Print True Legal Name): ______________________________________

(Signature of Duly Authorized Representative of Holder)

Address of Holder:_____________________________________

                  _____________________________________

                  _____________________________________

* This original Notice of Conversion must be received by the Company by the second business day following the Conversion Date.

EXHIBIT 7(b)

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), is made as of December 15, 1999, by and between Nurescell Inc., a corporation organized under the laws of the State of Nevada, U.S.A., with headquarters located at 1400 Bristol Street North, Suite 240, Newport Beach, California 92660 (the "Company") and the buyer set forth on the execution page hereof (the "Buyer").

                                    RECITALS

        A. The Company and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act") and Section 4(2) under the 1933 Act;

        B. The Buyer desires to purchase from the Company, and the Company desires to sell to the Buyer, for the amounts and upon the terms and conditions stated in this Agreement, in a closing (the "Closing") as herein described, certain of the Company's convertible notes as listed and described in Recital B(i) immediately below, and certain warrants as listed and described in Recital B(ii) below.

        (i) At the Closing (the "Closing"), the Company's Series 1999-A Eight Percent (8%) Convertible Notes, the form of which is attached hereto as Exhibit A (the "Notes"), which may be converted into common stock of the Company, $.0001 par value per share ("Common Stock"), upon the terms and conditions hereof and upon the terms and conditions of the Notes. The purchase price for the Notes sold pursuant to this Agreement shall be as stated in Section 1(a) below. The total aggregate face amount of the Notes to be issued and sold by the Company at the Closing is Three Hundred Eighty Five Thousand and no/100 United States Dollars ($385,000.00), all in accordance with the terms of this Agreement and of the Notes.

        (ii) At the Closing, as additional consideration for Buyer's purchase of the Notes a warrant (the "Warrants") to purchase 25,000 shares of Common Stock at a purchase price of $2.25 per share, which Warrants must be exercised if at all within three (3) years after the date of issuance. The Warrants shall be substantially in the form attached hereto as Exhibit B.

        The Common Stock into which the Notes may (in accordance with their terms) be convertible shall be collectively referred to herein as the "Conversion Shares." Certain shares of Common Stock may (at the Company's option as described in the Notes) be issued to the Buyer in payment of interest (the "Interest Shares"). The Common Stock received upon exercise of the Warrants shall be referred to as the "Warrant Shares." The Notes, the Conversion Shares, the Interest Shares (if any), the Warrants and the Warrant Shares may be collectively referred to herein as the "Securities."

        C. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement (the "Registration Rights Agreement") substantially in the form of Exhibit C attached hereto pursuant to which the Company has agreed to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

                                   AGREEMENTS

        NOW, THEREFORE, in consideration of their respective promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the Company and the Buyer hereby agree as follows:

        1. PURCHASE AND SALE OF SECURITIES.

        a. PURCHASE. The Buyer hereby agrees to purchase from the Company, and the Company agrees to sell to the Buyer, $385,000.00 in aggregate principal amount of Notes at the Closing. The purchase price (the "Purchase Price") for the Notes purchased at the Closing shall be $250,000.00.

        b. THE CLOSING. The date of the Closing (the "Closing Date") shall be December 15, 1999. The Purchase Price for the Notes being purchased at the Closing shall be delivered to the Escrow Agent (as defined in the Escrow Agreement substantially in the form of Exhibit D attached hereto (the "Escrow Agreement")) on behalf of the Company on or before the Closing Date. On or before the Closing Date, the Company shall deliver the original Notes and Warrants being purchased at the Closing, duly issued, authorized and executed by the authorized officers on behalf of the Company, to the Escrow Agent (as defined in the Escrow Agreement) on behalf of the Buyer.

        c. FORM OF PAYMENT. The Buyer shall pay the Purchase Price for the Securities purchased at the Closing by wire transfer of immediately available funds in United States Dollars, to be deposited into the Escrow Account as defined in the Escrow Agreement, against delivery to the Escrow Agent of duly executed Notes and Warrants being purchased by the Buyer hereunder at such Closing. The Escrow Agent shall be responsible for delivery of the Purchase Price to the Company and the Notes and Warrants to the Buyer in accordance with the terms of the Escrow Agreement and with the instructions of the said parties.

        2. BUYER'S REPRESENTATIONS AND WARRANTIES.

        The Buyer understands, agrees with, and represents and warrants to the Company with respect to its purchase hereunder, that:

        a. INVESTMENT PURPOSES; COMPLIANCE WITH 1933 ACT. The Buyer is purchasing the Securities for its own account for investment only and not with a view towards, or in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the 1933 Act and applicable state securities laws. The Buyer is not purchasing the Securities for the purpose of covering short sale positions in the Common Stock established on or prior to the Closing Date. The Buyer agrees to offer, sell or otherwise transfer the Securities only (i) in accordance with the terms of this Agreement, the Notes and the Warrants, as applicable, and (ii) pursuant to registration under the 1933 Act or to an exemption from registration under the 1933 Act and any other applicable securities laws. The Buyer does not by its representations contained in this Section 2(a) agree to hold the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time pursuant to a registration statement or in accordance with an exemption from registration under the 1933 Act, in all cases in accordance with applicable state and federal securities laws. The Buyer understands that it shall be a condition to the issuance of the Conversion Shares, the Warrant Shares and the Interest Shares (if any) that the Conversion Shares, the Warrant Shares and the Interest Shares (if any) be and are subject to the representations set forth in this Section 2(a).

        b. ACCREDITED INVESTOR STATUS. The Buyer is an "accredited investor" as that term is defined in Rule 501 (a) of Regulation D. The Buyer is a Delaware limited partnership. The Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment made pursuant to this Agreement. The Buyer is aware that it may be required to bear the economic risk of an investment made pursuant to this Agreement for an indefinite period of time, and is able to bear such risk for an indefinite period.

        c. RELIANCE ON EXEMPTIONS. The Buyer understands the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the applicable United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, acknowledgments, understandings, agreements and covenants of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

        d. INFORMATION. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask all such questions of the Company as they have in their discretion deemed advisable. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to an informed investment decision with respect to the investment made pursuant to this Agreement.

        e. NO GOVERNMENT REVIEW. The Buyer understands that no United States federal or state agency or any other government or governmental agency has approved or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

        f. TRANSFER OR RESALE. The Buyer understands that: (i) except as provided in the Registration Rights Agreement, the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless either (a) subsequently registered thereunder or (b) the Buyer shall have delivered to the Company an opinion by counsel reasonably satisfactory to the Company, in form, scope and substance reasonably satisfactory to the Company, to the effect that the securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, (ii) any sale of such securities made in reliance on Rule 144 (as hereafter defined) may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which the seller (or the person though whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder and applicable state securities laws, and (iii) neither the Company nor any other person is under any obligation to register such securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder (in each case, other than pursuant to this Agreement or the Registration Rights Agreement).

        g. LEGEND. The Buyer understands that the Notes, the Warrants, and until such time as the Conversion Shares, the Warrant Shares and the Interest Shares (if any) (collectively, the "Registrable Securities"), have been registered under the 1933 Act as contemplated by the Registration Rights Agreement or otherwise may be sold by the Buyer pursuant to Rule 144 (as amended, or any applicable rule which operates to replace said Rule) promulgated under the 1933 Act ("Rule 144"), the stock certificates representing the Registrable Securities will bear a restrictive legend (the "Legend") in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS (COLLECTIVELY, THE "LAWS"). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE LAWS, OR (II) AN OPINION OF COUNSEL PROVIDED TO THE ISSUER IN FORM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE LAWS DUE TO AN AVAILABLE EXCEPTION TO OR EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE LAWS.

        The Legend shall be removed and the Company will issue certificates without the Legend to the holder of the applicable Notes or any Registrable Securities upon which the Legend is stamped, in accordance with Section 5(b).

        h. AUTHORIZATION; ENFORCEMENT. This Agreement, the Registration Rights Agreement and the Escrow Agreement have been duly and validly authorized, executed and delivered by the Buyer and are each and collectively valid and binding agreements of the Buyer enforceable in accordance with their terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

        3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

        The Company understands, agrees with, and represents and warrants to the Buyer that:

        a. ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and existing in good standing under the laws of the jurisdiction in which is is incorporated, except as would not have a Material Adverse Effect (as defined below), and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary and where the failure so to qualify would have a Material Adverse Effect. "Material Adverse Effect" means any material adverse effect on the operations, properties or financial condition of the Company taken as a whole. The Common Stock is eligible to trade and is listed for trading on the OTC BULLETIN BOARD MARKET. The Company has received no notice, either written or oral, with respect to the continued eligibility of the Common Stock for such listing, and the Company has maintained all requirements for the continuation of such listing, and the Company does not reasonably anticipate that the Common Stock will be delisted from the OTC BULLETIN BOARD MARKET for the foreseeable future. The Company has complied or will timely comply with all requirements of the National Association of Securities Dealers and the OTC BULLETIN BOARD MARKET with respect to the issuance of the Securities.

        b. AUTHORIZATION; ENFORCEMENT. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Registration Rights Agreement and the Escrow Agreement, to issue and sell the Notes and the Registrable Securities in accordance with the terms hereof, and to perform its obligations under the Notes in accordance with the requirements of the same, (ii) the execution, delivery and performance of this Agreement, the Notes, the Warrants, the Registration Rights Agreement and the Escrow Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by the Company's Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its stockholders is required, (iii) this Agreement, the Registration Rights Agreement, the Escrow Agreement and, on the Closing Date, the Notes and Warrants sold at the Closing, have been duly and validly authorized, executed and delivered by the Company, and (iv) this Agreement, the Notes (when issued), the Warrants (when issued), the Registration Rights Agreement and the Escrow Agreement constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting, generally, the enforcement of creditors' rights and remedies or by other equitable principles of general application. The Company (and its legal counsel) has examined this Agreement and is satisfied in its sole discretion that this Agreement and the accompanying Exhibits, Schedules and the Addenda, if any, are in accordance with Regulation D and the 1933 Act and are effective to accomplish the purposes set forth herein and therein.

        c. CAPITALIZATION. As of December 1, 1999, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock of which 13,096,000 shares were issued and outstanding. An additional 554,000 shares of Common Stock are in the process of being issued to a number of individuals involved with the affairs of the Company, not to exceed five (5) persons. All of such outstanding shares have been validly issued and are fully paid and nonassessable. No shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances. Except as disclosed in Schedule 3(c) (attached if applicable), as of the effective date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities, and
(iii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of its or their securities under the 1933 Act (except as provided herein and in the Registration Rights Agreement). If requested by the Buyer, the Company has furnished to the Buyer, and the Buyer acknowledges receipt of same by its signature hereafter, true and correct copies of the Company's Articles of Incorporation, as amended, as in effect on the date hereof ("Articles of Incorporation"), and the Company's Bylaws, as in effect on the date hereof (the "Bylaws").

        d. ISSUANCE OF SECURITIES. The Registrable Securities are all duly authorized and reserved for issuance, and in all cases upon issuance shall be validly issued, fully paid and non-assessable, free from all taxes, liens and charges with respect to the issue thereof, and will not be subject to preemptive rights or other similar rights of stockholders of the Company.

        e. ACKNOWLEDGMENT REGARDING BUYER'S PURCHASE OF THE SECURITIES. The Company acknowledges and agrees that the Buyer is not acting as financial advisor to or fiduciary of the Company (or in any similar capacity with respect to this Agreement or the transactions contemplated hereby), that this Agreement and the transactions contemplated hereby, and the relationship between the Buyer and the Company, are and will be considered "arms-length" notwithstanding any other or prior agreements or nexus between the Buyer and the Company, whether or not disclosed, and that any statement made by the Buyer, or any of its representatives or agents, in connection with this Agreement and the transactions contemplated hereby is not advice or a recommendation, is merely incidental to the Buyer's purchase of the Securities and has not been relied upon in any way by the Company, its officers or directors. The Company further represents to the Buyer that the Company's decision to enter into this Agreement and the transactions contemplated hereby have been based solely upon an independent evaluation by the Company, its officers and directors.

        f. NO INTEGRATED OFFERING. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances which would prevent the parties hereto from consummating the transactions contemplated hereby pursuant to an exemption from registration under the 1933 Act and specifically in accordance with the provisions of Regulation D. The transactions contemplated hereby are exempt from the registration requirements of the 1933 Act, assuming the accuracy of the representations and warranties contained herein of the Buyer.

        g. NO CONFLICTS. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Incorporation or Bylaws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). Except as set forth in Schedule 3(g) (attached if applicable), neither the Company nor any of its subsidiaries is in violation of its Articles of Incorporation or other organizational documents, and neither the Company nor any of its/subsidiaries is in default (and no event has occurred which, with notice or lapse of time or both, would put the Company or any of its subsidiaries in default) under, nor has there occurred any event giving others (with notice or lapse of time or both) any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, except for possible defaults or rights as would not, in the aggregate or individually, have a Material Adverse Effect. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted so long as the Buyer owns any of the Securities, in violation of any law, ordinance or regulation of any governmental entity, except for possible violations which neither singly or in the aggregate would have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act and any applicable state securities laws (any of which exceptions are set forth in Schedule 3(g)), the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, the Notes, the Warrants, the Registration Rights Agreement or the Escrow Agreement in accordance with the terms hereof and thereof, or to perform its obligations with respect to the Notes exactly as described in the Notes (once issued), and with respect to the Warrants exactly as described in the Warrants (once issued).

        h. SEC DOCUMENTS; FINANCIAL STATEMENTS. Except as disclosed on Schedule 3(h) hereof, since at least June 28, 1999, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter referred to as the "SEC Documents"). The Company has delivered to the Buyer as requested by the Buyer true and complete copies of the SEC Documents, except for such exhibits, schedules and incorporated documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyer (including the information referred to in Section 2(d) of this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading. Except as set forth in the financial statements of the Company included in the SEC Documents, the Company has no liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the date of such financial statements and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such financial statements, in each case of clause (i) and (ii) next above which, individually or in the aggregate, are not material to the financial condition, business, operations, properties, operating results or prospects of the Company. The SEC Documents contain a complete and accurate list of all written and oral contracts, agreements, leases or other instruments to which the Company or any subsidiary is a party or by which the Company or any subsidiary is subject which are required by the rules and regulations promulgated by the SEC to be so listed (each a "Contract"). None of the Company, its subsidiaries or, to the best of the Company's knowledge, any of the other parties thereto, is in breach or violation of any Contract, which breach or violation would, or with the lapse of time, the giving of notice, or both, have a Material Adverse Effect.

        i. ABSENCE OF CERTAIN CHANGES. Except as disclosed in the SEC Documents, since at least September 30, 1998, there has been no material adverse change and no material adverse development in the business, properties, operation, financial condition, results of operations or prospects of the Company. The Company has not taken any steps, and does not currently have any reasonable expectation of taking any steps, to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge that its creditors intend to initiate involuntary bankruptcy proceedings. The Company shall, at least until Buyer no longer holds any of the Securities, maintain its corporate existence in good standing and shall pay all taxes when due except for taxes it reasonably disputes.

        j. ABSENCE OF LITIGATION. Except as set forth in Schedule 3(j) (attached if applicable), there is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body pending or, to the knowledge of the Company, threatened against or affecting the Company, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect or which would adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement or any of the documents contemplated herein.

        k. FOREIGN CORRUPT PRACTICES. Neither the Company nor any of its subsidiaries, nor any officer, director or other person acting on behalf of the Company or any subsidiary has, in the course of his actions for or on behalf of the Company, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

        l. BROKERS; NO GENERAL SOLICITATION. The Company has taken no action that would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments relating to this Agreement and the transactions contemplated hereby, other than to Bridgwater Capital Corporation and to Dutchess Capital Partners, Inc. The Company and the Buyer both acknowledge that no other broker or finder was involved with respect to the transactions contemplated hereby, other than Bridgewater Capital Corporation and Dutchess Capital Partners, Inc. Neither the Company nor any distributor participating on the Company's behalf in the transactions contemplated hereby nor any person acting for the Company, or any such distributor, has conducted any "general solicitation," as described in Rule 502(c) under Regulation D, with respect to the Securities being offered hereby.

        m. ACKNOWLEDGMENT OF DILUTION. The number of Conversion Shares issuable upon conversion of the Notes may increase substantially in certain circumstances, including the circumstance wherein the trading price of the Common Stock declines. The Company's executive officers and directors have studied and fully understand the nature of the securities being sold hereunder and recognize they have a potential dilutive effect. The board of directors of the Company has concluded in its good faith business judgment that such issuance is in the best interests of the Company. The Company acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes is binding upon it and enforceable regardless of the dilution that such issuance may have on the ownership interests of other stockholders.

        n. ELIGIBILITY TO FILE REGISTRATION STATEMENT. The Company is currently eligible to file a registration statement with the SEC either on Form SB-1, Form SB-2 or Form S-3 under the 1933 Act.

        o. (Intentionally Omitted.)

        p. NON-DISCLOSURE OF NON-PUBLIC INFORMATION. (a) The Company shall in no event disclose non-public information to the Buyer, advisors to or representatives of the Buyer unless prior to such disclosure of information the Company marks such information as "non-public information - confidential" and provides the Buyer, such advisors and representatives with the opportunity to accept or refuse to accept such non-public information for review. The Company may, as a condition to disclosing any non-public information hereunder, require the Buyer, its advisors and representatives to enter into a confidentiality agreement in form reasonably satisfactory to the Company and the Buyer.

        (b) Nothing herein shall require the Company to disclose non-public information to the Buyer, its advisors or representatives, and the Company represents that it does not disseminate non-public information to investors who purchase stock in the Company in a public offering, to money managers or to securities analysts; provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Buyer and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the registration statement to be filed pursuant to the Registration Rights Agreement, would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Nothing herein shall be construed to mean that such persons or entities other than the Buyer (without the written consent of the Buyer prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that, based upon such due diligence by such persons or entities, that the registration statement contains an untrue statement of a material fact or omits a material fact required to be stated in such registration statement or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

        4. COVENANTS.

        a. BEST EFFORTS. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

        b. SECURITIES LAWS. The Company agrees to timely file a Form D (or equivalent form required by applicable state law) with respect to the Securities if and as required under Regulation D and applicable state securities laws and to provide a copy thereof to the Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as is necessary to sell the Securities being sold to the Buyer on each such date under applicable securities laws of the United States and the relevant state(s), and shall if specifically so requested provide evidence of any such action so taken to the Buyer on or prior to the Closing Date.

        c. REPORTING STATUS. So long as the Buyer beneficially owns any of the Securities, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations hereunder would permit such termination.

        d. USE OF PROCEEDS. The Company will use the proceeds from the sale of the Securities for the payment of production expenses, securities issuance and legal expenses and general operational expenses.

        e. FINANCIAL INFORMATION. Until such time as the Buyer no longer beneficially owns Notes and Warrants, or the Common Stock into which the Notes are convertible and/or the Warrants are exercisable, the Company agrees to send the following reports to the Buyer: (i) after filing with the SEC, a copy of each of its Annual Reports, its quarterly Reports, and any reports filed on Form 8-K; and (ii) as soon as practicable after release thereof, copies of all press releases issued by the Company or any of its subsidiaries.

        f. RESERVATION OF SHARES. The Company shall at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of all of the Conversion Shares, the Warrant Shares and the Interest Shares (if any). Prior to complete conversion of the Notes and exercise of the Warrants, the Company shall not reduce the number of shares of Common Stock reserved for issuance hereunder without the written consent of the Buyer except for a reduction proportionate to a reverse stock split effected for a business purpose other than affecting the requirements of this Section, which reverse stock split affects all shares of Common Stock equally.

        g. LISTING. Upon the Closing, the Company shall promptly secure the listing of the Common Stock underlying the Notes and the Warrants upon each national securities exchange or automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of shares of Registrable Securities from time to time issued under the terms of this Agreement and the Registration Rights Agreement. The Company shall at all times comply in all respects with the Company's reporting, filing and other obligations under the by-laws or rules of the National Association of Securities Dealers and the OTC BULLETIN BOARD MARKET (or such other national securities exchange or market on which the Common Stock may then be listed, as applicable).

        h. PROSPECTUS DELIVERY REQUIREMENT. The Buyer understands that the 1933 Act requires delivery of a prospectus relating to the Common Stock in connection with any sale thereof pursuant to a registration statement under the 1933 Act covering any resale by the Buyer of the Common Stock being sold, and the Buyer shall comply with any applicable prospectus delivery requirements of the 1933 Act in connection with any such sale. The Company shall have the unequivocal right to rely upon the Buyer's representation contained in this Section 4(h), and thus, with respect to any resales by the Buyer pursuant to a registration statement of Common Stock issued to the Buyer upon conversion of the Notes (or in payment of interest on the Notes) or upon exercise of the Warrants, such Common Stock shall not contain a restrictive legend of any kind.

        i. INTENTIONAL ACTS OR OMISSIONS. Neither party shall intentionally perform any act that if performed, or omit to perform any act which if omitted to be performed, would prevent or excuse the performance of this Agreement or any of the transactions contemplated hereby.

        j. NO SHORTING. As a material inducement for the Company to enter into this Agreement, the Buyer represents that it has not as of the date hereof, and covenants on behalf of itself and its affiliates that neither Buyer nor any affiliate of Buyer will at any time in which the Buyer or any affiliate of the Buyer beneficially owns any of the Securities, engage in any short sales of, or hedging or arbitrage transactions with respect to, the Common Stock, or sell "put" options or similar instruments with respect to the Common Stock. The Company acknowledges that a sale of Conversion Shares (or Warrant Shares) on the date a conversion of the Notes (or exercise notice for the Warrants) is made, even if such sale is made prior to delivery of the notice of conversion with respect to such Conversion Shares (or exercise notice with respect to such Warrant Shares), is not a "short sale" for purposes of this Section 4(j).

        k. EXPENSES. The Company agrees to pay to or at the direction of the Buyer the sum of $3,500.00 at the Closing as reimbursement for the attorney's fees and expenses of the Buyer incurred by it in connection with the transactions contemplated by this Agreement.

        l. Intentionally Omitted.

        m. RESTRICTION ON BELOW MARKET ISSUANCE OF SECURITIES. Until the date which is the earlier of nine (9) months from the Closing Date or the date the Notes have been paid or converted in full, the Company shall not issue or agree to issue other than (i) to the Buyer pursuant to the transactions contemplated herein, (ii) pursuant to any employee stock option plan or employee stock purchase plan of the Company established during the term of this restriction for a legitimate business purpose and not to avoid the restrictions imposed in this
Section 4(m), (iii) pursuant to any existing security, option, warrant, scrip, call or commitment or right in each case as disclosed on Schedule 3(c) hereof, or (iv) with the consent of the Buyer, not to be unreasonably withheld any equity securities of the Company (or any security convertible into or exercisable or exchangeable, directly or indirectly, for equity securities of the Company) or debt securities of the Company if such securities are issued at a price (or provide for a conversion, exercise or exchange price) which may be less than the current market price for the Common Stock on the date of issuance (in the case of Common Stock) or the date of conversion, exercise or exchange (in the case of securities convertible into or exercisable or exchangeable, directly or indirectly, for Common Stock). Except as provided with respect to the transactions contemplated herein and in subsections (i), (ii), (iii), or
(iv) above of this Section 4(m), until such time as the Notes have been paid or converted in full, the Company shall not grant any additional so-called "registration rights."

        5. LEGEND AND TRANSFER INSTRUCTIONS.

        a. TRANSFER AGENT INSTRUCTIONS. The Company shall instruct its transfer agent to issue certificates, registered in the name of the Buyer or its permitted nominee, for the Conversion Shares, the Warrant Shares and the Interest Shares (if any) in accordance with the terms of the applicable Notes and Warrants and in such amounts as specified from time to time by the Buyer to the Company, upon conversion of the Notes or exercise of the Warrants (as applicable). All such certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement only to the extent required by applicable law and as specified in this Agreement and the Exhibits and Addenda hereto. The Company warrants that no instruction other than such instructions referred to in this Section 5, and stop transfer instructions to give effect to Section 2(f) hereof in the case of the Conversion Shares, the Warrant Shares and the Interest Shares (if any) prior to the registration of same under the 1933 Act, will be given by the Company to its transfer agent and that the Conversion Shares, the Warrant Shares and the Interest Shares (if any) shall otherwise be freely transferable on the books and records of the Company as and to the extent permitted by applicable law and provided by this Agreement, the Warrants and the Registration Rights Agreement. Nothing in this Section shall affect in any way the Buyer's obligations and agreement to comply with all applicable securities laws upon resale of the Conversion Shares, the Warrant Shares and/or the Interest Shares (if any). If the Buyer (x) provides the Company with an opinion of counsel reasonably satisfactory to Company that registration by the Buyer of the Notes, the Warrants, the Warrant Shares, the Conversion Shares and/or the Interest Shares (if any) is not required under the 1933 Act, or (y) transfers Securities to an affiliate which is an accredited investor (in accordance with the provisions of this Agreement) or in compliance with Rule 144, then in either instance the Company shall permit the said transfer, and if applicable promptly (and in all events within two (2) trading days) instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by the Buyer.

        b. REMOVAL OF LEGENDS. The Legend shall be removed and the Company shall issue a certificate without such Legend to the holder of any Security upon which it is stamped, and a certificate for a security shall be originally issued without the Legend, if, unless otherwise required by state securities laws, (x) the sale of such Security is registered under the 1933 Act, or (y) such holder provides the Company with an opinion by counsel reasonably satisfactory to the Company, that is in form, substance and scope reasonably satisfactory to the Company, to the effect that a public sale or transfer of such Security may be made without registration under the 1933 Act or (z) such holder provides the Company with assurances reasonably satisfactory to the Company and its counsel, that such Security can be sold pursuant to Rule 144. The Buyer agrees that its sale of all Securities, including those represented by a certificate(s) from which the Legend has been removed, or which were originally issued without the Legend, shall be made only pursuant to an effective registration statement (and to deliver a prospectus in connection with such sale) or in compliance with an exemption from the registration requirements of the 1933 Act. In the event the Legend is removed from any Security or any Security is issued without the Legend and thereafter the effectiveness of a registration statement covering the sales of such Security is suspended or the Company determines that a supplement or amendment thereto is required by applicable securities laws, then upon reasonable advance notice to the holder of such Security, the Company shall be entitled to require that the Legend be placed upon any such Security which cannot then be sold pursuant to an effective registration statement or Rule 144 or with respect to which the opinion referred to in clause (y) next above has not been rendered, which Legend shall be removed when such Security may be sold pursuant to an effective registration statement or Rule 144 (or such holder provides the opinion with respect thereto described in clause (y) next above.

     c. CONVERSION OF NOTES. The Buyer shall have the right to convert the Notes sold hereunder by delivering via facsimile an executed and completed Notice of Conversion (as defined in the Notes) to the Company and delivering within two (2) business days thereafter the original Notice of Conversion and the original Note being converted by express courier to the Company. Each date on which a Notice of Conversion is faxed to the Company in accordance with the provisions hereof shall be deemed a "Conversion Date." The Company will transmit the certificates representing the shares of Common Stock issuable upon conversion of any Notes (along with a replacement Note representing the amount of principal of said Note not so converted, if applicable) to the Buyer via express courier, within three (3) business days after the relevant Conversion Date (with respect to each conversion, the "Deadline"). Time is of the essence with respect to the requirements of the immediately preceding sentence.

        d. INJUNCTIVE RELIEF FOR BREACH. The Company acknowledges that a breach of its obligations under Sections 5(a), 5(b) and 5(c) above will cause irreparable harm to the Buyer by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly the Company agrees that the remedy at law for a breach of its obligations under such Sections would be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of such Sections, the Buyer shall be entitled, in addition to all other remedies at law or in equity, to an injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

        e. LIQUIDATED DAMAGES FOR NON-DELIVERY OF CERTIFICATES. In addition to the provisions of Section 5(d) above, the Company understands and agrees that a delay in the issuance of the Certificates beyond the Deadline will result in substantial economic loss and other damages to the Buyer. As partial compensation to the Buyer for such loss, the Company agrees to pay liquidated damages (and which the Company acknowledges is not a penalty) to the Buyer for issuance and delivery of the Certificates after the Deadline, in accordance with the following schedule (where "No. Business Days Late" is defined as the number of business days beyond five (5) business days from the date of delivery by the Buyer to the Company of a facsimile Notice of Conversion (or, if later, from the date on which all other necessary documentation duly executed and in proper form required for conversion of Notes as described in this Agreement, including the original Notice of Conversion, all in accordance with this Agreement ONLY IF such necessary documentation has not been delivered to the Company within the two (2) business day period after the facsimile delivery to the Company of the Notice of Conversion required in this Agreement)):

         No. Business Days Late               Liquidated Damages
         ----------------------               ------------------
                                                     (in US$)

                  1                                    $300
                  2                                    $400
                  3                                    $500
                  4                                    $600
                  5                                    $700
                  6                                    $800
                  7                                    $900
                  8                                  $1,000
                  9                                  $1,000
                  10                                 $1,500
                  11+                                $1,500 + $500 for
                                                     each Business Day Late
                                                     beyond 11 days

        The Company shall pay the Buyer any liquidated damages incurred as called for under this Section 5(e) by certified or cashier's check upon the earlier of (i) issuance of the Certificates to the Buyer or (ii) each monthly anniversary of the receipt by the Company of the Buyer's Notice of Conversion. Nothing herein shall limit the Buyer's right to pursue actual damages for the Company's failure to issue and deliver the Certificates to the Buyer in accordance with the terms of this Agreement or for breach by the Company of this Agreement.

        6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

        The obligation of the Company hereunder to sell Notes and Warrants at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion:

        a. The parties shall have executed this Agreement, the Registration Rights Agreement and the Escrow Agreement, and the parties shall have delivered the respective documents or signature pages thereof (via facsimile or otherwise as permitted in the Escrow Agreement) to the Escrow Agent.

        b. The Buyer shall have delivered to the Escrow Agent on behalf of the Company the Purchase Price for the Notes and Warrants purchased at the Closing, by wire transfer of immediately available funds pursuant to the wiring instructions provided by the Escrow Agent.

        c. The representations and warranties of the Buyer shall be true and correct in all material respects as of the date made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

        d. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self regulatory organization having authority over the matters contemplated hereby which restricts or prohibits the consummation of any of the transactions contemplated herein.

        e. The Company's Board of Directors shall have approved this Agreement and the related documentation referred to herein.

        7. CONDITIONS TO THE BUYER'S OBLIGATION TO PURCHASE.

        The obligation of the Buyer to purchase Notes and Warrants is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions are for the sole benefit of the Buyer and may be waived by the Buyer at any time in its sole discretion:

        a. The parties shall have executed this Agreement, the Registration Rights Agreement and the Escrow Agreement, the parties shall have delivered the respective documents or signature pages thereof (via facsimile or otherwise as permitted in the Escrow Agreement) to the Escrow Agent on behalf of each other.

        b. The representations and warranties of the Company shall be true and correct in all material respects as of the date made and as of Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Buyer may require a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer.

        c. With respect to the Closing, the Company shall have issued and have duly executed by the authorized officers of the Company, and delivered to the Escrow Agent on behalf of the Buyer, the Note and Warrant being sold at the Closing (via facsimile or otherwise as required by the Escrow Agreement, provided that any permitted facsimile of such documents shall be followed with physical delivery to the Escrow Agent of the original instrument or security within one (1) business day after facsimile of same to the Escrow Agent).

        d. The Common Stock shall be authorized for quotation on the OTC BULLETIN BOARD MARKET (or another national securities exchange or market) and trading in the Common Stock on such market shall not have been suspended by the SEC or other relevant regulatory agency.

        e. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self regulatory organization having authority over the matters contemplated hereby which restricts or prohibits the consummation of any of the transactions contemplated herein.

        f. The Escrow Agent shall have received on behalf of the Buyer the opinion of Company counsel, dated as of the Closing Date, substantially in the form attached hereto as Exhibit E.

        8. GOVERNING LAW; MISCELLANEOUS.

        a. GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to the principles of conflict of laws. In the event of any litigation regarding the interpretation or application of this Agreement, the parties irrevocably consent to jurisdiction in any of the state or federal courts located in the State of Delaware and waive their rights to object to venue in any such court, regardless of the convenience or inconvenience thereof to any party. Service of process in any civil action relating to or arising out of this Agreement (including also all Exhibits or Addenda hereto) or the transaction(s) contemplated herein may be accomplished in any manner provided by law. The parties hereto agree that a final, non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

        b. COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and signature pages from such counterparts have been delivered to the Escrow Agent on behalf of the other party. In the event any signature page is delivered by facsimile transmission (which the parties agree is an acceptable form of delivery), the party using such means of delivery shall cause three (3) additional originally executed signature pages to be physically delivered to the Escrow Agent on behalf of the other party within two (2) business days of the execution and delivery hereof.

        c. HEADINGS; GENDER, ETC. The headings of this Agreement are for convenience of reference and shall not form a part of, or affect the interpretation of this Agreement. As used herein, the masculine shall refer to the feminine and neuter, the feminine to the masculine and neuter, and the neuter to the masculine and feminine, as the context may require. As used herein, unless the context clearly requires otherwise, the words "herein," "hereunder" and "hereby," shall refer to this entire Agreement and not only to the Section or paragraph in which such word appears. If any date specified herein falls upon a Saturday, Sunday or public or legal holidays, the date shall be construed to mean the next business day following such Saturday, Sunday or public or legal holiday. For purposes of this Agreement, a "business day" is any day other than a Saturday, Sunday or public or legal holiday.

        d. SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

        e. ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

        f. NOTICES. Any notices required or permitted to be given under the terms of this Agreement shall be sent by U. S. Mail or delivered personally or by courier or via facsimile (if via facsimile, to be followed within three (3) business days by an original of the notice document via U.S. Mail or courier) and shall be effective five (5) days after being placed in the mail, if mailed, certified or registered, return receipt requested, or upon receipt, if delivered personally or by courier or by facsimile, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Company:                  Nurescell Inc.
                                    1400 Bristol Street North, Suite 240
                                    Newport Beach, California 92660
                                    Telephone: 949.752.0071
                                    Facsimile: 949.752.0091
                                    Attention: Mr. Adrian A. Joseph, CEO

With a copy to:                     Herzog, Fisher, Grayson & Wolfe
                                    9460 Wilshire Blvd., 5th Floor
                                    Beverly Hills, California 90212
                                    Telephone: 310.278.4900
                                    Facsimile: 310.278.5430
                                    Attention: Mr. Herbert N. Wolfe, Esq.

If to the Buyer, at the address on the signature page of this Agreement. Each party shall provide written notice to the other party of any change in address.

        g. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither the Company nor the Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other (which consent shall not be unreasonably withheld), and in any event any assignee of the Buyer shall be an accredited investor (as defined in Regulation D), in the written opinion of counsel who is reasonably satisfactory to the Company and in form, substance and scope reasonably satisfactory to the Company. Notwithstanding the foregoing, if applicable, any of the entities constituting the Buyer (if greater than one (1) entity) may assign its rights hereunder to any of its "affiliates," as that term is defined under the 1934 Act, without the consent of the Company; provided, however, that any such assignment shall not release such assigning entity from its obligations hereunder unless such obligations are assumed by such affiliate and the Company has prior to such assignment and assumption consented in writing to the same; and no such assignment shall be made unless it is made in accordance with any applicable securities laws of any applicable jurisdiction. Any request for an assignment made hereunder by the Buyer shall be accompanied by a legal opinion in form, substance and scope reasonably satisfactory to the Company, that such assignment is proper under applicable law. Notwithstanding anything herein to the contrary, Buyer may pledge the Securities as collateral for a bona fide loan pursuant to a security agreement with a third party lender, and such pledge shall not be considered an assignment in violation of this Agreement so long as it is made in compliance with all applicable law.

        h. NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

        i. SURVIVAL. Unless this Agreement is terminated under Section 8(1), the representations and warranties of the Company and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 8 shall survive the Closing of the purchase and sale of Securities purchased and sold hereby.

        j. PUBLICITY. The Company and the Buyer shall have the right to review before issuance by the other, any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without prior consultation with or approval of the Buyer, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations.

        k. FURTHER ASSURANCE. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

        l. TERMINATION. In the event that the Closing shall not have occurred on or before ten (10) business days from the date hereof, this Agreement shall terminate at the close of business on such date. Neither party may unilaterally terminate this Agreement after the Closing for any reason other than a material breach of this Agreement by the non- breaching party. Such termination shall not be the sole remedy for a breach of this Agreement by the non-breaching party, and each party shall retain all of its rights hereunder at law or in equity. Notwithstanding anything herein to the contrary, a party whose breach of a covenant or representation and warranty or failure to satisfy a condition prevented the Closing shall not be entitled to terminate this Agreement.

        m. REMEDIES. No provision of this Agreement providing for any specific remedy to a party shall be construed to limit such party to the specific remedy described, and any other remedy that would otherwise be available to such party at law or in equity shall be so available. Nothing in this Agreement shall limit any rights a party may have with any applicable federal or state securities laws with respect to the transactions contemplated hereby.

        IN WITNESS WHEREOF, the Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                             SIGNATURE PAGE FOLLOWS

List of Exhibits

Exhibit A      Form of Note
Exhibit B      Warrant to Purchase Common Stock
Exhibit C      Registration Rights Agreement
Exhibit D      Escrow Agreement
Exhibit E      Opinion of Counsel for Nurescell Inc.


             SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT DATED
                             AS OF DECEMBER 15, 1999




                COMPANY:

                    NURESCELL INC.

                    By: /s/ Adrian A. Joseph, CEO
                        ---------------------------------
                        Mr. Adrian A. Joseph, CEO

                BUYER:

                    TRITON PRIVATE EQUITIES FUND, L.P.

                    By: Triton Capital Management, L.L.C., a General Partner

                    By: /s/ John C. Tausche
                        ---------------------------------
                        Mr. John C. Tausche, Managing Member

                BUYER'S ADDRESS:

                                    225 North Market Street
                                    Suite 220
                                    Wichita, Kansas 67202
                                    Telephone: 316.262.8874
                                    Telecopier: 316.262.6801

Exhibit 7(c)

                          REGISTRATION RIGHTS AGREEMENT

               This Registration Rights Agreement (this "AGREEMENT") is made and entered into as of December 15, 1999, between Nurescell Inc., a Nevada corporation (the "COMPANY"), and the Purchaser named on the signature page hereof (the "PURCHASER").

               This Agreement is being entered into pursuant to that Securities Purchase Agreement, dated as of the date hereof, by and between the Company and the Purchaser (the "PURCHASE AGREEMENT").

               The Company and the Purchaser hereby agree as follows:

          1.   DEFINITIONS.

               Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

               "ADVICE" shall have the meaning set forth in Section 3(m).

               "AFFILIATE" means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, "CONTROL," when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms of "AFFILIATED," "CONTROLLING" and "CONTROLLED" have meanings correlative to the foregoing.

               "BLACKOUT PERIOD" shall have the meaning set forth in Section
3(n).

               "BOARD" shall have the meaning set forth in Section 3(n).

               "BUSINESS DAY" means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the state of Delaware generally are authorized or required by law or other government actions to close.

               "COMMISSION" means the Securities and Exchange Commission.

               "COMMON STOCK" means the Company's Common Stock, par value $.0001 per share.

               "EFFECTIVENESS DATE" means with respect to the Registration Statement the 120th day following the Closing Date.

               "EFFECTIVENESS PERIOD" shall have the meaning set forth in
Section 2(a).


               "EVENT" shall have the meaning set forth in Section 7(e)(i).

               "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

               "FILING DATE" means the 30th day following the Closing Date.

               "HOLDER" or "HOLDERS" means the holder or holders, as the case may be, from time to time of Registrable Securities.

               "INDEMNIFIED PARTY" shall have the meaning set forth in Section 5(c).

               "INDEMNIFYING PARTY" shall have the meaning set forth in Section 5(c).

               "LOSSES" shall have the meaning set forth in Section 5(a).

               "NOTE" or "NOTES" means the Series 1999-A Eight Percent (8%) Convertible Notes of the Company, the form of which is shown as Exhibit A to the Purchase Agreement, issued or to be issued to the Purchaser pursuant to the Purchase Agreement.

               "OTC BULLETIN BOARD" shall mean the over-the-counter electronic bulletin board market or exchange.

               "PERSON" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

               "PROCEEDING" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

               "PROSPECTUS" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference in such Prospectus.

               "REGISTRABLE SECURITIES" means (i) the shares of Common Stock issuable upon conversion of the Note (the "Conversion Shares") or in payment of interest in accordance with the terms of the Note ("Interest Shares") and exercise of the Warrants (the "Warrant Shares"), and upon any stock split, stock dividend, recapitalization or similar event with respect to such Conversion Shares, Interest Shares, Warrant Shares or any Note, (ii) the shares of Common Stock issued upon any redemption of Note pursuant to the terms of the Notes and
(iii) any other dividend or other distribution with respect to, conversion or exchange of, or in replacement of, Registrable Securities; PROVIDED, HOWEVER, that Registrable Securities shall include (but not be limited to) a number of shares of Common Stock (the "Required Number") equal to no less than the greater of (x) 300,000 shares of Common Stock, or (y) 200% of the maximum number of shares of Common Stock which would be issuable upon conversion of the Note and upon exercise of the Warrants, assuming such conversion and exercise occurred on the Closing Date or the Filing Date, whichever date would result in the greater number of Registrable Securities. Notwithstanding anything contained herein to the contrary, if the actual number of shares of Common Stock issuable upon conversion of the Note and upon exercise of the Warrants exceeds the Required Number, the term "Registrable Securities" shall be deemed to include such additional shares of Common Stock as are necessary to include all of the shares of Common Stock issuable upon conversion of the Note (and in payment of Interest, if applicable) and upon exercise of the Warrants.

               "REGISTRATION STATEMENT" means the registration statements and any additional registration statements contemplated by Section 2(a), including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference in such registration statement.

               "RULE 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

               "RULE 158" means Rule 158 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

               "RULE 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

               "SECURITIES ACT" means the Securities Act of 1933, as amended.

               "SPECIAL COUNSEL" means any special counsel to the Holder, for which the Holder will be reimbursed by the Company pursuant to Section 4.

          2.   REGISTRATION.

               (a) REQUIRED REGISTRATION. On or prior to the Filing Date the Company shall prepare and file with the Commission a Registration Statement covering all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form SB-1, Form SB-2 or Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form SB-1, Form SB-2 or Form S-3, in which case such registration shall be on another appropriate form in accordance herewith). The Company shall use its best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to the Effectiveness Date, and to keep such Registration Statement continuously effective under the Securities Act until such date as is the earlier of (x) the date when all Registrable Securities covered by such Registration Statement have been sold or
(y) the date on which the Registrable Securities may be sold without any restriction pursuant to Rule 144(k) as determined by the counsel to the Company pursuant to a written opinion letter, addressed to the Company's transfer agent to such effect (the "EFFECTIVENESS PERIOD"). If an additional Registration Statement is required to be filed because the actual number of shares of Common Stock into which the Note is convertible and the Warrants are exercisable exceeds the number of shares of Common Stock initially registered in respect of the Conversion Shares and the Warrant Shares based upon the computation on the Closing Date, the Company shall have twenty (20) Business Days to file such additional Registration Statement, and the Company shall use its best efforts to cause such additional Registration Statement to be declared effective by the Commission as soon as possible, but in no event later than ninety (90) days after filing.

               (b) SHELF REGISTRATION. If the Company is not on the Filing Date eligible to file a registration statement on Form S-3, then as soon as possible but no later than thirty (30) days after becoming eligible to file a registration statement for a secondary or resale offering of the Registrable Securities on Form S-3, the Company shall prepare and file with the Commission a post-effective amendment to Form SB-2 (or such other applicable form filed in accordance with Section 2(a) above) on Form S-3 to continue the registration of all Registrable Securities pursuant to a "shelf" Registration Statement on Form S-3 covering all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. Notwithstanding anything to the contrary contained herein, at no time during the Effectiveness Period shall any of the Registrable Securities cease being registered.

          3.   REGISTRATION PROCEDURES.

               In connection with the Company's registration obligations hereunder, the Company shall:

               (a) Prepare and file with the Commission on or prior to the Filing Date, a Registration Statement on Form SB-1 or Form SB-2 (or if the Company is not then eligible to register for resale the Registrable Securities on Form SB-1 or Form SB-2 such registration shall be on another appropriate form in accordance herewith) in accordance with the method or methods of distribution thereof as specified by the Holder (except if otherwise directed by the Holder), and cause the Registration Statement to become effective and remain effective as provided herein; PROVIDED, HOWEVER, that not less than five (5) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated therein by reference), the Company shall (i) furnish to the Holder and any Special Counsel, copies of all such documents proposed to be filed, which documents (other than those incorporated by reference) will be subject to the review of the Holder and such Special Counsel, and (ii) at the request of the Holder cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of counsel to such Holder, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holder or any Special Counsel shall reasonably object in writing within three (3) Business Days of their receipt thereof.

               (b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement as may be necessary to keep the Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities;
(ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424 (or any similar provisions then in force) promulgated under the Securities Act; (iii) respond as promptly as possible to any comments received from the Commission with respect to the Registration Statement or any amendment thereto and as promptly as possible provide the Holder true and complete copies of all correspondence from and to the Commission relating to the Registration Statement; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holder thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.

               (c) Notify the Holder of Registrable Securities to be sold and any Special Counsel as promptly as possible (and, in the case of (i)(A) below, not less than five (5) Business Days prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) Business Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed;
(B) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on such Registration Statement and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) if at any time any of the representations and warranties of the Company contained in any agreement contemplated hereby ceases to be true and correct in all material respects; (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (vi) of the occurrence of any event that makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

               (d) Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of, (i) any order suspending the effectiveness of the Registration Statement or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

               (e) If requested by the Holders of a majority in interest of the Registrable Securities, (i) promptly incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the Company reasonably agrees should be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment.

               (f) Furnish to the Holder and any Special Counsel, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.

               (g) Promptly deliver to the Holder and any Special Counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request; and the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

               (h) Prior to any public offering of Registrable Securities, use its best efforts to register or qualify or cooperate with the selling Holders and any Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement; PROVIDED, HOWEVER, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject or subject the Company to any material tax in any such jurisdiction where it is not then so subject.

               (i) Cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to a Registration Statement, which certificates shall be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any Holder may request at least two (2) Business Days prior to any sale of Registrable Securities.

               (j) Upon the occurrence of any event contemplated by Section 3(c)(vi), as promptly as possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

               (k) Use its best efforts to cause all Registrable Securities relating to such Registration Statement to be listed on the OTC Bulletin Board and any other securities exchange, quotation system, market or over-the-counter bulletin board, if any, on which similar securities issued by the Company are then listed as and when required pursuant to the Purchase Agreement.

               (l) Comply in all material respects with all applicable rules and regulations of the Commission and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 not later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) commencing on the first day of the first fiscal quarter of the Company after the effective date of the Registration Statement, which statement shall conform to the requirements of Rule 158.

               (m) Require each selling Holder to furnish to the Company information regarding such Holder and the distribution of such Registrable Securities as is required by law to be disclosed in the Registration Statement, and the Company may exclude from such registration the Registrable Securities of any such Holder who fails to furnish such information within a reasonable time prior to the filing of each Registration Statement, supplemented Prospectus and/or amended Registration Statement.

               If the Registration Statement refers to any Holder by name or otherwise as the holder of any securities of the Company, then such Holder shall have the right to require (if such reference to such Holder by name or otherwise is not required by the Securities Act or any similar federal statute then in force) the deletion of the reference to such Holder in any amendment or supplement to the Registration Statement filed or prepared subsequent to the time that such reference ceases to be required.

               Each Holder covenants and agrees that (i) it will not sell any Registrable Securities under the Registration Statement until it has received copies of the Prospectus as then amended or supplemented as contemplated in
Section 3(g) and notice from the Company that such Registration Statement and any post-effective amendments thereto have become effective as contemplated by
Section 3(c) and (ii) it and its officers, directors or Affiliates, if any, will comply with the prospectus delivery requirements of the Securities Act as applicable to them in connection with sales of Registrable Securities pursuant to the Registration Statement.

               Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c)(ii), 3(c)(iii), 3(c)(iv), 3(c)(v) or 3(c)(vi), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Section 3(j), or until it is advised in writing (the "ADVICE") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.

               (n) If (i) there is material non-public information regarding the Company which the Company's Board of Directors (the "BOARD") reasonably determines not to be in the Company's best interest to disclose and which the Company is not otherwise required to disclose, or (ii) there is a significant business opportunity (including, but not limited to, the acquisition or disposition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or other similar transaction) available to the Company which the Board reasonably determines not to be in the Company's best interest to disclose and which the Company would be required to disclose under the Registration Statement, then the Company may postpone or suspend filing or effectiveness of a registration statement for a period not to exceed 20 consecutive days, provided that the Company may not postpone or suspend its obligation under this Section 3(n) for more than 45 days in the aggregate during any 12 month period (each, a "BLACKOUT PERIOD"); PROVIDED, HOWEVER, that no such postponement or suspension shall be permitted for consecutive 20 day periods, arising out of the same set of facts, circumstances or transactions.

          4.   REGISTRATION EXPENSES

               All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not the Registration Statement is filed or becomes effective and whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the OTC Bulletin Board and each other securities exchange or market on which Registrable Securities are required hereunder to be listed, (B) with respect to filings required to be made with the Commission, (C) with respect to filings required to be made under the OTC Bulletin Board and (D) in compliance with state securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for the Holder in connection with Blue Sky qualifications of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the Holders of a majority of Registrable Securities may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is requested by the holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company and Special Counsel for the Holder, in the case of the Special Counsel, to a maximum amount of $2,500.00, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the Company's independent public accountants (including the expenses of any comfort letters or costs associated with the delivery by independent public accountants of a comfort letter or comfort letters). In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

          5.   INDEMNIFICATION

               (a) INDEMNIFICATION BY THE COMPANY. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange
Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and attorneys' fees) and expenses (collectively, "LOSSES"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, which information was reasonably relied on by the Company for use therein or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto. The Company shall notify the Holder promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party and shall survive the transfer of the Registrable Securities by the Holder.

               (b) INDEMNIFICATION BY HOLDER. The Holders shall, severally and not jointly, indemnify and hold harmless the Company, the directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon any untrue statement of a material fact contained in the Registration Statement, any Prospectus, or any form of prospectus, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in or omitted from any information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration Statement or such Prospectus and that such information was reasonably relied upon by the Company for use in the Registration Statement, such Prospectus or such form of prospectus or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus Supplement. Notwithstanding anything to the contrary contained herein, the Holder shall be liable under this Section 5(b) for only that amount as does not exceed the net proceeds to such Holder as a result of the sale of Registrable Securities pursuant to such Registration Statement.

               (c) CONDUCT OF INDEMNIFICATION PROCEEDINGS. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "INDEMNIFIED PARTY"), such Indemnified Party promptly shall notify the Person from whom indemnity is sought (the "INDEMNIFYING PARTY) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

               An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

               All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

               (d) CONTRIBUTION. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party because of a failure or refusal of a governmental authority to enforce such indemnification in accordance with its terms (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying, Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms. Notwithstanding anything to the contrary contained herein, the Holder shall be liable or required to contribute under this Section 5(c) for only that amount as does not exceed the net proceeds to such Holder as a result of the sale of Registrable Securities pursuant to such Registration Statement.

               The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

               The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties

          6. RULE 144.

               As long as any Holder owns Notes, Interest Shares, Conversion Shares, Warrants or Warrant Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holder with true and complete copies of all such filings. As long as any Holder owns Notes, Interest Shares, Conversion Shares, Warrants or Warrant Shares, if the Company is not required to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act, it will prepare and furnish to the Holder and make publicly available in accordance with Rule 144(c) promulgated under the Securities Act annual and quarterly financial statements, together with a discussion and analysis of such financial statements in form and substance substantially similar to those that would otherwise be required to be included in reports required by Section 13(a) or 15(d) of the Exchange Act, as well as any other information required thereby, in the time period that such filings would have been required to have been made under the Exchange Act. The Company further covenants that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Person to sell Interest Shares, Conversion Shares and Warrant Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions of counsel to the Company referred to in the Purchase Agreement. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

          7. MISCELLANEOUS.

               (a) REMEDIES. In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

               (b) NO INCONSISTENT AGREEMENTS. Neither the Company nor any of its subsidiaries has, as of the date hereof entered into and currently in effect, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holder in this Agreement or otherwise conflicts with the provisions hereof except for registration rights provisions disclosed in the Company's Disclosure Schedule to the Purchase Agreement. Except for registration rights provisions disclosed in the Company's Disclosure Schedule to the Purchase Agreement, neither the Company nor any of its subsidiaries has previously entered into any agreement currently in effect granting any registration rights with respect to any of its securities to any Person. Without limiting the generality of the foregoing, without the written consent of the Holders of a majority of the then outstanding Registrable Securities, the Company shall not grant to any Person the right to request the Company to register any securities of the Company under the Securities Act unless the rights so granted are subject in all respects to the prior rights in full of the Holder set forth herein, and are not otherwise in conflict with the provisions of this Agreement. This Section 7(b) shall not prohibit the Company from entering into any agreements concerning the registration of securities on Form S-8 or Form S-4.

               (c) INTENTIONALLY OMITTED.

               (d) PIGGY-BACK REGISTRATIONS. If at any time when there is not an effective Registration Statement covering (i) Conversion Shares or (ii) Warrant Shares, the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities
Act) or its then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, the Company shall send to each holder of Registrable Securities written notice of such determination and, if within thirty (30) days after receipt of such notice, any such holder shall so request in writing (which request shall specify the Registrable Securities intended to be disposed of by the Purchaser), the Company will cause the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the holder, to the extent requisite to permit the disposition of the Registrable Securities so to be registered, provided that if at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to such holder and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay expenses in accordance with Section 4 hereof), and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities being registered pursuant to this Section 7(d) for the same period as the delay in registering such other securities. The Company shall include in such registration statement all or any part of such Registrable Securities such holder requests to be registered; PROVIDED, HOWEVER, that the Company shall not be required to register any Registrable Securities pursuant to this Section 7(d) that are eligible for sale pursuant to Rule 144(k) of the Securities Act. In the case of an underwritten public offering, if the managing underwriter(s) or underwriter(s) should reasonably object to the inclusion of the Registrable Securities in such registration statement, then if the Company after consultation with the managing underwriter should reasonably determine that the inclusion of such Registrable Securities, would materially adversely affect the offering contemplated in such registration statement, and based on such determination recommends inclusion in such registration statement of fewer or none of the Registrable Securities of the Holder, then (x) the number of Registrable Securities of the Holders included in such registration statement shall be reduced pro-rata among such Holders (based upon the number of Registrable Securities requested to be included in the registration), if the Company after consultation with the underwriter(s) recommends the inclusion of fewer Registrable Securities, or (y) none of the Registrable Securities of the Holder shall be included in such registration statement, if the Company after consultation with the underwriter(s) recommends the inclusion of none of such Registrable Securities; PROVIDED, HOWEVER, that if securities are being offered for the account of other persons or entities as well as the Company, such reduction shall not represent a greater fraction of the number of Registrable Securities intended to be offered by the Holder than the fraction of similar reductions imposed on such other persons or entities (other than the Company).

               (e) FAILURE TO FILE REGISTRATION STATEMENT AND OTHER EVENTS. The Company and the Purchaser agree that the Holder will suffer damages if the Registration Statement is not filed on or prior to the Filing Date and not declared effective by the Commission on or prior to the Effectiveness Date and maintained in the manner contemplated herein during the Effectiveness Period or if certain other events occur. The Company and the Holder further agree that it would not be feasible to ascertain the extent of such damages with precision. Accordingly, if (i) the Registration Statement is not filed on or prior to the Filing Date, or is not declared effective by the Commission on or prior to the Effectiveness Date (or in the event an additional Registration Statement is filed because the actual number of shares of Common Stock into which the Note is convertible and the Warrants are exercisable exceeds the number of shares of Common Stock initially registered is not filed and declared effective within the time periods set forth in Section 2(a)), or (ii) the Company fails to file with the Commission a request for acceleration in accordance with Rule 12dl-2 promulgated under the Exchange Act within five (5) Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be "reviewed," or not subject to further review, or (iii) the Registration Statement is filed with and declared effective by the Commission but thereafter ceases to be effective as to all Registrable Securities at any time prior to the expiration of the Effectiveness Period, without being succeeded immediately by a subsequent Registration Statement filed with and declared effective by the Commission, or
(iv) trading in the Common Stock shall be suspended or if the Common Stock is delisted from the OTC Bulletin Board for any reason for more than ninety (90) days in the aggregate, or (v) the conversion rights of the Holder are suspended for any reason, including by the Company, or (vi) the Company breaches in a material respect any covenant or other material term or condition to this Agreement, the the Notes, the Purchase Agreement (other than a representation or warranty contained therein) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, and such breach continues for a period of thirty days after written notice thereof to the Company, or (vii) the Company has breached Section 3(n) of this Agreement (any such failure or breach being referred to as an "EVENT"), the Company shall pay in cash as liquidated damages for such failure and not as a penalty to the Holder an amount equal to 2% of the Holder's pro rata share of the purchase price paid by the Holder for all Notes purchased and then outstanding pursuant to the Purchase Agreement for each thirty (30) day period until the applicable Event has been cured, which shall be pro rated for such periods less than thirty (30) days (the "Periodic Amount"). Payments to be made pursuant to this Section 7(e) shall be due and payable immediately upon demand in immediately available funds. The parties agree that the Periodic Amount represents a reasonable estimate on the part of the parties, as of the date of this Agreement, of the amount of damages that may be incurred by the Holder if the Registration Statement is not filed on or prior to the Filing Date or has not been declared effective by the Commission on or prior to the Effectiveness Date and maintained in the manner contemplated herein during the Effectiveness Period or if any other Event as described herein has occurred.

               (f) SPECIFIC ENFORCEMENT, CONSENT TO JURISDICTION.

                    (i) The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Registration Rights Agreement or the Purchase Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Registration Rights Agreement or the Purchase Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

                    (ii) Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the United States District Court sitting in the County of Kent, State of Delaware for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the Purchase Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7(f) shall affect or limit any right to serve process in any other manner permitted by law.

               (g) AMENDMENTS AND WAIVERS. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holder. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holder and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates; PROVIDED, HOWEVER, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

               (h) NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earlier of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice prior to 5:00 p.m., pacific standard time, on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice later than 5:00 p.m., pacific standard time, on any date and earlier than 11:59 p.m., Pacific time, on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service or (iv) actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be with respect to the Holder at its address set forth in the Purchase Agreement, or with respect to the Company, addressed to:

               Nurescell Inc.
               1400 Bristol Street North, Suite 240
               Newport Beach, California 92660
               Attention: Mr. Adrian A. Joseph, CEO
               Telephone No.:  949.752.0071
               Facsimile No.:  949.752.0091

or to such other address or addresses or facsimile number or numbers as any such party may most recently have designated in writing to the other parties hereto by such notice. Copies of notices to the Company (other than conversion notices for the Notes or exercise notices for the Warrants) shall be sent to Herbert N. Wolfe, Esq., Herzog, Fisher, Grayson & Wolfe, 9460 Wilshire Blvd., 5th Floor, Beverly Hills, California 90212, Telephone number 310.278.4300, Facsimile
310.278.5430. Copies of notices to the Holder shall be sent to H. Glenn Bagwell, Jr., Esq., 3005 Anderson Drive, Suite 204, Raleigh, North Carolina 27609, Telephone No.: (919) 785-3113, Facsimile No.: (919) 785-3116.

               (i) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns and shall inure to the benefit of the Holder and its successors and assigns. The Company may not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the Holder. The Purchaser may assign its rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

               (j) ASSIGNMENT OF REGISTRATION RIGHTS. The rights of each Holder hereunder, including the right to have the Company register for resale Registrable Securities in accordance with the terms of this Agreement, shall be automatically assignable by each Holder to any transferee of such Holder of all or a portion of the Notes or the Registrable Securities if: (i) the Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned, (iii) following such transfer or assignment the further disposition of such securities by the transferee or assignees is restricted under the Securities Act and applicable state securities laws, (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this Section, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions of this Agreement, and (v) such transfer shall have been made in accordance with the applicable requirements of the Purchase Agreement. In addition, each Holder shall have the right to assign its rights hereunder to any other Person with the prior written consent of the Company, which consent shall not be unreasonably withheld. The rights to assignment shall apply to the Holders (and to subsequent) successors and assigns.

               (k) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

               (l) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law thereof.

               (m) CUMULATIVE REMEDIES. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

               (n) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable in any respect, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

               (o) HEADINGS. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

               (p) SHARES HELD BY THE COMPANY AND ITS AFFILIATES. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company or its Affiliates (other than any Holder or transferees or successors or assigns thereof if such Holder is deemed to be an Affiliate solely by reason of its holdings of such Registrable Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage and shall not be counted as outstanding.

               (q) NOTICE OF EFFECTIVENESS. Within two (2) business days after the Registration Statement which includes the Registrable Securities is ordered effective by the Commission, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities and to the Purchaser (with copies to the Holders whose Registrable Securities are included in such Registration Statement, if other than the Purchaser) confirmation that the Registration Statement has been declared effective by the Commission in the form attached hereto as EXHIBIT A.

     IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed by their respective authorized persons as of the date first indicated above.

                             SIGNATURE PAGE FOLLOWS

             SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT DATED
                             AS OF DECEMBER 15, 1999

                                 NURESCELL INC.

                                  By: /s/ Adrian A. Joseph
                                      -----------------------------------
                                      Name: Mr. Adrian A. Joseph
                                      Title: Chief Executive Officer

                                  THE TRITON PRIVATE EQUITIES FUND, L.P.

                                  By: Triton Capital Management, L.L.C.

                                  By: /s/ John C. Tausche
                                      -----------------------------------
                                      Mr. John C. Tausche, Managing Member

Exhibit 7(d)


THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS (COLLECTIVELY, THE "LAWS"). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE LAWS, OR (II) AN OPINION OF COUNSEL PROVIDED TO THE ISSUER IN FORM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE LAWS DUE TO AN AVAILABLE EXCEPTION TO OR EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE LAWS.

                             DATE: FEBRUARY 8, 2000

NOTE # 01                                                       U.S.$385,000.00

                                 NURESCELL INC.

          SERIES 2000-A EIGHT PERCENT (8%) CONVERTIBLE PROMISSORY NOTE
                              DUE DECEMBER 1, 2001

     THIS NOTE is one of a duly authorized issue of Notes (a "Note" or the "Notes") of Nurescell Inc., a corporation duly organized and validly existing under the laws of the State of Nevada, U.S.A. (the "Company") designated as its Series 2000-A Eight Percent (8%) Convertible Notes Due December 1, 2001, in an aggregate principal face value for all Notes of this series of Three Hundred Eighty Five Thousand and no/100 United States Dollars (US$385,000.00).

     FOR VALUE RECEIVED, the Company promises to pay to THE TRITON PRIVATE EQUITIES FUND, L.P., the registered holder hereof and its successors and assigns (the "Holder"), the principal sum of Three Hundred Eighty Five Thousand and no/100 United States Dollars ($385,000.00) on December 1, 2001 (the "Maturity Date"), and to pay interest on the principal sum outstanding, at the rate of eight percent (8%) per annum due and payable in quarterly installments in arrears, on June 30, September 30, December 31 and March 31 of each year during the term of this Note, with the first such payment to be made on March 31, 2000. Accrual of interest on the outstanding principal amount, payable in cash or Common Stock (defined hereinafter) at the Company's option, shall commence on the date hereof and shall continue until payment in full of the outstanding principal amount has been made or duly provided for. The interest so payable will be paid to the person in whose name this Note (or one or more predecessor Notes) is registered on the records of the Company regarding registration and transfers of the Note (the "Note Register"); provided, however, that the Company's obligation to a transferee of this Note arises only if such transfer, sale or other disposition is made in accordance with the terms and conditions of that Securities Purchase Agreement of even date herewith between the Company and The Triton Private Equities Fund, L.P. (the "Securities Purchase Agreement").

     The principal of, and interest on, this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, at the address last appearing on the Note Register of the Company as designated in writing by the Holder hereof from time to time. The Company will pay the outstanding principal of and any and all accrued and unpaid interest due upon this Note on the Maturity Date, less any amounts required by law to be deducted or withheld, to the record Holder of this Note as of the fifth business day (as defined in the Securities Purchase Agreement) prior to the Maturity Date and addressed to such Holder at the last address appearing on the Note Register. The forwarding of such funds shall constitute a payment of outstanding principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Note to the extent of the sum represented by such payment plus any amounts so deducted or withheld. Except as herein provided, this Note may not be prepaid without the prior written consent of the Holder. Interest may at the Company's option be paid in Common Stock, with the number of shares of Common Stock to be delivered in payment of such interest determined by taking the dollar amount of interest being paid divided by the average of the closing bid prices for the Common Stock for the ten (10) trading days prior to the due date of such interest payment multiplied by ninety percent (.90).

     This Note is subject to the following additional provisions:

     1. NOTE EXCHANGEABLE. The Note is exchangeable commencing thirty (30) days from the date hereof for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same, but not of denominations of less than Fifty Thousand United States Dollars (US$50,000.00) without the Company's written consent. No service charge will be made for such registration or transfer or exchange.

     2. WITHHOLDING. The Company shall be entitled to withhold from all payments of principal or interest pursuant to this Note any amounts required to be withheld under the applicable provisions of the United States income tax or other applicable laws at the time of such payments.

     3. TRANSFER/EXCHANGE OF NOTE; REGISTERED HOLDER; OPINION OF COUNSEL; LEGEND. This Note has been issued subject to investment representations of the original purchaser hereof and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "1933 Act") and applicable state securities laws. Prior to due presentment for transfer of this Note, the Company and any agent of the Company may treat the person in whose name this
Note is duly registered on the Company's Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected or bound by notice to the contrary.

     The Holder understands and acknowledges by its acceptance hereof that (i) except as provided in the Securities Purchase Agreement and in that Registration Rights Agreement attached as Exhibit C to the Securities Purchase Agreement (the "Registration Rights Agreement"), both such documents incorporated herein by reference, this Note and the shares of common stock in the Company issuable upon conversion thereof as herein provided ("Conversion Shares") have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (a) subsequently registered thereunder, or (b) the Holder shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, substance and scope to the Company, to the effect that the securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration; (ii) any sale of such securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other regulation and/or exemption under the 1933 Act or the rules and regulations of the United States Securities and Exchange Commission (the "SEC") thereunder; and (iii) neither the Company nor any other person is under any obligation to register such securities under the 1933 Act or any state securities laws (other than pursuant to the terms of the Securities Purchase Agreement and the Registration Rights Agreement) or to comply with the terms and conditions of any exemption thereunder.

     Any Conversion Shares issued upon conversion of this Note, and if applicable, any common stock of the Company issued in payment of interest as herein provided, shall, if and only to the extent required by law, bear legends in similar form to the legends set forth on the first page of this Note.

     4.   CONVERSION OF NOTE INTO COMMON STOCK; REDEMPTION BY THE COMPANY.

     (a) The Holder of this Note is entitled, at its option, at any time commencing the earlier of (i) the date on which the Registration Statement (as defined in the Securities Purchase Agreement) is declared effective by the SEC; or (ii) the date which is one hundred twenty (120) days after the date first written at the top of this Note, to convert all or a portion of the original principal face amount of this Note into shares of common stock in the Company, $.0001 par value per share (defined herein as the "Common Stock"), at a conversion price (the "Conversion Price") for each share of Common Stock equal to the lesser of (x) one hundred twenty-five percent (125%) of the closing bid price for the Common Stock on the date of issuance of this Note, or (y) a percentage (the "Applicable Percentage") of the average of the three (3) lowest closing bid prices for the Common Stock for the twenty (20) trading days immediately preceding the Conversion Date (as hereinafter defined), as reported on the National Association of Securities Dealers OTC Bulletin Board Market (or on such other national securities exchange or market as the Common Stock may trade at such time). The Applicable Percentage shall be equal to the following:
(i) for conversions made on or before 120 days after the date of this Note, 105%; (ii) for conversions made between 121 and 150 days after the date of this Note, 103%; (iii) for conversions made between 151 and 180 days after the date of this Note, 100%; (iv) for conversions made between 181 and 210 days after the date of this Note, 97%; or (v) for conversions made after 210 days after the date of this Note, 95%.

     Any conversion of this Note shall be achieved by submitting to the Company the fully completed form of conversion notice attached hereto as Exhibit I (a "Notice of Conversion"), executed by the Holder of this Note evidencing such Holder's intention to convert this Note or the specified portion (as herein provided) hereof. A Notice of Conversion may be submitted via facsimile to the Company at the telecopier number for the Company provided in the Securities Purchase Agreement (or at such other number as requested in advance of such conversion in writing by the Company), and if so submitted the original Notice of Conversion shall be delivered to the Company within two (2) business days thereafter. The Company and the Holder shall each keep records with respect to the portion of this Note then being converted and all portions previously converted; upon receipt by the Holder of the requisite Conversion Shares, the outstanding principal amount of the Note shall be reduced by the amount specified in the Notice of Conversion resulting in such Conversion Shares. The Company may from time to time, but is not required to, instruct the Holder and the Holder shall surrender this Note along with the Notice of Conversion for the purposes of making a notation thereon as to the amount of principal being converted, or of canceling this Note and issuing a new Note in the same form with the principal amount of such Note reduced by the amount converted. Such new or notated Note shall be delivered to the Holder within three (3) business days after such Holder's surrender to the Company. No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share. Accrued interest on the converted portion of the Note shall be payable upon conversion thereof, in cash or Common Stock at the Conversion Price, at the Company's option. The date on which a notice of conversion is given (the "Conversion Date") shall be deemed to be either the date on which the Company receives from the Holder an original Notice of Conversion duly executed, or, if earlier, the date set forth in such Notice of Conversion if the original Notice of Conversion is received by the Company within two (2) business days thereafter.

     In all cases, the Company shall deliver the Conversion Shares to the Holder within three (3) business days after the Conversion Date with respect to such Conversion Shares being delivered, and at the address specified in the Notice of Conversion. The Company acknowledges that the Securities Purchase Agreement requires that the Company pay liquidated damages for late or non-delivery of Conversion Shares.

     Subject to the provisions of Paragraph 4(b) hereof, at the Maturity Date, the remaining portion of this Note which remains unconverted, if any, plus accrued interest shall be automatically converted into shares of Common Stock as of the Maturity Date, as if the Holder had converted the remaining portion of this Note according to the provisions of this Section 4, with the Conversion Date being equivalent in such event to the Maturity Date, as if the Holder had provided the Company with a Notice of Conversion with respect to the outstanding principal amount of this Note on the Maturity Date. Other than a conversion made on the Maturity Date in accordance with this paragraph, conversions of this Note must be effected in increments of at least Ten Thousand U.S. Dollars ($10,000) of principal amount of this Note (or such lesser outstanding principal amount of this Note).

     (b) Notwithstanding anything herein to the contrary, the Company shall have the right (but not the obligation) to redeem all or any portion of this Note, provided the Company is not then in violation of any of its obligations under this Note or under the Securities Purchase Agreement or any addenda thereto, under the following conditions. At any time prior to delivery of any Notice of Conversion (in this Section 4(b), a "Notice") to the Company by the Holder in accordance with the terms of this Note, the Company may give to the Holder notice (a "Redemption Notice") that it intends to pay the Holder the Cash Redemption Amount (as hereinafter defined) with respect to all or such portion of the Note referred to in the Redemption Notice. The "Cash Redemption Amount" shall be equal to one hundred percent (100%) of the face amount of the portion of the Note to be redeemed pursuant to the Redemption Notice, and shall be paid to the Holder according to the Holder's written instructions to the Company within three (3) business days after delivery of the Redemption Notice with respect to such Note or portion thereof to be redeemed. If the Company does not redeem within the time limits herein specified and according to the terms of this Section 4(b), then unless waived by the Holder, the Redemption Notice shall be null and void, and the Holder may convert all or such portion of this Note as the Holder in its discretion determines. The Company may not redeem any portion of the Note for which a Notice of Conversion has been submitted prior to or within three (3) business days after a Redemption Notice is delivered to the Holder.

     5. OBLIGATIONS OF THE COMPANY HEREIN ARE UNCONDITIONAL. No provision of this Note shall alter or impair the obligation of the Company, which obligation is absolute and unconditional, to repay the principal amount of this Note at the time, place, rate, and in the coin currency, hereinabove stated. This Note and all other Notes now or hereafter issued in replacement of this Note on the same or similar terms are direct obligations of the Company. This Note ranks at least equally with all other Notes now or hereafter issued under the terms set forth herein. The Conversion Price and number of shares of Common Stock issuable upon conversion shall be subject to adjustment from time to time as provided in
Section 6 below.

     6. ADJUSTMENTS.

     (a) In the event the Company should at any time or from time to time, after the date of this Note, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock (equal to at least ten percent (10%) or more of the Company's then issued and outstanding shares of Common Stock) or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), then unless the Conversion Price is otherwise automatically adjusted in accordance with the terms of this Note, the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of this Note shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

     (b) If the number of shares of Common Stock outstanding at any time after the date of this Note is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable upon conversion of this Note shall be decreased in proportion to such decrease in outstanding shares.

     (c) In the event the Company, at any time while all or any portion of this
Note is outstanding, shall be consolidated with or merged into any other corporation or corporations or shall sell or lease all or substantially all of its property and business as an entirety, then lawful provisions shall be made as part of the terms of such consolidation, merger, sale or lease so that the holder of this Note may thereafter receive in lieu of such Common Stock otherwise issuable to such holder upon conversion of this Note, but at the conversion rate which would otherwise be in effect at the time of conversion, as hereinbefore provided, the same kind and amount of securities or assets as may be issuable, distributable or payable upon such consolidation, merger, sale or lease with respect to Common Stock of the Company.

     7. RESERVATION OF SHARES. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of this Note, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the outstanding principal amount, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of this Note, in addition to such other remedies as shall be available to Holder, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase the number of authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including without limitation, using its best efforts to obtain the requisite stockholder approval necessary to increase the number of authorized shares of the Company's Common Stock.

     8. NOTE HOLDER NOT DEEMED A STOCKHOLDER. No Holder, as such, of this Note shall be entitled (prior to conversion of this Note into Common Stock, and only then to the extent of such conversion) to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Note be construed to confer upon the Holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Note of the Conversion Shares which he or she is then entitled to receive upon the due conversion of all or a portion of this Note. Notwithstanding the foregoing, the Company will provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

     9. NO LIMITATION ON CORPORATE ACTION. No provisions of this Note and no right or option granted or conferred hereunder shall in any way limit, affect or abridge the exercise by the Company of any of its corporate rights or powers to recapitalize, amend its Certificate of Incorporation, reorganize, consolidate or merge with or into another corporation, or to transfer all or any part of its property or assets, or the exercise of any other of its corporate rights and powers.

     10. REPRESENTATIONS OF HOLDER. Upon conversion of all or a portion of this Note, the Holder shall confirm in writing, in a form reasonably satisfactory to the Company, that the Conversion Shares so purchased are being acquired solely for the Holder's own account and not as a nominee for any other party, and that such Holder is an Accredited Investor (as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act). The Company acknowledges that Holder's duly executed certification on the Notice of Conversion is satisfactory confirmation of the facts set forth in the immediately preceding sentence. If such Holder cannot make such representations because they would be factually incorrect, it shall be a condition to such Holder's conversion of all or a portion of the Note that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of its securities upon conversion of the Note shall not violate any United States or state securities laws.

     11. WAIVER OF DEMAND, PRESENTMENT, ETC. The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereunder, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

     12. ATTORNEY'S FEES. The Company agrees to pay all costs and expenses, including without limitation reasonable attorney's fees, which may be incurred by the Holder in collecting any amount due under this Note or in enforcing any of Holder's conversion rights as described herein.

     13. DEFAULT. If one or more of the following described "Events of Default" shall occur:

          (a) The Company shall continue in default in the payment of principal or interest on this Note for a period of ten (10) days after a notice of default is received by the Company with respect to any such payment, or the Company shall not timely honor any Notice of Conversion as specified herein and in the Securities Purchase Agreement; or

          (b) Any of the representations or warranties made by the Company herein, in the Securities Purchase Agreement, the Registration Rights Agreement, or in any certificate or financial or other written statement heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Note or the Securities Purchase Agreement or the Registration Rights Agreement shall be false or misleading in any material respect at the time made and the Holder shall have provided seven (7) days prior written notice to the Company of the alleged misrepresentation or breach of warranty and the same shall continue uncured for a period of seven (7) days after such written notice from the Holder; or

          (c) The Company shall fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation of the Company under this Note or the Securities Purchase Agreement and such failure shall continue uncured for a period of seven (7) days after written notice from the Holder of such failure; or

          (d) The Company shall either: (i) become insolvent; (ii) admit in writing its inability to pay its debts generally or as they become due; (iii) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (iv) apply for, or consent to the appointment of, a trustee, liquidator, or receiver for its or for a substantial part of its property or business; or

          (e) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without the Company's consent and such appointment is not discharged within sixty (60) days after such appointment; or

          (f) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter; or

          (g) Any money judgment, writ or Note of attachment, or similar process in excess of Two Hundred Thousand United States Dollars (US$200,000.00) in the aggregate shall be entered or filed against the Company or any of its properties or assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of fifteen (15) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

          (h) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within sixty days after such institution or the Company shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in, any such proceeding; or

          (i) The Company shall have its Common Stock delisted from the OTC BULLETIN BOARD Market or suspended from trading thereon, and shall not have its Common Stock relisted on the same or another national securities exchange (other than the National Quotation Bureau, Inc., "pink sheets" market), or have such suspension lifted, as the case may be, within ninety days after such delisting or suspension; or

          (j) The Company shall have received a notice of default on the payment of any debt(s) aggregating in excess of Two Hundred Thousand United States Dollars (US$200,000.00) beyond any applicable grace period;

then, or at any time thereafter, and in any and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver in one instance shall not be deemed to be a waiver in another instance or for any other prior or subsequent Event of Default) at the option of the Holder and in the Holder's sole discretion, the Holder may immediately accelerate the maturity hereof, whereupon all principal and interest hereunder shall be immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by the Company, anything herein or in any Note or other instrument contained to the contrary notwithstanding, and the Holder may immediately, and upon the expiration of any period of grace, enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law or equity.

          14. NOTE A GENERAL UNSECURED OBLIGATION OF THE COMPANY. This Note represents a general unsecured obligation of the Company. No recourse shall be had for the payment of the principal of, or the interest on, this Note, or for any claim based thereon, or otherwise in respect hereof, against any incorporator, shareholder, officer, director, or agent of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

          15. ENFORCEABILITY. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.

          16. ENTIRE AGREEMENT. This Note and Exhibit I attached hereto, the Securities Purchase Agreement and the Exhibits attached thereto and the Registration Rights Agreement and the Exhibits attached thereto (if any) constitute the full and entire understanding between the Company and the Holder with respect to the subject matter hereof and thereof. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

          17. GOVERNING LAW. This Note shall be governed by and construed in accordance with the laws of the state of Delaware without giving effect to applicable principles of conflict of law.

          18. HEADINGS. Headings in this Note are for convenience only, and shall not be used in the construction of this Note.

          IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized, all as of the date first hereinabove written.

                              NURESCELL INC.

                              By: /s/ Adrian A. Joseph
                                  -----------------------------
                                  Mr. Adrian A. Joseph, CEO

                                    EXHIBIT I

                              NOTICE OF CONVERSION

     (To Be Executed by the Registered Holder in Order to Convert the Note)

          The Undersigned hereby irrevocably elects to convert $_______________ of the Eight Percent (8%) Convertible Note Due December 1, 2001, No. 01, into shares of Common Stock of Nurescell Inc. (the "Company"), according to the terms and conditions set forth in such Note, as of the date written below. If securities are to be issued to a person other than the Undersigned, the Undersigned agrees to pay all applicable transfer taxes with respect thereto.

          The Undersigned represents that it, as of this date, is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated by the SEC under the 1933 Act.

          The Undersigned also represents that the Conversion Shares are being acquired for the Holder's own account and not as a nominee for any other party. The Undersigned represents and warrants that all offers and sales by the Undersigned of the Conversion Shares shall be made pursuant to registration of the same under the 1933 Act, or pursuant to an exemption from registration under the 1933 Act. The Undersigned acknowledges that the Conversion Shares shall if (and only if) required by law contain the legend contained on page 1 of the Note.

Conversion Date:*
                  ---------------------

Applicable Conversion Price:
                             ------------------------------

Holder (Print True Legal Name):
                                --------------------------------------

(Signature of Duly Authorized Representative of Holder)

Address of Holder:
                   ---------------------------

                   ---------------------------

                   ---------------------------

* This original Notice of Conversion must be received by the Company by the second business day following the Conversion Date.

Exhibit 7(e)

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), is made as of February 8, 2000, by and between Nurescell Inc., a corporation organized under the laws of the State of Nevada, U.S.A., with headquarters located at 1400 Bristol Street North, Suite 240, Newport Beach, California 92660 (the "Company") and the buyer set forth on the execution page hereof (the "Buyer").

                                    RECITALS

     A. The Company and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act") and Section 4(2) under the 1933 Act;

     B. The Buyer desires to purchase from the Company, and the Company desires to sell to the Buyer, for the amounts and upon the terms and conditions stated in this Agreement, in a closing (the "Closing") as herein described, certain of the Company's convertible notes as listed and described in Recital B(i) immediately below, and certain warrants as listed and described in Recital B(ii) below.

          (i) At the Closing (the "Closing"), the Company's Series 2000-A Eight Percent (8%) Convertible Notes, the form of which is attached hereto as Exhibit A (the "Notes"), which may be converted into common stock of the Company, $.0001 par value per share ("Common Stock"), upon the terms and conditions hereof and upon the terms and conditions of the Notes. The purchase price for the Notes sold pursuant to this Agreement shall be as stated in Section 1(a) below. The total aggregate face amount of the Notes to be issued and sold by the Company at the Closing is Three Hundred Eighty Five Thousand and no/100 United States Dollars ($385,000.00), all in accordance with the terms of this Agreement and of the Notes.

          (ii) At the Closing, as additional consideration for Buyer's purchase of the Notes a warrant (the "Warrants") to purchase 75,000 shares of Common Stock at a purchase price of $4.00 per share, which Warrants must be exercised if at all within three (3) years after the date of issuance. The Warrants shall be substantially in the form attached hereto as Exhibit B.

     The Common Stock into which the Notes may (in accordance with their terms) be convertible shall be collectively referred to herein as the "Conversion Shares." Certain shares of Common Stock may (at the Company's option as described in the Notes) be issued to the Buyer in payment of interest (the "Interest Shares"). The Common Stock received upon exercise of the Warrants shall be referred to as the "Warrant Shares." The Notes, the Conversion Shares, the Interest Shares (if any), the Warrants and the Warrant Shares may be collectively referred to herein as the "Securities."

     C. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement (the "Registration Rights Agreement") substantially in the form of Exhibit C attached hereto pursuant to which the Company has agreed to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

                                   AGREEMENTS

     NOW, THEREFORE, in consideration of their respective promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the Company and the Buyer hereby agree as follows:

     1.   PURCHASE AND SALE OF SECURITIES.

     a. PURCHASE. The Buyer hereby agrees to purchase from the Company, and the Company agrees to sell to the Buyer, $385,000.00 in aggregate principal amount of Notes at the Closing. The purchase price (the "Purchase Price") for the Notes purchased at the Closing shall be $250,000.00.

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

     b. THE CLOSING. The date of the Closing (the "Closing Date") shall be February 8, 2000. The Purchase Price for the Notes being purchased at the Closing shall be delivered to the Escrow Agent (as defined in the Escrow Agreement substantially in the form of Exhibit D attached hereto (the "Escrow Agreement")) on behalf of the Company on or before the Closing Date. On or before the Closing Date, the Company shall deliver the original Notes and Warrants being purchased at the Closing, duly issued, authorized and executed by the authorized officers on behalf of the Company, to the Escrow Agent (as defined in the Escrow Agreement) on behalf of the Buyer.

     c. FORM OF PAYMENT. The Buyer shall pay the Purchase Price for the Securities purchased at the Closing by wire transfer of immediately available funds in United States Dollars, to be deposited into the Escrow Account as defined in the Escrow Agreement, against delivery to the Escrow Agent of duly executed Notes and Warrants being purchased by the Buyer hereunder at such Closing. The Escrow Agent shall be responsible for delivery of the Purchase Price to the Company and the Notes and Warrants to the Buyer in accordance with the terms of the Escrow Agreement and with the instructions of the said parties.

     2.   BUYER'S REPRESENTATIONS AND WARRANTIES.

     The Buyer understands, agrees with, and represents and warrants to the Company with respect to its purchase hereunder, that:

     a. INVESTMENT PURPOSES; COMPLIANCE WITH 1933 ACT. The Buyer is purchasing the Securities for its own account for investment only and not with a view towards, or in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the 1933 Act and applicable state securities laws. The Buyer is not purchasing the Securities for the purpose of covering short sale positions in the Common Stock established on or prior to the Closing Date. The Buyer agrees to offer, sell or otherwise transfer the Securities only (i) in accordance with the terms of this Agreement, the Notes and the Warrants, as applicable, and (ii) pursuant to registration under the 1933 Act or to an exemption from registration under the 1933 Act and any other applicable securities laws. The Buyer does not by its representations contained in this Section 2(a) agree to hold the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time pursuant to a registration statement or in accordance with an exemption from registration under the 1933 Act, in all cases in accordance with applicable state and federal securities laws. The Buyer understands that it shall be a condition to the issuance of the Conversion Shares, the Warrant Shares and the Interest Shares (if any) that the Conversion Shares, the Warrant Shares and the Interest Shares (if any) be and are subject to the representations set forth in this Section 2(a).

     b. ACCREDITED INVESTOR STATUS. The Buyer is an "accredited investor" as that term is defined in Rule 501 (a) of Regulation D. The Buyer is a Delaware limited partnership. The Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment made pursuant to this Agreement. The Buyer is aware that it may be required to bear the economic risk of an investment made pursuant to this Agreement for an indefinite period of time, and is able to bear such risk for an indefinite period.

     c. RELIANCE ON EXEMPTIONS. The Buyer understands the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the applicable United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, acknowledgments, understandings, agreements and covenants of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

     d. INFORMATION. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask all such questions of the Company as they have in their discretion deemed advisable. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to an informed investment decision with respect to the investment made pursuant to this Agreement.

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

     e. NO GOVERNMENT REVIEW. The Buyer understands that no United States federal or state agency or any other government or governmental agency has approved or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

     f. TRANSFER OR RESALE. The Buyer understands that: (i) except as provided in the Registration Rights Agreement, the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless either (a) subsequently registered thereunder or (b) the Buyer shall have delivered to the Company an opinion by counsel reasonably satisfactory to the Company, in form, scope and substance reasonably satisfactory to the Company, to the effect that the securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, (ii) any sale of such securities made in reliance on Rule 144 (as hereafter defined) may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which the seller (or the person though whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder and applicable state securities laws, and (iii) neither the Company nor any other person is under any obligation to register such securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder (in each case, other than pursuant to this Agreement or the Registration Rights Agreement).

     g. LEGEND. The Buyer understands that the Notes, the Warrants, and until such time as the Conversion Shares, the Warrant Shares and the Interest Shares (if any) (collectively, the "Registrable Securities"), have been registered under the 1933 Act as contemplated by the Registration Rights Agreement or otherwise may be sold by the Buyer pursuant to Rule 144 (as amended, or any applicable rule which operates to replace said Rule) promulgated under the 1933 Act ("Rule 144"), the stock certificates representing the Registrable Securities will bear a restrictive legend (the "Legend") in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS (COLLECTIVELY, THE "LAWS"). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE LAWS, OR (II) AN OPINION OF COUNSEL PROVIDED TO THE ISSUER IN FORM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE LAWS DUE TO AN AVAILABLE EXCEPTION TO OR EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE LAWS.

     The Legend shall be removed and the Company will issue certificates without the Legend to the holder of the applicable Notes or any Registrable Securities upon which the Legend is stamped, in accordance with Section 5(b).

     h. AUTHORIZATION; ENFORCEMENT. This Agreement, the Registration Rights Agreement and the Escrow Agreement have been duly and validly authorized, executed and delivered by the Buyer and are each and collectively valid and binding agreements of the Buyer enforceable in accordance with their terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

     3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

     The Company understands, agrees with, and represents and warrants to the Buyer that:

     a. ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and existing in good standing under the laws of the jurisdiction in which is is incorporated, except as would not have a Material Adverse Effect (as defined below), and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary and where the failure so to qualify would have a Material Adverse Effect. "Material Adverse Effect" means any material adverse effect on the operations, properties or financial condition of the Company taken as a whole. The Common Stock is eligible to trade and is listed for trading on the OTC BULLETIN BOARD MARKET. The Company has received no notice, either written or oral, with respect to the continued eligibility of the Common Stock for such listing, and the Company has maintained all requirements for the continuation of such listing, and the Company does not reasonably anticipate that the Common Stock will be delisted from the OTC BULLETIN BOARD MARKET for the foreseeable future. The Company has complied or will timely comply with all requirements of the National Association of Securities Dealers and the OTC BULLETIN BOARD MARKET with respect to the issuance of the Securities.

     b. AUTHORIZATION; ENFORCEMENT. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Registration Rights Agreement and the Escrow Agreement, to issue and sell the Notes and the Registrable Securities in accordance with the terms hereof, and to perform its obligations under the Notes in accordance with the requirements of the same,
(ii) the execution, delivery and performance of this Agreement, the Notes, the Warrants, the Registration Rights Agreement and the Escrow Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by the Company's Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its stockholders is required, (iii) this Agreement, the Registration Rights Agreement, the Escrow Agreement and, on the Closing Date, the Notes and Warrants sold at the Closing, have been duly and validly authorized, executed and delivered by the Company, and (iv) this Agreement, the Notes (when issued), the Warrants (when issued), the Registration Rights Agreement and the Escrow Agreement constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting, generally, the enforcement of creditors' rights and remedies or by other equitable principles of general application. The Company (and its legal counsel) has examined this Agreement and is satisfied in its sole discretion that this Agreement and the accompanying Exhibits, Schedules and the Addenda, if any, are in accordance with Regulation D and the 1933 Act and are effective to accomplish the purposes set forth herein and therein.

     c. CAPITALIZATION. As of December 1, 1999, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock of which 13,096,000 shares were issued and outstanding. An additional 554,000 shares of Common Stock are in the process of being issued to a number of individuals involved with the affairs of the Company, not to exceed five (5) persons. All of such outstanding shares have been validly issued and are fully paid and nonassessable. No shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances. Except as disclosed in Schedule 3(c) (attached if applicable), as of the effective date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities, and
(iii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of its or their securities under the 1933 Act (except as provided herein and in the Registration Rights Agreement). If requested by the Buyer, the Company has furnished to the Buyer, and the Buyer acknowledges receipt of same by its signature hereafter, true and correct copies of the Company's Articles of Incorporation, as amended, as in effect on the date hereof ("Articles of Incorporation"), and the Company's Bylaws, as in effect on the date hereof (the "Bylaws").

     d. ISSUANCE OF SECURITIES. The Registrable Securities are all duly authorized and reserved for issuance, and in all cases upon issuance shall be validly issued, fully paid and non-assessable, free from all taxes, liens and charges with respect to the issue thereof, and will not be subject to preemptive rights or other similar rights of stockholders of the Company.

     e. ACKNOWLEDGMENT REGARDING BUYER'S PURCHASE OF THE SECURITIES. The Company acknowledges and agrees that the Buyer is not acting as financial advisor to or fiduciary of the Company (or in any similar capacity with respect to this Agreement or the transactions contemplated hereby), that this Agreement and the transactions contemplated hereby, and the relationship between the Buyer and the Company, are and will be considered "arms-length" notwithstanding any other or prior agreements or nexus between the Buyer and the Company, whether or not

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

disclosed, and that any statement made by the Buyer, or any of its representatives or agents, in connection with this Agreement and the transactions contemplated hereby is not advice or a recommendation, is merely incidental to the Buyer's purchase of the Securities and has not been relied upon in any way by the Company, its officers or directors. The Company further represents to the Buyer that the Company's decision to enter into this Agreement and the transactions contemplated hereby have been based solely upon an independent evaluation by the Company, its officers and directors.

     f. NO INTEGRATED OFFERING. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances which would prevent the parties hereto from consummating the transactions contemplated hereby pursuant to an exemption from registration under the 1933 Act and specifically in accordance with the provisions of Regulation D. The transactions contemplated hereby are exempt from the registration requirements of the 1933 Act, assuming the accuracy of the representations and warranties contained herein of the Buyer.

     g. NO CONFLICTS. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Incorporation or Bylaws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). Except as set forth in Schedule 3(g) (attached if applicable), neither the Company nor any of its subsidiaries is in violation of its Articles of Incorporation or other organizational documents, and neither the Company nor any of its/subsidiaries is in default (and no event has occurred which, with notice or lapse of time or both, would put the Company or any of its subsidiaries in default) under, nor has there occurred any event giving others (with notice or lapse of time or both) any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, except for possible defaults or rights as would not, in the aggregate or individually, have a Material Adverse Effect. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted so long as the Buyer owns any of the Securities, in violation of any law, ordinance or regulation of any governmental entity, except for possible violations which neither singly or in the aggregate would have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act and any applicable state securities laws (any of which exceptions are set forth in Schedule 3(g)), the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, the Notes, the Warrants, the Registration Rights Agreement or the Escrow Agreement in accordance with the terms hereof and thereof, or to perform its obligations with respect to the Notes exactly as described in the Notes (once issued), and with respect to the Warrants exactly as described in the Warrants (once issued).

     h. SEC DOCUMENTS; FINANCIAL STATEMENTS. Except as disclosed on Schedule 3(h) hereof, since at least June 28, 1999, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter referred to as the "SEC Documents"). The Company has delivered to the Buyer as requested by the Buyer true and complete copies of the SEC Documents, except for such exhibits, schedules and incorporated documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934


                                       5
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Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyer (including the information referred to in Section 2(d) of this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading. Except as set forth in the financial statements of the Company included in the SEC Documents, the Company has no liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the date of such financial statements and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such financial statements, in each case of clause (i) and (ii) next above which, individually or in the aggregate, are not material to the financial condition, business, operations, properties, operating results or prospects of the Company. The SEC Documents contain a complete and accurate list of all written and oral contracts, agreements, leases or other instruments to which the Company or any subsidiary is a party or by which the Company or any subsidiary is subject which are required by the rules and regulations promulgated by the SEC to be so listed (each a "Contract"). None of the Company, its subsidiaries or, to the best of the Company's knowledge, any of the other parties thereto, is in breach or violation of any Contract, which breach or violation would, or with the lapse of time, the giving of notice, or both, have a Material Adverse Effect.

     i. ABSENCE OF CERTAIN CHANGES. Except as disclosed in the SEC Documents, since at least September 30, 1998, there has been no material adverse change and no material adverse development in the business, properties, operation, financial condition, results of operations or prospects of the Company. The Company has not taken any steps, and does not currently have any reasonable expectation of taking any steps, to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge that its creditors intend to initiate involuntary bankruptcy proceedings. The Company shall, at least until Buyer no longer holds any of the Securities, maintain its corporate existence in good standing and shall pay all taxes when due except for taxes it reasonably disputes.

     j. ABSENCE OF LITIGATION. Except as set forth in Schedule 3(j) (attached if applicable), there is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body pending or, to the knowledge of the Company, threatened against or affecting the Company, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect or which would adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement or any of the documents contemplated herein.

     k. FOREIGN CORRUPT PRACTICES. Neither the Company nor any of its subsidiaries, nor any officer, director or other person acting on behalf of the Company or any subsidiary has, in the course of his actions for or on behalf of the Company, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

     l. BROKERS; NO GENERAL SOLICITATION. The Company has taken no action that would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments relating to this Agreement and the transactions contemplated hereby, other than to Bridgwater Capital Corporation and to Dutchess Capital Partners, Inc. The Company and the Buyer both acknowledge that no other broker or finder was involved with respect to the transactions contemplated hereby, other than Bridgewater Capital Corporation and Dutchess Capital Partners, Inc. Neither the Company nor any distributor participating on the Company's behalf in the transactions contemplated hereby nor any person acting for the Company, or any such distributor, has conducted any "general solicitation," as described in Rule 502(c) under Regulation D, with respect to the Securities being offered hereby.

     m. ACKNOWLEDGMENT OF DILUTION. The number of Conversion Shares issuable upon conversion of the Notes may increase substantially in certain circumstances, including the circumstance wherein the trading price of the Common Stock declines. The Company's executive officers and directors have studied and fully understand the nature of the securities being sold hereunder and recognize they have a potential dilutive effect. The board of directors of the Company has concluded in its good faith business judgment that such issuance is in the best interests of the Company. The Company acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes is binding upon it and enforceable regardless of the dilution that such issuance may have on the ownership interests of other stockholders.

     n. ELIGIBILITY TO FILE REGISTRATION STATEMENT. The Company is currently eligible to file a registration statement with the SEC either on Form SB-1, Form SB-2 or Form S-3 under the 1933 Act.

     o.   (Intentionally Omitted.)

     p. NON-DISCLOSURE OF NON-PUBLIC INFORMATION. (a) The Company shall in no event disclose non-public information to the Buyer, advisors to or representatives of the Buyer unless prior to such disclosure of information the Company marks such information as "non-public information confidential" and provides the Buyer, such advisors and representatives with the opportunity to accept or refuse to accept such non-public information for review. The Company may, as a condition to disclosing any non-public information hereunder, require the Buyer, its advisors and representatives to enter into a confidentiality agreement in form reasonably satisfactory to the Company and the Buyer.

          (b) Nothing herein shall require the Company to disclose non-public information to the Buyer, its advisors or representatives, and the Company represents that it does not disseminate non-public information to investors who purchase stock in the Company in a public offering, to money managers or to securities analysts; provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Buyer and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the registration statement to be filed pursuant to the Registration Rights Agreement, would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Nothing herein shall be construed to mean that such persons or entities other than the Buyer (without the written consent of the Buyer prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that, based upon such due diligence by such persons or entities, that the registration statement contains an untrue statement of a material fact or omits a material fact required to be stated in such registration statement or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

     4.   COVENANTS.

     a. BEST EFFORTS. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

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

     b. SECURITIES LAWS. The Company agrees to timely file a Form D (or equivalent form required by applicable state law) with respect to the Securities if and as required under Regulation D and applicable state securities laws and to provide a copy thereof to the Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as is necessary to sell the Securities being sold to the Buyer on each such date under applicable securities laws of the United States and the relevant state(s), and shall if specifically so requested provide evidence of any such action so taken to the Buyer on or prior to the Closing Date.

     c. REPORTING STATUS. So long as the Buyer beneficially owns any of the Securities, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations hereunder would permit such termination.

     d. USE OF PROCEEDS. The Company will use the proceeds from the sale of the Securities for the payment of production expenses, securities issuance and legal expenses and general operational expenses.

     e. FINANCIAL INFORMATION. Until such time as the Buyer no longer beneficially owns Notes and Warrants, or the Common Stock into which the Notes are convertible and/or the Warrants are exercisable, the Company agrees to send the following reports to the Buyer: (i) after filing with the SEC, a copy of each of its Annual Reports, its quarterly Reports, and any reports filed on Form 8-K; and (ii) as soon as practicable after release thereof, copies of all press releases issued by the Company or any of its subsidiaries.

     f. RESERVATION OF SHARES. The Company shall at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of all of the Conversion Shares, the Warrant Shares and the Interest Shares (if any). Prior to complete conversion of the Notes and exercise of the Warrants, the Company shall not reduce the number of shares of Common Stock reserved for issuance hereunder without the written consent of the Buyer except for a reduction proportionate to a reverse stock split effected for a business purpose other than affecting the requirements of this Section, which reverse stock split affects all shares of Common Stock equally.

     g. LISTING. Upon the Closing, the Company shall promptly secure the listing of the Common Stock underlying the Notes and the Warrants upon each national securities exchange or automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of shares of Registrable Securities from time to time issued under the terms of this Agreement and the Registration Rights Agreement. The Company shall at all times comply in all respects with the Company's reporting, filing and other obligations under the by-laws or rules of the National Association of Securities Dealers and the OTC BULLETIN BOARD MARKET (or such other national securities exchange or market on which the Common Stock may then be listed, as applicable).

     h. PROSPECTUS DELIVERY REQUIREMENT. The Buyer understands that the 1933 Act requires delivery of a prospectus relating to the Common Stock in connection with any sale thereof pursuant to a registration statement under the 1933 Act covering any resale by the Buyer of the Common Stock being sold, and the Buyer shall comply with any applicable prospectus delivery requirements of the 1933 Act in connection with any such sale. The Company shall have the unequivocal right to rely upon the Buyer's representation contained in this Section 4(h), and thus, with respect to any resales by the Buyer pursuant to a registration statement of Common Stock issued to the Buyer upon conversion of the Notes (or in payment of interest on the Notes) or upon exercise of the Warrants, such Common Stock shall not contain a restrictive legend of any kind.

     i. INTENTIONAL ACTS OR OMISSIONS. Neither party shall intentionally perform any act that if performed, or omit to perform any act which if omitted to be performed, would prevent or excuse the performance of this Agreement or any of the transactions contemplated hereby.

     j. NO SHORTING. As a material inducement for the Company to enter into this Agreement, the Buyer represents that it has not as of the date hereof, and covenants on behalf of itself and its affiliates that neither Buyer nor any affiliate of Buyer will at any time in which the Buyer or any affiliate of the Buyer beneficially owns any of the Securities, engage in any short sales of, or hedging or arbitrage transactions with respect to, the Common Stock, or sell "put" options or similar instruments with respect to the Common Stock. The Company acknowledges that a sale of Conversion Shares (or Warrant Shares) on the date a conversion of the Notes (or exercise notice for the Warrants) is made, even if such sale is made prior to delivery of the notice of conversion with respect to such Conversion Shares (or exercise notice with respect to such Warrant Shares), is not a "short sale" for purposes of this Section 4(j).

     k. EXPENSES. The Company agrees to pay to or at the direction of the Buyer the sum of $3,500.00 at the Closing as reimbursement for the attorney's fees and expenses of the Buyer incurred by it in connection with the transactions contemplated by this Agreement.

     1. Intentionally Omitted.

     m. RESTRICTION ON BELOW MARKET ISSUANCE OF SECURITIES. Until the date which is the earlier of nine (9) months from the Closing Date or the date the Notes have been paid or converted in full, the Company shall not issue or agree to issue other than (i) to the Buyer pursuant to the transactions contemplated herein, (ii) pursuant to any employee stock option plan or employee stock purchase plan of the Company established during the term of this restriction for a legitimate business purpose and not to avoid the restrictions imposed in this
Section 4(m), (iii) pursuant to any existing security, option, warrant, scrip, call or commitment or right in each case as disclosed on Schedule 3(c) hereof, or (iv) with the consent of the Buyer, not to be unreasonably withheld any equity securities of the Company (or any security convertible into or exercisable or exchangeable, directly or indirectly, for equity securities of the Company) or debt securities of the Company if such securities are issued at a price (or provide for a conversion, exercise or exchange price) which may be less than the current market price for the Common Stock on the date of issuance (in the case of Common Stock) or the date of conversion, exercise or exchange (in the case of securities convertible into or exercisable or exchangeable, directly or indirectly, for Common Stock). Except as provided with respect to the transactions contemplated herein and in subsections (i), (ii), (iii), or
(iv) above of this Section 4(m), until such time as the Notes have been paid or converted in full, the Company shall not grant any additional so-called "registration rights."

     5.   LEGEND AND TRANSFER INSTRUCTIONS.

     a. TRANSFER AGENT INSTRUCTIONS. The Company shall instruct its transfer agent to issue certificates, registered in the name of the Buyer or its permitted nominee, for the Conversion Shares, the Warrant Shares and the Interest Shares (if any) in accordance with the terms of the applicable Notes and Warrants and in such amounts as specified from time to time by the Buyer to the Company, upon conversion of the Notes or exercise of the Warrants (as applicable). All such certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement only to the extent required by applicable law and as specified in this Agreement and the Exhibits and Addenda hereto. The Company warrants that no instruction other than such instructions referred to in this Section 5, and stop transfer instructions to give effect to Section 2(f) hereof in the case of the Conversion Shares, the Warrant Shares and the Interest Shares (if any) prior to the registration of same under the 1933 Act, will be given by the Company to its transfer agent and that the Conversion Shares, the Warrant Shares and the Interest Shares (if any) shall otherwise be freely transferable on the books and records of the Company as and to the extent permitted by applicable law and provided by this Agreement, the Warrants and the Registration Rights Agreement. Nothing in this Section shall affect in any way the Buyer's obligations and agreement to comply with all applicable securities laws upon resale of the Conversion Shares, the Warrant Shares and/or the Interest Shares (if any). If the Buyer (x) provides the Company with an opinion of counsel reasonably satisfactory to Company that registration by the Buyer of the Notes, the Warrants, the Warrant Shares, the Conversion Shares and/or the

Interest Shares (if any) is not required under the 1933 Act, or (y) transfers Securities to an affiliate which is an accredited investor (in accordance with the provisions of this Agreement) or in compliance with Rule 144, then in either instance the Company shall permit the said transfer, and if applicable promptly (and in all events within two (2) trading days) instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by the Buyer.

     b. REMOVAL OF LEGENDS. The Legend shall be removed and the Company shall issue a certificate without such Legend to the holder of any Security upon which it is stamped, and a certificate for a security shall be originally issued without the Legend, if, unless otherwise required by state securities laws, (x) the sale of such Security is registered under the 1933 Act, or (y) such holder provides the Company with an opinion by counsel reasonably satisfactory to the Company, that is in form, substance and scope reasonably satisfactory to the Company, to the effect that a public sale or transfer of such Security may be made without registration under the 1933 Act or (z) such holder provides the Company with assurances reasonably satisfactory to the Company and its counsel, that such Security can be sold pursuant to Rule 144. The Buyer agrees that its sale of all Securities, including those represented by a certificate(s) from which the Legend has been removed, or which were originally issued without the Legend, shall be made only pursuant to an effective registration statement (and to deliver a prospectus in connection with such sale) or in compliance with an exemption from the registration requirements of the 1933 Act. In the event the Legend is removed from any Security or any Security is issued without the Legend and thereafter the effectiveness of a registration statement covering the sales of such Security is suspended or the Company determines that a supplement or amendment thereto is required by applicable securities laws, then upon reasonable advance notice to the holder of such Security, the Company shall be entitled to require that the Legend be placed upon any such Security which cannot then be sold pursuant to an effective registration statement or Rule 144 or with respect to which the opinion referred to in clause (y) next above has not been rendered, which Legend shall be removed when such Security may be sold pursuant to an effective registration statement or Rule 144 (or such holder provides the opinion with respect thereto described in clause (y) next above.

     c. CONVERSION OF NOTES. The Buyer shall have the right to convert the Notes sold hereunder by delivering via facsimile an executed and completed Notice of Conversion (as defined in the Notes) to the Company and delivering within two
(2) business days thereafter the original Notice of Conversion and the original Note being converted by express courier to the Company. Each date on which a Notice of Conversion is faxed to the Company in accordance with the provisions hereof shall be deemed a "Conversion Date." The Company will transmit the certificates representing the shares of Common Stock issuable upon conversion of any Notes (along with a replacement Note representing the amount of principal of said Note not so converted, if applicable) to the Buyer via express courier, within three (3) business days after the relevant Conversion Date (with respect to each conversion, the "Deadline"). Time is of the essence with respect to the requirements of the immediately preceding sentence.

     d. INJUNCTIVE RELIEF FOR BREACH. The Company acknowledges that a breach of its obligations under Sections 5(a), 5(b) and 5(c) above will cause irreparable harm to the Buyer by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly the Company agrees that the remedy at law for a breach of its obligations under such Sections would be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of such Sections, the Buyer shall be entitled, in addition to all other remedies at law or in equity, to an injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

     e. LIQUIDATED DAMAGES FOR NON-DELIVERY OF CERTIFICATES. In addition to the provisions of Section 5(d) above, the Company understands and agrees that a delay in the issuance of the Certificates beyond the Deadline will result in substantial economic loss and other damages to the Buyer. As partial compensation to the Buyer for such loss, the Company agrees to pay liquidated damages (and which the Company acknowledges is not a penalty) to the Buyer for issuance and delivery of the Certificates after the Deadline, in accordance with the following schedule (where "No. Business Days Late" is defined as the number of business days beyond five (5) business days from the date of delivery by the Buyer to the Company of a facsimile Notice of Conversion (or, if later, from the date on which all other necessary documentation duly executed and in proper form required for conversion of Notes as described in this Agreement, including the original Notice of Conversion, all in accordance with this Agreement ONLY IF such necessary documentation has not been delivered to the Company within the two (2) business day period after the facsimile delivery to the Company of the Notice of Conversion required in this Agreement)):

     No. Business Days Late                 Liquidated Damages
     ----------------------                 ------------------
                                                  (in US$)

              1                                    $300
              2                                    $400
              3                                    $500
              4                                    $600
              5                                    $700
              6                                    $800
              7                                    $900
              8                                    $1,000
              9                                    $1,000
              10                                   $1,500
              11+                                  $1,500 + $500 for
                                                   each Business Day Late
                                                   beyond 11 days

     The Company shall pay the Buyer any liquidated damages incurred as called for under this Section 5(e) by certified or cashier's check upon the earlier of
(i) issuance of the Certificates to the Buyer or (ii) each monthly anniversary of the receipt by the Company of the Buyer's Notice of Conversion. Nothing herein shall limit the Buyer's right to pursue actual damages for the Company's failure to issue and deliver the Certificates to the Buyer in accordance with the terms of this Agreement or for breach by the Company of this Agreement.

     6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

     The obligation of the Company hereunder to sell Notes and Warrants at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion:

     a. The parties shall have executed this Agreement, the Registration Rights Agreement and the Escrow Agreement, and the parties shall have delivered the respective documents or signature pages thereof (via facsimile or otherwise as permitted in the Escrow Agreement) to the Escrow Agent.

     b. The Buyer shall have delivered to the Escrow Agent on behalf of the Company the Purchase Price for the Notes and Warrants purchased at the Closing, by wire transfer of immediately available funds pursuant to the wiring instructions provided by the Escrow Agent.

     c. The representations and warranties of the Buyer shall be true and correct in all material respects as of the date made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

     d. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self regulatory organization having authority over the matters contemplated hereby which restricts or prohibits the consummation of any of the transactions contemplated herein.

     e. The Company's Board of Directors shall have approved this Agreement and the related documentation referred to herein.

     7.   CONDITIONS TO THE BUYER'S OBLIGATION TO PURCHASE.

     The obligation of the Buyer to purchase Notes and Warrants is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions are for the sole benefit of the Buyer and may be waived by the Buyer at any time in its sole discretion:

     a. The parties shall have executed this Agreement, the Registration Rights Agreement and the Escrow Agreement, the parties shall have delivered the respective documents or signature pages thereof (via facsimile or otherwise as permitted in the Escrow Agreement) to the Escrow Agent on behalf of each other.

     b. The representations and warranties of the Company shall be true and correct in all material respects as of the date made and as of Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Buyer may require a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer.

     c. With respect to the Closing, the Company shall have issued and have duly executed by the authorized officers of the Company, and delivered to the Escrow Agent on behalf of the Buyer, the Note and Warrant being sold at the Closing (via facsimile or otherwise as required by the Escrow Agreement, provided that any permitted facsimile of such documents shall be followed with physical delivery to the Escrow Agent of the original instrument or security within one
(1) business day after facsimile of same to the Escrow Agent).

     d. The Common Stock shall be authorized for quotation on the OTC BULLETIN BOARD MARKET (or another national securities exchange or market) and trading in the Common Stock on such market shall not have been suspended by the SEC or other relevant regulatory agency.

     e. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self regulatory organization having authority over the matters contemplated hereby which restricts or prohibits the consummation of any of the transactions contemplated herein.

     f. The Escrow Agent shall have received on behalf of the Buyer the opinion of Company counsel, dated as of the Closing Date, substantially in the form attached hereto as Exhibit E.

     8. GOVERNING LAW; MISCELLANEOUS.

     a. GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to the principles of conflict of laws. In the event of any litigation regarding the interpretation or application of this Agreement, the parties irrevocably consent to jurisdiction in any of the state or federal courts located in the State of Delaware and waive their rights to object to venue in any such court, regardless of the convenience or inconvenience thereof to any party. Service of process in any civil action relating to or arising out of this Agreement (including also all Exhibits or Addenda hereto) or the transaction(s) contemplated herein may be accomplished in any manner provided by law. The parties hereto agree that a final, non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

     b. COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and signature pages from such counterparts have been delivered to the Escrow Agent on behalf of the other party. In the event any signature page is delivered by facsimile transmission (which the parties agree is an acceptable form of delivery), the party using such means of delivery shall cause three (3) additional originally executed signature pages to be physically delivered to the Escrow Agent on behalf of the other party within two (2) business days of the execution and delivery hereof.

     c. HEADINGS; GENDER, ETC. The headings of this Agreement are for convenience of reference and shall not form a part of, or affect the interpretation of this Agreement. As used herein, the masculine shall refer to the feminine and neuter, the feminine to the masculine and neuter, and the neuter to the masculine and feminine, as the context may require. As used herein, unless the context clearly requires otherwise, the words "herein," "hereunder" and "hereby," shall refer to this entire Agreement and not only to the Section or paragraph in which such word appears. If any date specified herein falls upon a Saturday, Sunday or public or legal holidays, the date shall be construed to mean the next business day following such Saturday, Sunday or public or legal holiday. For purposes of this Agreement, a "business day" is any day other than a Saturday, Sunday or public or legal holiday.

     d. SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

     e. ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

     f. NOTICES. Any notices required or permitted to be given under the terms of this Agreement shall be sent by U. S. Mail or delivered personally or by courier or via facsimile (if via facsimile, to be followed within three (3) business days by an original of the notice document via U.S. Mail or courier) and shall be effective five (5) days after being placed in the mail, if mailed, certified or registered, return receipt requested, or upon receipt, if delivered personally or by courier or by facsimile, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Company:                  Nurescell Inc.
                                    1400 Bristol Street North, Suite 240
                                    Newport Beach, California 92660
                                    Telephone: 949.752.0071
                                    Facsimile: 949.752.0091
                                    Attention: Mr. Adrian A. Joseph, CEO

With a copy to:                     Herzog, Fisher, Grayson & Wolfe
                                    9460 Wilshire Blvd., 5th Floor
                                    Beverly Hills, California 90212
                                    Telephone: 310.278.4900
                                    Facsimile: 310.278.5430
                                    Attention: Mr. Herbert N. Wolfe, Esq.

If to the Buyer, at the address on the signature page of this Agreement. Each party shall provide written notice to the other party of any change in address.

     g. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither the Company nor the Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other (which consent shall not be unreasonably withheld), and in any event any assignee of the Buyer shall be an accredited investor (as defined in Regulation D), in the written opinion of counsel who is reasonably satisfactory to the Company and in form, substance and scope reasonably satisfactory to the Company. Notwithstanding the foregoing, if applicable, any of the entities constituting the Buyer (if greater than one (1) entity) may assign its rights hereunder to any of its "affiliates," as that term is defined under the 1934 Act, without the consent of the Company; provided, however, that any such assignment shall not release such assigning entity from its obligations hereunder unless such obligations are assumed by such affiliate and the Company has prior to such assignment and assumption consented in writing to the same; and no such assignment shall be made unless it is made in accordance with any applicable securities laws of any applicable jurisdiction. Any request for an assignment made hereunder by the Buyer shall be accompanied by a legal opinion in form, substance and scope reasonably satisfactory to the Company, that such assignment is proper under applicable law. Notwithstanding anything herein to the contrary, Buyer may pledge the Securities as collateral for a bona fide loan pursuant to a security agreement with a third party lender, and such pledge shall not be considered an assignment in violation of this Agreement so long as it is made in compliance with all applicable law.

     h. NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

     i. SURVIVAL. Unless this Agreement is terminated under Section 8(1), the representations and warranties of the Company and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 8 shall survive the Closing of the purchase and sale of Securities purchased and sold hereby.

     j. PUBLICITY. The Company and the Buyer shall have the right to review before issuance by the other, any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without prior consultation with or approval of the Buyer, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations.

     k. FURTHER ASSURANCE. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     l. TERMINATION. In the event that the Closing shall not have occurred on or before ten (10) business days from the date hereof, this Agreement shall terminate at the close of business on such date. Neither party may unilaterally terminate this Agreement after the Closing for any reason other than a material breach of this Agreement by the non- breaching party. Such termination shall not be the sole remedy for a breach of this Agreement by the non-breaching party, and each party shall retain all of its rights hereunder at law or in equity. Notwithstanding anything herein to the contrary, a party whose breach of a covenant or representation and warranty or failure to satisfy a condition prevented the Closing shall not be entitled to terminate this Agreement.

     m. REMEDIES. No provision of this Agreement providing for any specific remedy to a party shall be construed to limit such party to the specific remedy described, and any other remedy that would otherwise be available to such party at law or in equity shall be so available. Nothing in this Agreement shall limit any rights a party may have with any applicable federal or state securities laws with respect to the transactions contemplated hereby.

     IN WITNESS WHEREOF, the Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                             SIGNATURE PAGE FOLLOWS

List of Exhibits

Exhibit A         Form of Note
Exhibit B         Warrant to Purchase Common Stock
Exhibit C         Registration Rights Agreement
Exhibit D         Escrow Agreement
Exhibit E         Opinion of Counsel for Nurescell Inc.

             SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT DATED
                             AS OF FEBRUARY 8, 2000

                           COMPANY:

                                 NURESCELL INC.

                                By: /s/ Adrian A. Joseph
                                    --------------------------------
                                    Mr. Adrian A. Joseph, CEO

                           BUYER:

                                TRITON PRIVATE EQUITIES FUND, L.P.

                                By: Triton Capital Management, L.L.C.,
                                    a General Partner

                                By: /s/
                                    ---------------------------------
                                    Managing Member

                           BUYER'S ADDRESS:

                                              225 North Market Street
                                              Suite 220
                                              Wichita, Kansas 67202
                                              Telephone: 316.262.8874
                                              Telecopier: 316.262.680

Exhibit 7(f)

                          REGISTRATION RIGHTS AGREEMENT

          This Registration Rights Agreement (this "AGREEMENT") is made and entered into as of February 8, 2000, between Nurescell Inc., a Nevada corporation (the "COMPANY"), and the Purchaser named on the signature page hereof (the "PURCHASER").

          This Agreement is being entered into pursuant to that Securities Purchase Agreement, dated as of the date hereof, by and between the Company and the Purchaser (the "PURCHASE AGREEMENT").

          The Company and the Purchaser hereby agree as follows:

     1.   DEFINITIONS.

          Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

          "ADVICE" shall have the meaning set forth in Section 3(m).

          "AFFILIATE" means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, "CONTROL," when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms of "AFFILIATED," "CONTROLLING" and "CONTROLLED" have meanings correlative to the foregoing.

          "BLACKOUT PERIOD" shall have the meaning set forth in Section 3(n).

          "BOARD" shall have the meaning set forth in Section 3(n).

          "BUSINESS DAY" means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the state of Delaware generally are authorized or required by law or other government actions to close.

          "COMMISSION" means the Securities and Exchange Commission.

          "COMMON STOCK" means the Company's Common Stock, par value $.0001 per share.

          "EFFECTIVENESS DATE" means with respect to the Registration Statement the 120th day following the Closing Date.

          "EFFECTIVENESS PERIOD" shall have the meaning set forth in Section
2(a).

          "EVENT" shall have the meaning set forth in Section 7(e)(i).

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

          "FILING DATE" means the 30th day following the Closing Date.

          "HOLDER" or "HOLDERS" means the holder or holders, as the case may be, from time to time of Registrable Securities.

          "INDEMNIFIED PARTY" shall have the meaning set forth in Section 5(c).

          "INDEMNIFYING PARTY" shall have the meaning set forth in Section 5(c).

          "LOSSES" shall have the meaning set forth in Section 5(a).

          "NOTE" or "NOTES" means the Series 2000-A Eight Percent (8%) Convertible Notes of the Company, the form of which is shown as Exhibit A to the Purchase Agreement, issued or to be issued to the Purchaser pursuant to the Purchase Agreement.

          "OTC BULLETIN BOARD" shall mean the over-the-counter electronic bulletin board market or exchange.

          "PERSON" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

          "PROCEEDING" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

          "PROSPECTUS" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference in such Prospectus.

          "REGISTRABLE SECURITIES" means (i) the shares of Common Stock issuable upon conversion of the Note (the "Conversion Shares") or in payment of interest in accordance with the terms of the Note ("Interest Shares") and exercise of the Warrants (the "Warrant Shares"), and upon any stock split, stock dividend, recapitalization or similar event with respect to such Conversion Shares, Interest Shares, Warrant Shares or any Note, (ii) the shares of Common Stock issued upon any redemption of Note pursuant to the terms of the Notes and (iii) any other dividend or other distribution with respect to, conversion or exchange of, or in replacement of, Registrable Securities; PROVIDED, HOWEVER, that Registrable Securities shall include (but not be limited to) a number of shares of Common Stock (the "Required Number") equal to no less than the greater of (x) 300,000 shares of Common Stock, or (y) 200% of the maximum number of shares of Common Stock which would be issuable upon conversion of the Note and upon exercise of the Warrants, assuming such conversion and exercise occurred on the Closing Date or the Filing Date, whichever date would result in the greater number of Registrable Securities. Notwithstanding anything contained herein to the contrary, if the actual number of shares of Common Stock issuable upon conversion of the Note and upon exercise of the Warrants exceeds the Required Number, the term "Registrable Securities" shall be deemed to include such additional shares of Common Stock as are necessary to include all of the shares of Common Stock issuable upon conversion of the Note (and in payment of Interest, if applicable) and upon exercise of the Warrants.

          "REGISTRATION STATEMENT" means the registration statements and any additional registration statements contemplated by Section 2(a), including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference in such registration statement.

          "RULE 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

          "RULE 158" means Rule 158 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

          "RULE 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "SPECIAL COUNSEL" means any special counsel to the Holder, for which the Holder will be reimbursed by the Company pursuant to Section 4.

     2. REGISTRATION.

          (a) REQUIRED REGISTRATION. On or prior to the Filing Date the Company shall prepare and file with the Commission a Registration Statement covering all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form SB-1, Form SB-2 or Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form SB-1, Form SB-2 or Form S-3, in which case such registration shall be on another appropriate form in accordance herewith). The Company shall use its best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to the Effectiveness Date, and to keep such Registration Statement continuously effective under the Securities Act until such date as is the earlier of (x) the date when all Registrable Securities covered by such Registration Statement have been sold or (y) the date on which the Registrable Securities may be sold without any restriction pursuant to Rule 144(k) as determined by the counsel to the Company pursuant to a written opinion letter, addressed to the Company's transfer agent to such effect (the "EFFECTIVENESS PERIOD"). If an additional Registration Statement is required to be filed because the actual number of shares of Common Stock into which the Note is convertible and the Warrants are exercisable exceeds the number of shares of Common Stock initially registered in respect of the Conversion Shares and the Warrant Shares based upon the computation on the Closing Date, the Company shall have twenty (20) Business Days to file such additional Registration Statement, and the Company shall use its best efforts to cause such additional Registration Statement to be declared effective by the Commission as soon as possible, but in no event later than ninety (90) days after filing.

          (b) SHELF REGISTRATION. If the Company is not on the Filing Date eligible to file a registration statement on Form S-3, then as soon as possible but no later than thirty (30) days after becoming eligible to file a registration statement for a secondary or resale offering of the Registrable Securities on Form S-3, the Company shall prepare and file with the Commission a post-effective amendment to Form SB-2 (or such other applicable form filed in accordance with Section 2(a) above) on Form S-3 to continue the registration of all Registrable Securities pursuant to a "shelf" Registration Statement on Form S-3 covering all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. Notwithstanding anything to the contrary contained herein, at no time during the Effectiveness Period shall any of the Registrable Securities cease being registered.

     3.   REGISTRATION PROCEDURES.

          In connection with the Company's registration obligations hereunder, the Company shall:

          (a) Prepare and file with the Commission on or prior to the Filing Date, a Registration Statement on Form SB-1 or Form SB-2 (or if the Company is not then eligible to register for resale the Registrable Securities on Form SB-1 or Form SB-2 such registration shall be on another appropriate form in accordance herewith) in accordance with the method or methods of distribution thereof as specified by the Holder (except if otherwise directed by the Holder), and cause the Registration Statement to become effective and remain effective as provided herein; PROVIDED, HOWEVER, that not less than five (5) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated therein by reference), the Company shall (i) furnish to the Holder and any Special Counsel, copies of all such documents proposed to be filed, which documents (other than those incorporated by reference) will be subject to the review of the Holder and such Special Counsel, and (ii) at the request of the Holder cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of counsel to such Holder, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holder or any Special Counsel shall reasonably object in writing within three (3) Business Days of their receipt thereof.

          (b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement as may be necessary to keep the Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities;
(ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424 (or any similar provisions then in force) promulgated under the Securities Act; (iii) respond as promptly as possible to any comments received from the Commission with respect to the Registration Statement or any amendment thereto and as promptly as possible provide the Holder true and complete copies of all correspondence from and to the Commission relating to the Registration Statement; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holder thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.

          (c) Notify the Holder of Registrable Securities to be sold and any Special Counsel as promptly as possible (and, in the case of (i)(A) below, not less than five (5) Business Days prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) Business Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed;
(B) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on such Registration Statement and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) if at any time any of the representations and warranties of the Company contained in any agreement contemplated hereby ceases to be true and correct in all material respects; (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (vi) of the occurrence of any event that makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (d) Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of, (i) any order suspending the effectiveness of the Registration Statement or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

          (e) If requested by the Holders of a majority in interest of the Registrable Securities, (i) promptly incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the Company reasonably agrees should be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment.

          (f) Furnish to the Holder and any Special Counsel, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.

          (g) Promptly deliver to the Holder and any Special Counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request; and the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

          (h) Prior to any public offering of Registrable Securities, use its best efforts to register or qualify or cooperate with the selling Holders and any Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement; PROVIDED, HOWEVER, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject or subject the Company to any material tax in any such jurisdiction where it is not then so subject.

          (i) Cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to a Registration Statement, which certificates shall be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any Holder may request at least two (2) Business Days prior to any sale of Registrable Securities.

          (j) Upon the occurrence of any event contemplated by Section 3(c)(vi), as promptly as possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (k) Use its best efforts to cause all Registrable Securities relating to such Registration Statement to be listed on the OTC Bulletin Board and any other securities exchange, quotation system, market or over-the-counter bulletin board, if any, on which similar securities issued by the Company are then listed as and when required pursuant to the Purchase Agreement.

          (l) Comply in all material respects with all applicable rules and regulations of the Commission and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 not later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) commencing on the first day of the first fiscal quarter of the Company after the effective date of the Registration Statement, which statement shall conform to the requirements of Rule 158.

          (m) Require each selling Holder to furnish to the Company information regarding such Holder and the distribution of such Registrable Securities as is required by law to be disclosed in the Registration Statement, and the Company may exclude from such registration the Registrable Securities of any such Holder who fails to furnish such information within a reasonable time prior to the filing of each Registration Statement, supplemented Prospectus and/or amended Registration Statement.

          If the Registration Statement refers to any Holder by name or otherwise as the holder of any securities of the Company, then such Holder shall have the right to require (if such reference to such Holder by name or otherwise is not required by the Securities Act or any similar federal statute then in force) the deletion of the reference to such Holder in any amendment or supplement to the Registration Statement filed or prepared subsequent to the time that such reference ceases to be required.

          Each Holder covenants and agrees that (i) it will not sell any Registrable Securities under the Registration Statement until it has received copies of the Prospectus as then amended or supplemented as contemplated in
Section 3(g) and notice from the Company that such Registration Statement and any post-effective amendments thereto have become effective as contemplated by
Section 3(c) and (ii) it and its officers, directors or Affiliates, if any, will comply with the prospectus delivery requirements of the Securities Act as applicable to them in connection with sales of Registrable Securities pursuant to the Registration Statement.

          Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c)(ii), 3(c)(iii), 3(c)(iv), 3(c)(v) or 3(c)(vi), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Section 3(j), or until it is advised in writing (the "ADVICE") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.

          (n) If (i) there is material non-public information regarding the Company which the Company's Board of Directors (the "BOARD") reasonably determines not to be in the Company's best interest to disclose and which the Company is not otherwise required to disclose, or (ii) there is a significant business opportunity (including, but not limited to, the acquisition or disposition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or other similar transaction) available to the Company which the Board reasonably determines not to be in the Company's best interest to disclose and which the Company would be required to disclose under the Registration Statement, then the Company may postpone or suspend filing or effectiveness of a registration statement for a period not to exceed 20 consecutive days, provided that the Company may not postpone or suspend its obligation under this Section 3(n) for more than 45 days in the aggregate during any 12 month period (each, a "BLACKOUT PERIOD"); PROVIDED, HOWEVER, that no such postponement or suspension shall be permitted for consecutive 20 day periods, arising out of the same set of facts, circumstances or transactions.

     4.   REGISTRATION EXPENSES

          All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not the Registration Statement is filed or becomes effective and whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the OTC Bulletin Board and each other securities exchange or market on which Registrable Securities are required hereunder to be listed, (B) with respect to filings required to be made with the Commission, (C) with respect to filings required to be made under the OTC Bulletin Board and (D) in compliance with state securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for the Holder in connection with Blue Sky qualifications of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the Holders of a majority of Registrable Securities may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is requested by the holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company and Special Counsel for the Holder, in the case of the Special Counsel, to a maximum amount of $2,500.00, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the Company's independent public accountants (including the expenses of any comfort letters or costs associated with the delivery by independent public accountants of a comfort letter or comfort letters). In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

     5.   INDEMNIFICATION

          (a) INDEMNIFICATION BY THE COMPANY. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and attorneys' fees) and expenses (collectively, "LOSSES"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, which information was reasonably relied on by the Company for use therein or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto. The Company shall notify the Holder promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party and shall survive the transfer of the Registrable Securities by the Holder.

          (b) INDEMNIFICATION BY HOLDER. The Holders shall, severally and not jointly, indemnify and hold harmless the Company, the directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon any untrue statement of a material fact contained in the Registration Statement, any Prospectus, or any form of prospectus, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in or omitted from any information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration Statement or such Prospectus and that such information was reasonably relied upon by the Company for use in the Registration Statement, such Prospectus or such form of prospectus or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus Supplement. Notwithstanding anything to the contrary contained herein, the Holder shall be liable under this Section 5(b) for only that amount as does not exceed the net proceeds to such Holder as a result of the sale of Registrable Securities pursuant to such Registration Statement.

          (c) CONDUCT OF INDEMNIFICATION PROCEEDINGS. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "INDEMNIFIED PARTY"), such Indemnified Party promptly shall notify the Person from whom indemnity is sought (the "INDEMNIFYING PARTY) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

          An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

          All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

          (d) CONTRIBUTION. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party because of a failure or refusal of a governmental authority to enforce such indemnification in accordance with its terms (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying, Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms. Notwithstanding anything to the contrary contained herein, the Holder shall be liable or required to contribute under this Section 5(c) for only that amount as does not exceed the net proceeds to such Holder as a result of the sale of Registrable Securities pursuant to such Registration Statement.

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties

     6. RULE 144.

          As long as any Holder owns Notes, Interest Shares, Conversion Shares, Warrants or Warrant Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to
Section 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holder with true and complete copies of all such filings. As long as any Holder owns Notes, Interest Shares, Conversion Shares, Warrants or Warrant Shares, if the Company is not required to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act, it will prepare and furnish to the Holder and make publicly available in accordance with Rule 144(c) promulgated under the Securities Act annual and quarterly financial statements, together with a discussion and analysis of such financial statements in form and substance substantially similar to those that would otherwise be required to be included in reports required by Section 13(a) or 15(d) of the Exchange Act, as well as any other information required thereby, in the time period that such filings would have been required to have been made under the Exchange Act. The Company further covenants that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Person to sell Interest Shares, Conversion Shares and Warrant Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions of counsel to the Company referred to in the Purchase Agreement. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

     7.   MISCELLANEOUS.

          (a) REMEDIES. In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

          (b) NO INCONSISTENT AGREEMENTS. Neither the Company nor any of its subsidiaries has, as of the date hereof entered into and currently in effect, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holder in this Agreement or otherwise conflicts with the provisions hereof except for registration rights provisions disclosed in the Company's Disclosure Schedule to the Purchase Agreement. Except for registration rights provisions disclosed in the Company's Disclosure Schedule to the Purchase Agreement, neither the Company nor any of its subsidiaries has previously entered into any agreement currently in effect granting any registration rights with respect to any of its securities to any Person. Without limiting the generality of the foregoing, without the written consent of the Holders of a majority of the then outstanding Registrable Securities, the Company shall not grant to any Person the right to request the Company to register any securities of the Company under the Securities Act unless the rights so granted are subject in all respects to the prior rights in full of the Holder set forth herein, and are not otherwise in conflict with the provisions of this Agreement. This Section 7(b) shall not prohibit the Company from entering into any agreements concerning the registration of securities on Form S-8 or Form S-4.

          (c)   INTENTIONALLY OMITTED.

          (d) PIGGY-BACK REGISTRATIONS. If at any time when there is not an effective Registration Statement covering (i) Conversion Shares or (ii) Warrant Shares, the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities
Act) or its then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, the Company shall send to each holder of Registrable Securities written notice of such determination and, if within thirty (30) days after receipt of such notice, any such holder shall so request in writing (which request shall specify the Registrable Securities intended to be disposed of by the Purchaser), the Company will cause the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the holder, to the extent requisite to permit the disposition of the Registrable Securities so to be registered, provided that if at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to such holder and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay expenses in accordance with Section 4 hereof), and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities being registered pursuant to this Section 7(d) for the same period as the delay in registering such other securities. The Company shall include in such registration statement all or any part of such Registrable Securities such holder requests to be registered; PROVIDED, HOWEVER, that the Company shall not be required to register any Registrable Securities pursuant to this Section 7(d) that are eligible for sale pursuant to Rule 144(k) of the Securities Act. In the case of an underwritten public offering, if the managing underwriter(s) or underwriter(s) should reasonably object to the inclusion of the Registrable Securities in such registration statement, then if the Company after consultation with the managing underwriter should reasonably determine that the inclusion of such Registrable Securities, would materially adversely affect the offering contemplated in such registration statement, and based on such determination recommends inclusion in such registration statement of fewer or none of the Registrable Securities of the Holder, then (x) the number of Registrable Securities of the Holders included in such registration statement shall be reduced pro-rata among such Holders (based upon the number of Registrable Securities requested to be included in the registration), if the Company after consultation with the underwriter(s) recommends the inclusion of fewer Registrable Securities, or (y) none of the Registrable Securities of the Holder shall be included in such registration statement, if the Company after consultation with the underwriter(s) recommends the inclusion of none of such Registrable Securities; PROVIDED, HOWEVER, that if securities are being offered for the account of other persons or entities as well as the Company, such reduction shall not represent a greater fraction of the number of Registrable Securities intended to be offered by the Holder than the fraction of similar reductions imposed on such other persons or entities (other than the Company).

          (e) FAILURE TO FILE REGISTRATION STATEMENT AND OTHER EVENTS. The Company and the Purchaser agree that the Holder will suffer damages if the Registration Statement is not filed on or prior to the Filing Date and not declared effective by the Commission on or prior to the Effectiveness Date and maintained in the manner contemplated herein during the Effectiveness Period or if certain other events occur. The Company and the Holder further agree that it would not be feasible to ascertain the extent of such damages with precision. Accordingly, if (i) the Registration Statement is not filed on or prior to the Filing Date, or is not declared effective by the Commission on or prior to the Effectiveness Date (or in the event an additional Registration Statement is filed because the actual number of shares of Common Stock into which the Note is convertible and the Warrants are exercisable exceeds the number of shares of Common Stock initially registered is not filed and declared effective within the time periods set forth in Section 2(a)), or (ii) the Company fails to file with the Commission a request for acceleration in accordance with Rule 12dl-2 promulgated under the Exchange Act within five (5) Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be "reviewed," or not subject to further review, or (iii) the Registration Statement is filed with and declared effective by the Commission but thereafter ceases to be effective as to all Registrable Securities at any time prior to the expiration of the Effectiveness Period, without being succeeded immediately by a subsequent Registration Statement filed with and declared effective by the Commission, or
(iv) trading in the Common Stock shall be suspended or if the Common Stock is delisted from the OTC Bulletin Board for any reason for more than ninety (90) days in the aggregate, or (v) the conversion rights of the Holder are suspended for any reason, including by the Company, or (vi) the Company breaches in a material respect any covenant or other material term or condition to this Agreement, the the Notes, the Purchase Agreement (other than a representation or warranty contained therein) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, and such breach continues for a period of thirty days after written notice thereof to the Company, or (vii) the Company has breached Section 3(n) of this Agreement (any such failure or breach being referred to as an "EVENT"), the Company shall pay in cash as liquidated damages for such failure and not as a penalty to the Holder an amount equal to 2% of the Holder's pro rata share of the purchase price paid by the Holder for all Notes purchased and then outstanding pursuant to the Purchase Agreement for each thirty (30) day period until the applicable Event has been cured, which shall be pro rated for such periods less than thirty (30) days (the "Periodic Amount"). Payments to be made pursuant to this Section 7(e) shall be due and payable immediately upon demand in immediately available funds. The parties agree that the Periodic Amount represents a reasonable estimate on the part of the parties, as of the date of this Agreement, of the amount of damages that may be incurred by the Holder if the Registration Statement is not filed on or prior to the Filing Date or has not been declared effective by the Commission on or prior to the Effectiveness Date and maintained in the manner contemplated herein during the Effectiveness Period or if any other Event as described herein has occurred.

          (f)  SPECIFIC ENFORCEMENT, CONSENT TO JURISDICTION.

               (i) The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Registration Rights Agreement or the Purchase Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Registration Rights Agreement or the Purchase Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

               (ii) Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the United States District Court sitting in the County of Kent, State of Delaware for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the Purchase Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7(f) shall affect or limit any right to serve process in any other manner permitted by law.

          (g) AMENDMENTS AND WAIVERS. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holder. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holder and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates; PROVIDED, HOWEVER, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

          (h) NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earlier of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice prior to 5:00 p.m., pacific standard time, on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice later than 5:00 p.m., pacific standard time, on any date and earlier than 11:59 p.m., pacific time, on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service or (iv) actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be with respect to the Holder at its address set forth in the Purchase Agreement, or with respect to the Company, addressed to:

          Nurescell Inc.
          1400 Bristol Street North, Suite 240
          Newport Beach, California 92660
          Attention: Mr. Adrian A. Joseph, CEO
          Telephone No.:  949.752.0071
          Facsimile No.:  949.752.0091

or to such other address or addresses or facsimile number or numbers as any such party may most recently have designated in writing to the other parties hereto by such notice. Copies of notices to the Company (other than conversion notices for the Notes or exercise notices for the Warrants) shall be sent to Herbert N. Wolfe, Esq., Herzog, Fisher, Grayson & Wolfe, 9460 Wilshire Blvd., 5th Floor, Beverly Hills, California 90212, Telephone number 310.278.4300, Facsimile
310.278.5430. Copies of notices to the Holder shall be sent to H. Glenn Bagwell, Jr., Esq., 3005 Anderson Drive, Suite 204, Raleigh, North Carolina 27609, Telephone No.: (919) 785-3113, Facsimile No.: (919) 785-3116.

               (i) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns and shall inure to the benefit of the Holder and its successors and assigns. The Company may not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the Holder. The Purchaser may assign its rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

               (j) ASSIGNMENT OF REGISTRATION RIGHTS. The rights of each Holder hereunder, including the right to have the Company register for resale Registrable Securities in accordance with the terms of this Agreement, shall be automatically assignable by each Holder to any transferee of such Holder of all or a portion of the Notes or the Registrable Securities if: (i) the Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned, (iii) following such transfer or assignment the further disposition of such securities by the transferee or assignees is restricted under the Securities Act and applicable state securities laws, (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this Section, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions of this Agreement, and (v) such transfer shall have been made in accordance with the applicable requirements of the Purchase Agreement. In addition, each Holder shall have the right to assign its rights hereunder to any other Person with the prior written consent of the Company, which consent shall not be unreasonably withheld. The rights to assignment shall apply to the Holders (and to subsequent) successors and assigns.

               (k) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

               (l) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law thereof.

               (m) CUMULATIVE REMEDIES. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

               (n) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable in any respect, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

               (o) HEADINGS. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

               (p) SHARES HELD BY THE COMPANY AND ITS AFFILIATES. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company or its Affiliates (other than any Holder or transferees or successors or assigns thereof if such Holder is deemed to be an Affiliate solely by reason of its holdings of such Registrable Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage and shall not be counted as outstanding.

               (q) NOTICE OF EFFECTIVENESS. Within two (2) business days after the Registration Statement which includes the Registrable Securities is ordered effective by the Commission, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities and to the Purchaser (with copies to the Holders whose Registrable Securities are included in such Registration Statement, if other than the Purchaser) confirmation that the Registration Statement has been declared effective by the Commission in the form attached hereto as EXHIBIT A.

     IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed by their respective authorized persons as of the date first indicated above.

                             SIGNATURE PAGE FOLLOWS

          SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT DATED AS OF
                                FEBRUARY 8, 2000

                                 NURESCELL INC.

                                 By: /s/ Adrian A. Joseph
                                     -------------------------------------
                                     Name: Mr. Adrian A. Joseph
                                     Title: Chief Executive Officer

                                 THE TRITON PRIVATE EQUITIES FUND, L.P.

                                 By: Triton Capital Management, L.L.C.

                                 By:
                                     -------------------------------------
                                     Managing Member

Exhibit 7(g)


                              RESTRUCTURE AGREEMENT

     THIS RESTRUCTURE AGREEMENT (the "Agreement") is entered into on March 21, 2003 (the "Effective Date"), by and among Triton Private Equities Fund, L.P. ("Triton"), Nurescell Inc. ("Nurescell"), Advanced Technology Industries, Inc. ("ATI") and ATI Nuklear AG ("ATI Sub"), with reference to the following facts and circumstances:

     A. Nurescell and ATI Sub have previously entered into a "License Agreement" dated as of August 15, 2000 (the "License Agreement"), an "Investment Agreement" dated as of August 17, 2000 (the "Investment Agreement") and a Modification Agreement dated as of June 11, 2001 (the "Modification Agreement"), each of which was amended by a "Transaction Restructure Agreement" entered into as of September 30, 2001 by Nurescell, ATI and ATI Sub (the "2001 Restructure Agreement"). Under the License Agreement, as amended, Nurescell has licensed to ATI Sub certain "Technology" (as described in Exhibit 1 to the License Agreement) in return for specified royalty payments.

     B. Nurescell presently owes ATI (i) approximately $176,158 for short-term cash advances previously made by ATI to Nurescell and (ii) various sums for legal fees that ATI has paid on Nurescell's behalf. Nurescell is also indebted to ATI Sub pursuant to a $1 million promissory note (the "ATI Sub Note"). The ATI Sub Note is secured by (i) 15,000,000 unissued shares of Nurescell's common stock ("Nurescell Common Stock"), (ii) a first priority security interest in the Technology and (iii) all royalties due to Nurescell pursuant to Section 4.3 of the License Agreement (collectively, the "Collateral"). Nurescell is presently in default with respect to its obligations to ATI and its obligations to ATI Sub under the ATI Sub Note.

     C. Nurescell is indebted to Triton (collectively, the "Nurescell Debt") pursuant to (i) Nurescell's Series 1999-A 8% Convertible Promissory Note dated December 15, 1999, which came due as to $335,000 in principal on December 1, 2001 (the "1999 Note"), (ii) Nurescell's Series 2000-A 8% Convertible Promissory Note dated February 8, 2000, which came due as to $385,000 in principal on December 1, 2001 (the "2000 Note"), (iii) accrued interest on the 1999 Note and 2000 Note (taking into account Triton's prior conversion of $50,000 of the 1999
Note) and (iv) accrued penalties due to Nurescell's failure to register the shares underlying the 1999 and 2000 Notes as required by the Registration Rights Agreements (the "Registration Agreements") between Triton and Nurescell dated December 15, 1999 and February 8, 2000 (again taking into account Triton's prior conversion of $50,000 of the 1999 Note). Nurescell is presently in default with respect to its obligations to Triton in connection with the Nurescell Debt.

     D. In light of the fact that Nurescell is unable to satisfy its obligations to ATI, ATI Sub and Triton, the parties desire to restructure their relationship so that (i) through conversion into Nurescell Common Stock of at least a portion of the Nurescell Debt, Triton is able to become the majority shareholder of Nurescell and control its operations, (ii) Nurescell's Articles of Incorporation are amended to increase the number of authorized shares so that, if Triton so desires, Triton is able to convert all of the Nurescell Debt into Nurescell Common Stock (assuming a conversion price of $0.001 per share) and (iii) ATI and/or ATI Sub are able to acquire the Technology in return for (A) cancellation of the ATI Sub Note, the 2001 Restructure Agreement, the Investment Agreement, the License Agreement, the Modification Agreement and all other obligations of Nurescell to ATI or ATI Sub (collectively, the "ATI Obligations") and (B) release of the Collateral for the ATI Sub Note, in each case on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the representations, warranties and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                CONVERSION OF NURESCELL DEBT AND RELATED MATTERS

     1.01 INITIAL TRITON CONVERSION. Immediately after (i) Nurescell's current Board of Directors adopts resolutions in substantially the form of the attached Exhibit "A" and (ii) all current directors and officers subsequently resign from their positions with Nurescell (such resignations being in the form of the attached Exhibit "B"), Triton shall convert into Nurescell Common Stock at least that much of the Nurescell Debt as would give Triton a majority of the then-outstanding shares of Nurescell Common Stock (which is anticipated to require a conversion for at least 16,070,239 shares). To the extent requested by Triton, Nurescell shall use its best efforts to assist Triton with the foregoing conversion (the "Initial Conversion"), including appropriate instructions to Nurescell's stock transfer agent.

     1.02 INCREASE IN AUTHORIZED SHARES. Upon completion of the Initial Conversion, Nurescell and Triton shall each use their best efforts to (i) amend Nurescell's Articles of Incorporation to increase the number of authorized shares (the "Share Increase") to an amount that will at least allow the balance of the Nurescell Debt to be converted into Nurescell Common Stock (assuming a conversion price of $0.001 per share) and (ii) prepare, file with the Securities and Exchange Commission and deliver to Nurescell's shareholders an Information Statement (the "Information Statement") describing both the Share Increase and the transfer of the Technology pursuant to this Agreement (the "Technology Transfer") in the manner required by law. The parties acknowledge and agree that the Share Increase and the Technology Transfer will become effective 20 days after the Information Statement has been sent or given to Nurescell's shareholders. To the extent reasonably requested by Nurescell and/or Triton, ATI, in its capacity as a Nurescell shareholder, shall cooperate in causing the Share Increase to become effective.

     1.03 SUBSEQUENT TRITON CONVERSIONS. After the Effective Date, Triton may from time-to-time, in its sole discretion, cause some or all of the remaining Nurescell Debt to be converted into common stock. To the extent requested by Triton, Nurescell shall use its best efforts to assist Triton with each such conversion including, but not limited to, providing confirmation of the prior approval of such conversion by Nurescell's Board of Directors and appropriate instructions to Nurescell's stock transfer agent.

                                   ARTICLE II
                 TRANSFER OF THE TECHNOLOGY AND RELATED MATTERS

     2.01 TECHNOLOGY TRANSFER AND OTHER TRANSACTIONS.

          (a) On the Closing Date (as defined below), the following shall automatically occur without any further action of the parties:

          (i) as of the Closing Date, Nurescell, ATI and ATI Sub shall be deemed to have entered into an agreement in the form of the attached Exhibit "C" (the "Assignment Agreement"), the terms of which shall be incorporated into this Agreement as of the Closing Date if set forth here in full, pursuant to which the Technology shall be transferred to ATI Sub in "as is" condition;

          (ii) as of the Closing Date, the parties hereto shall be deemed to have entered into an agreement in the form of the attached Exhibit "D" (the "Mutual Release"), the terms of which shall be incorporated into this Agreement as of the Closing Date as if set forth here in full;

          (iii) as of the Closing Date, the Collateral for the ATI Sub Note shall be deemed forever released and neither ATI nor ATI Sub shall have any further rights with respect thereto (except as provided in clause (i) above); and
          (iv) as of the Closing Date, the ATI Obligations shall be cancelled and of no further force and effect.

          (b) The parties agree that for all purposes the "Closing Date" shall be the 23rd day (or if such day is a Saturday, Sunday or holiday, the next business day thereafter) following the date that the Information Statement has been sent or given to Nurescell's shareholders; provided, however, that if at least three (3) days prior to the Closing Date either Triton or ATI shall give the other a dated written notice (the "Notice") which (i) states that one or more specified conditions listed in Section 2.02 below (the "Transfer

Conditions") has not been satisfied or waived and (ii) provides the basis for such statement in reasonable detail, then the Closing Date shall be delayed until the specified Transfer Condition(s) has been satisfied or waived. In the event that a Notice is given, the parties shall thereafter reasonably cooperate to promptly satisfy the Transfer Condition(s) specified therein and the Closing Date shall be the date upon which the party giving the Notice acknowledges in writing that the specified Transfer Condition(s) has now been satisfied or waived (which acknowledgment shall not be unreasonably withheld or delayed); provided, however, that if such satisfaction or waiver does not occur within twenty (20) days after the date of the Notice, the party giving the Notice shall thereafter have the right, in its sole discretion, to terminate this Agreement if permitted under Section 5.01(b) below.

     2.02 CONDITIONS TO TRANSFER AND OTHER TRANSACTIONS. The Transfer Conditions shall consist of all of the following:

          (a) the Initial Conversion shall have occurred;

          (b) the Share Increase and the Technology Transfer shall have been approved by a majority of the outstanding shares of Nurescell Common Stock and shall have become effective as provided in Section 1.02 above; and

          (c) as of the date of satisfaction of the Transfer Condition in subsection (b) above (the "Satisfaction Date"):

          (i) no preliminary or permanent injunction or other order shall have been issued by any federal or state court of competent jurisdiction in the United States or by any United States federal or state governmental or regulatory agency, body or authority which prevents consummation of any material portion of the transactions contemplated by this Agreement and remains in effect;

           (ii) no action or proceeding by any governmental or regulatory agency, body or authority shall have been commenced or threatened (and remain pending or threatened) against any party to this Agreement or any of their respective affiliates, officers or directors seeking to prevent or challenging any material portion of the transactions contemplated by this Agreement; and

           (iii) no action or proceeding before any federal or state court of competent jurisdiction in the United States shall have been commenced (and remain pending) against any party to this Agreement or any of their respective affiliates, officers or directors seeking to prevent or challenging any material portion of the transactions contemplated hereby or seeking material damages in connection therewith.

     2.03 STATUS OF THE TECHNOLOGY. ATI and ATI Sub are aware that at such time as the Technology is transferred pursuant to Section 2.01 above, such transfer will be in "as is" condition and, except as provided in Section 3.04(c) below, will be made without representation or warranty of any kind, including warranties as to marketability and fitness for any particular purpose. ATI and ATI Sub are fully aware of the extent and nature of the Technology, have fully investigated all matters with respect thereto and are fully aware of all laws and regulations which relate to Nurescell's transfer thereof, and, notwithstanding any other provision of this Agreement, hereby assume all risk thereof and waive any liability of Nurescell and/or Triton with respect thereto. In light of ATI Sub's security interest in the Collateral, the parties hereto agree that the transfer of the Technology pursuant to this Agreement constitutes a transfer of collateral pursuant to Section 9609 of the California Uniform Commercial Code.

     2.04 FURTHER ACTS.

          (a) Prior to the Closing Date, Triton shall take any action necessary to vote all of its Nurescell Common Stock in favor of the approval and authorization of the Share Increase and the Technology Transfer, including signing a written consent in the form of the attached Exhibit "E."

          (b) On the Closing Date, Nurescell shall deliver to ATI Sub (i) an executed separate assignment document in the form provided by ATI Sub, to be recorded by ATI Sub with the U.S. Patent and Trademark Office evidencing the transfer of the Technology to ATI Sub and (ii) all documentation pertaining to the Technology not previously delivered to ATI or ATI Sub, including, without limitation, copies of all correspondence to and from examining authorities regarding the Technology, all patent and prior art searches and all correspondence with any attorneys involving the preparation or prosecution of patents relating to the Technology.

          (c) After the Closing Date, Triton, Nurescell, ATI and ATI Sub each agree to promptly perform any acts and execute and deliver any further documents which may be reasonably requested in order to reflect the transactions occurring on the Closing Date, including, but not limited to, each party to the Assignment Agreement and the Mutual Release providing the other parties thereto with a signed copy of such agreement; provided, however, that each party to such agreements shall be bound thereby on and after the Closing Date even without their signature thereon.


                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE PARTIES

     3.01 REPRESENTATIONS AND WARRANTIES BY NURESCELL TO TRITON. As an inducement to Triton to enter into this Agreement and to consummate the transactions contemplated herein, as of the Effective Date and the Satisfaction Date, Nurescell hereby represents and warrants to Triton, and agrees, as follows:

          (a) That it is a corporation duly organized, validly existing and in good standing in the jurisdiction where it was formed and it has the full power and authority to own, lease and operate its properties and conduct the business being conducted by it and is duly qualified to transact business and in good standing in every jurisdiction in which the character of the business conducted by it makes such qualification necessary.

          (b) Except as set forth in the attached Schedule 3.01(b), its execution, delivery and performance of this Agreement and each other document provided for or referred to herein has been duly authorized and approved by all requisite corporate action on its part. Neither the execution nor the delivery of this Agreement and such other documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with or fulfillment of the terms and provisions of this Agreement or such other documents, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under (i) its organizational documents,
(ii) any promissory note of which it is the maker or guarantor, (iii) any law or administrative regulation applicable to it or its properties or (iv) any indenture, agreement, mortgage, judgment, order, award, decree or other instrument or restriction to which it is a party or by which it is bound, or give any party with rights under any such indenture, agreement, mortgage, judgment, order, award, decree or other instrument or restriction the right to terminate, modify or otherwise change its rights or obligations under such indenture, agreement, mortgage, judgment, order, award, decree or other instrument or restriction. Except as set forth in the attached Schedule 3.01(b), no authorization, approval or consent of, or notice to or filing with, any person or entity or any governmental department, commission, bureau or agency or other public body or authority is or will be required for the execution, delivery or performance of this Agreement by it or for the consummation by it of the transactions contemplated hereby. It has the full power and authority to do and perform all acts and things required to be done by it under this Agreement. All corporate acts and other proceedings required to be taken by it or on its part to authorize it to carry out this Agreement and such other agreements and instruments as are contemplated hereby and the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement constitutes, and such other agreements and instruments when duly executed (if required) and delivered by it will constitute, legal, valid and binding obligations and will be enforceable against it in accordance with their respective terms.

          (c) ATI is the sole owner of the ATI Shares and, except for (i) the ATI Shares, (ii) ATI Sub's option to acquire shares of Nurescell Common Stock as set out in the Investment Agreement and (iii) the interests in the Collateral, neither ATI nor ATI Sub owns or has any right to acquire any interest in Nurescell.

          (d) Except for the License Agreement, the Investment Agreement, the Modification Agreement, the 2001 Restructure Agreement and the ATI Sub Note (collectively, the "ATI Agreements") and this Agreement, there are no written or oral agreements currently in effect or pending between Nurescell and ATI and/or ATI Sub.

          (e) The attached Exhibit "F" accurately reflects each of Nurescell's accounts payable, other current liabilities, long-term liabilities and contingent liabilities and obligations as of the Effective Date.

          (f) Nurescell does not do business in Nevada and, as shown by its stock ledger, Nurescell does not have more than 99 shareholders with addresses in Nevada.

          (g) All financial information contained in Nurescell' s Form 10-KSB for the fiscal year ended March 31, 2002 and Form 10-QSB for the quarter ended September 30, 2002 (collectively, the "SEC Filings") is true and correct in all material respects and there has been no material change in Nurescell's financial condition from March 31, 2002 or September 30, 2002 to the Effective Date. To its best knowledge, other than as set forth in the attached Schedule 3.01(g), it is not aware of any material actual or contingent liabilities of Nurescell except as set forth in the SEC Filings.

          (h) To the best knowledge of its executive officers, except as set forth on Exhibit "F" or otherwise described in the SEC Filings, it is not aware of (i) any pending or threatened claims by or against Nurescell by any person or entity or (ii) any past occurrences which could reasonably be expected to result in a claim against Nurescell.

          (i) It has committed no act or omission which would cause any person, firm, corporation or other entity to be entitled to any broker's or finder's fee, commission, or other similar compensation with respect to the execution and delivery of this Agreement or any related agreement, or with respect to the consummation of the transactions contemplated herein.

          (j) No representation or warranty by it herein or in any document provided by it in connection herewith, and no information disclosed herein or in any document supplied by it in connection herewith, contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein not misleading.

     3.02 REPRESENTATIONS AND WARRANTIES BY TRITON TO NURESCELL, ATI AND ATI SUB. As an inducement to Nurescell, ATI and ATI Sub to enter into this Agreement and to consummate the transactions contemplated herein, as of the Effective Date and the Satisfaction Date, Triton hereby represents and warrants to Nurescell, ATI and ATI Sub, and agrees, as follows:

          (a) That it is a limited partnership duly organized, validly existing and in good standing in the State of Delaware.

          (b) Its execution, delivery and performance of this Agreement and each other document provided for or referred to herein has been duly authorized and approved by all requisite action on its part. Neither the execution nor the delivery of this Agreement and such other documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with or fulfillment of the terms and provisions of this Agreement or such other documents, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under (i) its organizational documents, (ii) any promissory note of which it is the maker or guar-

antor, (iii) any law or administrative regulation applicable to it or its properties or (iv) any indenture, agreement, mortgage, judgment, order, award, decree or other instrument or restriction to which it is a party or by which it is bound. No authorization, approval or consent of, or notice to or filing with, any person or entity or any governmental department, commission, bureau or agency or other public body or authority is or will be required for the execution, delivery or performance of this Agreement by it or for the consummation by it of the transactions contemplated hereby. It has the full power and authority to do and perform all acts and things required to be done by it under this Agreement. All acts and other proceedings required to be taken by it or on its part to authorize it to carry out this Agreement and such other agreements and instruments as are contemplated hereby and the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement constitutes, and such other agreements and instruments when duly executed (if required) and delivered by it will constitute, legal, valid and binding obligations and will be enforceable against it in accordance with their respective terms.

          (c) It has committed no act or omission which would cause any person, firm, corporation or other entity to be entitled to any broker's or finder's fee, commission, or other similar compensation with respect to the execution and delivery of this Agreement or any related agreement, or with respect to the consummation of the transactions contemplated herein.

     3.03 Representations and Warranties by ATI and ATI Sub to Nurescell. As an inducement to Nurescell to enter into this Agreement and to consummate the transactions contemplated herein, as of the Effective Date and the Satisfaction Date, ATI and ATI Sub each hereby severally, and not jointly, represent and warrant to Nurescell, and agree, as follows:

          (a) That it is a corporation duly organized, validly existing and in good standing in the jurisdiction where it was formed.

          (b) Its execution, delivery and performance of this Agreement and each other document provided for or referred to herein has been duly authorized and approved by all requisite corporate action on its part. Neither the execution nor the delivery of this Agreement and such other documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with or fulfillment of the terms and provisions of this Agreement or such other documents, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under (i) its organizational documents,
(ii) any promissory note of which it is the maker or guarantor, (iii) any law or administrative regulation applicable to it or its properties or (iv) any indenture, agreement, mortgage, judgment, order, award, decree or other instrument or restriction to which it is a party or by which it is bound. No authorization, approval or consent of, or notice to or filing with, any person or entity or any governmental department, commission, bureau or agency or other public body or authority is or will be required for the execution, delivery or performance of this Agreement by it or for the consummation by it of the transactions contemplated hereby. It has the full power and authority to do and perform all acts and things required to be done by it under this Agreement. All corporate acts and other proceedings required to be taken by it or on its part to authorize it to carry out this Agreement and such other agreements and instruments as are contemplated hereby and the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement constitutes, and such other agreements and instruments when duly executed (if required) and delivered by it will constitute, legal, valid and binding obligations and will be enforceable against it in accordance with their respective terms. (c) It has committed no act or omission which would cause any person, firm, corporation or other entity to be entitled to any broker's or finder's fee, commission, or other similar compensation with respect to the execution and delivery of this Agreement or any related agreement, or with respect to the consummation of the transactions contemplated herein.

     3.04 REPRESENTATIONS AND WARRANTIES BY NURESCELL TO ATI AND ATI SUB. As an inducement to ATI and ATI Sub to enter into this Agreement and to consummate the transactions contemplated herein, as of the Effective Date and the Satisfaction Date, Nurescell hereby represents and warrants to ATI and ATI Sub, and agrees, as follows:

          (a) That it is a corporation duly organized, validly existing and in good standing in the State of Nevada.

          (b) Except as set forth in the attached Schedule 3.01(b), its execution, delivery and performance of this Agreement and each other document provided for or referred to herein has been duly authorized and approved by all requisite corporate action on its part. Neither the execution nor the delivery of this Agreement and such other documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with or fulfillment of the terms and provisions of this Agreement or such other documents, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under (i) its organizational documents, (ii) any promissory note of which it is the maker or guarantor, (iii) any law or administrative regulation applicable to it or its properties or (iv) any indenture, agreement, mortgage, judgment, order, award, decree or other instrument or restriction to which it is a party or by which it is bound. Except as set forth in the attached
Schedule 3.01(b), no authorization, approval or consent of, or notice to or filing with, any person or entity or any governmental department, commission, bureau or agency or other public body or authority is or will be required for the execution, delivery or performance of this Agreement by it or for the consummation by it of the transactions contemplated hereby. It has the full power and authority to do and perform all acts and things required to be done by it under this Agreement. All corporate acts and other proceedings required to be taken by it or on its part to authorize it to carry out this Agreement and such other agreements and instruments as are contemplated hereby and the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement constitutes, and such other agreements and instruments when duly executed (if required) and delivered by it will constitute, legal, valid and binding obligations and will be enforceable against it in accordance with their respective terms.

          (c) Nurescell has good title to the Technology, free and clear of all liens, security interests, claims, rights and encumbrances except those presently existing in favor of ATI and/or ATI Sub.

          (d) It has committed no act or omission which could cause any person, firm, corporation or other entity to be entitled to any broker's or finder's fee, commission, or other similar compensation with respect to the execution and delivery of this Agreement or any related agreement, or with respect to the consummation of the transactions contemplated herein.

          3.05 REPRESENTATIONS AND WARRANTIES BY ATI AND ATI SUB TO TRITON. As an inducement to Triton to enter into this Agreement and to consummate the transactions contemplated herein, as of the Effective Date and the Satisfaction Date, ATI and ATI Sub each hereby severally, and not jointly, represent and warrant to Triton, and agree, as follows:

          (a) That it is a corporation duly organized, validly existing and in good standing in the jurisdiction where it was formed.

          (b) Except as set forth in the attached Schedule 3.05(b), its execution, delivery and performance of this Agreement and each other document provided for or referred to herein has been duly authorized and approved by all requisite corporate action on its part. Neither the execution nor the delivery of this Agreement and such other documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with or fulfillment of the terms and provisions of this Agreement or such other documents, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under (i) its organizational documents,
(ii) any promissory note of which it is the maker or guarantor, (iii) any law or administrative regulation applicable to it or its properties or (iv) any indenture, agreement, mortgage, judgment, order, award, decree or other instrument or restriction to which it is a party or by which it is bound. Except as set forth in the attached Schedule 3.05(b), no authorization, approval or consent of, or notice to or filing with, any person or entity or any governmental department, commission, bureau or agency or other public body or authority is or will be required for the execution, delivery or performance of this Agreement by it or for the consummation by it of the transactions contemplated hereby. It has the full power and authority to do and perform all acts and things required to be done by it under this Agreement. All corporate acts and other proceedings required to be taken by it or on its part to authorize it to carry out this Agreement and such other agreements and instruments as are contemplated hereby and the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement constitutes, and such other agreements and instruments when duly executed (if required) and delivered by it will constitute, legal, valid and binding obligations and will be enforceable against it in accordance with their respective terms.

          (c) ATI is the sole owner of 4,590,000 shares of Nurescell Common Stock and, except for (i) those shares, (ii) ATI Sub's option to acquire shares of Nurescell Common Stock as set out in the Investment Agreement and (iii) the interests in the Collateral, neither ATI nor ATI Sub owns or has any right to acquire any interest in Nurescell.

          (d) Except for this Agreement and the ATI Agreements, there are no written or oral agreements currently in effect or pending between Nurescell and ATI and/or ATI Sub.

          (e) It has committed no act or omission which would cause any person, firm, corporation or other entity to be entitled to any broker's or finder's fee, commission, or other similar compensation with respect to the execution and delivery of this Agreement or any related agreement, or with respect to the consummation of the transactions contemplated herein.

                                   ARTICLE IV
                         OTHER AGREEMENTS OF THE PARTIES

     4.01 AGREEMENTS BY ATI AND ATI SUB. ATI and ATI Sub each agree that, unless otherwise consented to in writing by Triton, during the period from the Effective Date until the earlier of (i) the Closing Date or (ii) the date this Agreement is terminated through no fault of ATI or ATI Sub:

          (a) They shall not acquire, nor shall they cause or permit any "affiliate" (as defined in Rule 405 under the Securities Act of 1933; provided that Nurescell shall not be considered an affiliate) to acquire, any additional shares of Nurescell or any rights with respect thereto.

          (b) They shall not take any action, nor shall they cause or permit any affiliate to take any action, against Nurescell with respect to the ATI Agreements or otherwise.

          (c) They shall not transfer any rights with respect to the ATI Agreements or any shares or other interest in Nurescell.

          (d) They shall each use their best efforts to perform or fulfill all conditions and obligations to be performed or fulfilled by them under this Agreement so that the transactions contemplated hereby shall be consummated as soon as practicable. They also agree that they shall each use their best efforts to cooperate with the other parties hereto so as to cause the Transfer Conditions to occur as soon as practicable.

     4.02 AGREEMENTS BY TRITON. Triton agrees that during the period from the Effective Date until the earlier of (i) the Closing Date or (ii) the date this Agreement is terminated through no fault of Triton, it shall (A) use its best efforts to perform or fulfill all conditions and obligations to be performed or fulfilled by it under this Agreement so that the transactions contemplated hereby shall be consummated as soon as practicable, (B) use its best efforts to cooperate with the other parties hereto so as to cause the Transfer Conditions to occur as soon as practicable and (C) not take any action against Nurescell with respect to the 1999 Note, the 2000 Note, the Registration Agreements, the Securities Purchase Agreement dated as of December 15, 1999, the Warrant to Purchase Common Stock dated December 15, 1999, the Securities Purchase Agreement dated as of February 8, 2000, the Warrant to Purchase Common Stock dated February 8, 2000, the Pledge and Security Agreement dated August 8, 2002, the $26,000 Secured Promissory Note dated August 8, 2002, the $7,650 Unsecured Promissory Note dated August 26, 2002, or otherwise.

     4.03 AGREEMENTS BY NURESCELL. Nurescell agrees that during the period from the Effective Date until the earlier of (i) the Closing Date or (ii) the date this Agreement is terminated through no fault of Nurescell, Nurescell shall:

          (a) use its best efforts to perform or fulfill all conditions and obligations to be performed or fulfilled by it under this Agreement so that the transactions contemplated hereby shall be consummated as soon as practicable;

          (b) use its best efforts to cooperate with the other parties hereto so as to cause the Transfer Conditions to occur as soon as practicable;

          (c) not take any action, nor shall it cause or permit any affiliate over which Nurescell has control to take any action, against ATI or ATI Sub with respect to the ATI Agreements or otherwise;

          (d) not transfer any rights with respect to the Technology, the ATI Agreements or other interest in ATI;.

          (e) reasonably cooperate with ATI and ATI Sub in the filing and prosecution of any patent application and other similar filings related to the protection of the Technology; and

          (f) not establish any liens, security interests, claims, rights and encumbrances against title to the Technology except in favor of ATI and/or ATI Sub.

     4.04 AGREEMENT AS TO LIABILITIES. Nurescell agrees that on and after the Closing Date, unless otherwise specified in this Agreement or an Exhibit or Schedule hereto, neither ATI nor ATI Sub shall be liable for any currently existing or future liabilities of Nurescell.

                                    ARTICLE V
                       TERMINATION, AMENDMENT AND SURVIVAL

     5.01 TERMINATION. This Agreement may be terminated and the transactions contemplated hereby may be abandoned only:

          (a) by mutual consent of each of the parties; or

          (b) by one party unilaterally, if (i) there has been a material breach by another party of any of its representations, warranties or covenants set forth in this Agreement and such breach has not been cured (or cure commenced followed by prompt completion) within twenty (20) days after written notice thereof to such party and (ii) the party seeking termination is not also in material breach of any of its representations, warranties or covenants set forth in this Agreement.

     5.02 TERMINATION REMEDIES. Notwithstanding termination of this Agreement, in the event that the transactions described herein are not consummated due to a material breach of this Agreement by a party, the other parties shall have all rights and remedies at law and in equity available to it for such breach, including the right to specific performance.

     5.03 AMENDMENT AND WAIVER. No waiver or amendment of any provision of this Agreement shall be effective unless in writing and signed by the party to be bound. No delay or omission of any party hereto in exercising any right or remedy hereunder shall constitute a waiver of such right or remedy, and no waiver as to any obligation shall operate as a continuing waiver or as a waiver of any subsequent breach.

     5.04 SURVIVAL OF TERMS. The provisions of this Section, Articles III, VI and VII and Sections 1.03, 2.03, 2.04(b) and 2.04(c) shall survive the Effective Date and the Closing Date and continue in full force and effect at all times thereafter. In addition, the provisions of this Section, Article VII (except
Section 7.02) and Section 5.02 shall survive the termination of this Agreement and continue in full force and effect at all times thereafter (with provisions of Article VI also surviving for purposes of Section 5.02).

                                   ARTICLE VI
                                 INDEMNIFICATION

     6.01 INDEMNIFICATION. At all times after the Effective Date, upon demand, each party shall indemnify, defend and hold each other applicable party and such other party's directors, officers, employees, agents, consultants, advisors, shareholders and affiliates (collectively, the "Indemnified Persons") harmless from and against any and all costs and expenses (including reasonable costs of investigation and attorneys' fees) and other losses, liabilities and damages resulting from any breach by such party of any representation, warranty or covenant in this Agreement or any Exhibit, Schedule or other document provided in connection herewith.

     6.02 INDEMNIFICATION PROCEDURE. No party shall be required to indemnify any Indemnified Person with respect to any claim under Section 6.01 above unless the Indemnified Person seeking indemnification (the "Indemnitee") shall notify the other party (the "Indemnitor") of such claim, shall provide the Indemnitor with a copy of any relevant documents with respect to such claim, and shall otherwise make available to the Indemnitor all relevant material information with respect to such claim; provided, however, that the Indemnitee's failure to give notice or to provide copies of documents or to furnish relevant information shall not constitute a defense (in whole or in part) to any claim by the Indemnitee against the Indemnitor except and only to the extent that such failure by the Indemnitee shall result in a material prejudice to the Indemnitor. The Indemnitor, at its sole cost and expense, shall have the right to defend against any claim brought by a third party, either in its own name or in the name of the Indemnitee, as may be required, and the Indemnitee, at its sole cost and expense, shall have the right to participate in such defense. The Indemnitee shall not settle or compromise any third party claim unless it shall first obtain the written consent of the Indemnitor (provided such consent is not unreasonably withheld or delayed) or unless suit shall have been instituted against the Indemnitee and the Indemnitor shall have failed, after the lapse of a reasonable time after written notice to it of such suit, to take action to defend the same or unless the Indemnitor shall have failed to notify the Indemnitee in writing of its intention to contest the claim within twenty (20) days of the giving of the above notice from the Indemnitee to the Indemnitor.

                                   ARTICLE VII
                                  MISCELLANEOUS

     7.01 COSTS AND EXPENSES. Except as specified in Section 6.01 or 7.11, all expenses (including attorney's and accountant's fees) in connection with (i) the preparation and negotiation of this Agreement and the other agreements and documents referred to herein and (ii) the consummation of the transactions referred to herein or therein, shall be borne by the party who incurred them.

     7.02 FURTHER ASSURANCES. From time to time after the Effective Date and the Closing Date, each party agrees to promptly perform any acts and execute and deliver any further documents which may be reasonably requested by another party in order to consummate more effectively the transactions contemplated hereby.

     7.03 NOTICES. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been sufficiently given if personally delivered, telecopied, sent by overnight courier or deposited in the United States Mail, in a properly stamped envelope, certified mail, return receipt requested, addressed to the party to whom it is to be given, at the address set forth below. A notice or other communication shall be deemed received (i) upon receipt, if personally delivered, (ii) on the first business day after dispatch, if sent by overnight courier, (iii) on the first business day after dispatch, if transmitted by telecopy, and (iv) on the earlier of delivery (as evidenced by the signed return receipt) or three (3) days after mailing, if sent by certified mail. A party hereto may change its address by written notice in accordance with this Section.

     (a) If to Nurescell, as specified in (b) or (c) below, as applicable.

     (b) If to Triton, at:

               220 Executive Center
               225 North Market Street
               Wichita, Kansas 67202
               Telecopy number: (316) 267-0204
               Attn: John C. Tausche

          with a copy to:

               David S. Hamilton, Esq.
               5699 Kanan Road, #251
               Agoura Hills, California  91301
               Telecopy number: (818) 879-5449

     (c) If to ATI and/or ATI Sub, at:

               Advanced Technology Industries, Inc.
               Taubenstrasse 20
               Berlin, Germany 10117
               Telecopy number: 011 49 30 201 77899
               Attn: Hans-Joachim Skrobanek

               ATI Nuklear AG
               Taubenstrasse 20
               Berlin, Germany 10117
               Telecopy number: 011 49 30 201 77899
               Attn: J.P. Lempert

           with copies to:

               Reboul, MacMurray, Hewitt & Maynard
               45 Rockefeller Plaza
               New York, New York 10111
               Telecopy number: (212) 841-5725
               Attn: Anthony Norris

               James Samuelson
               2030 Main Street, Suite 1300
               Irvine, California 92614
               Telecopy number: (949) 260-4799

     7.04 ENTIRE AGREEMENT; REPRESENTATIONS AND WARRANTIES. This Agreement, together with its Exhibits, Schedules and other documents expressly referred to herein, contains the entire agreement of the parties with respect to its subject matter and supersedes all prior negotiations, agreements and understandings, written or oral, with respect to such subject matter. Other than as set forth in
Article III hereof or otherwise contained herein or in any Exhibit, Schedule or other document delivered pursuant hereto, the parties make no representations or warranties of any kind, whether express or implied, in connection with the transactions contemplated hereby.

     7.05 SEVERABILITY. Should any part of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any remaining portion, which remaining portion shall remain in force and effect, and the application of such part to persons or circumstances other than those as to which it is held invalid or unenforceable, and each other term, covenant and condition of this Agreement, shall be valid and be enforced to the fullest extent permitted by law.

     7.06 BINDING EFFECT; BENEFIT. This Agreement and all provisions hereof shall be binding upon and shall inure only to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties. Except for Indemnified Persons under Article VI, this Agreement is not intended to confer upon any person or entity other than the parties hereto any rights or remedies hereunder.

     7.07 HEADINGS. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

     7.08 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

     7.09 APPLICABLE LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without regard to the conflicts of laws rules thereof. The parties agree that the exclusive venue for resolution of any case or controversy arising out of or in connection with this Agreement shall be Los Angeles County, California.

     7.10 INTERPRETATION. Each party intends that this Agreement be deemed and construed to have been jointly prepared by the parties. As a result, the parties agree that any uncertainty or ambiguity existing herein shall not be interpreted against any of them. The parties also intend that the rights and remedies hereunder be cumulative, so that exercise of any one or more of such rights or remedies shall not preclude the later or concurrent exercise of any other rights or remedies.

     7.11 ATTORNEYS' FEES. If any party to this Agreement shall bring any action for any relief against any other party hereto arising out of or in connection with this Agreement or any Exhibit, Schedule or other document in connection herewith, in addition to all other remedies to which the prevailing party may be entitled, the losing party shall be required to pay to the prevailing party a reasonable sum for attorney's fees and costs incurred in bringing such action and/or enforcing any judgment granted therein, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney's fees and costs incurred in enforcing such judgment. For the purposes of this Section, attorney's fees shall include, without limitation, fees incurred with respect to the following: (i) post-judgment motions, (ii) contempt proceedings, (iii) garnishment, levy and debtor and third party examinations,
(iv) discovery and (v) bankruptcy litigation.

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

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the Effective Date.

                       NURESCELL INC.

                       By:
                           -------------------------------
                                                 President
                       By:
                           -------------------------------
                                                 Secretary

                       TRITON PRIVATE EQUITIES FUND, L.P.
                         By: Triton Capital Management, L.L.C.,
                                     General Partner

                       By:
                           ----------------------------------
                             John C. Tausche, Member

                       ADVANCED TECHNOLOGY INDUSTRIES,  INC.

                       By:
                            ---------------------------------
                                                    President
                       By:
                           ----------------------------------
                                                    Secretary


                       ATI NUKLEAR AG

                       By:
                           ----------------------------------
                                                    President
                       By:
                           ----------------------------------
                                                    Secretary


     The foregoing is hereby consented to as of the Effective Date

                       LTDNETWORK, INC.

                       By:
                           ---------------------------------
                       Title:
                           ---------------------------------


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